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08000926

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CV Technologies

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

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PROCESSED
FEB 27 2008
THOMSON FINANCIAL

FILE NO. 82- 35059

FISCAL YEAR 9-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DATE: 2/26/08

CV Technologies Inc.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

9-30-07
AR/S

MANAGEMENT'S DISCUSSION AND ANALYSIS

Annual Report
September 30, 2007

CV Technologies Inc.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

TABLE OF CONTENTS

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

MANAGEMENT'S DISCUSSION AND ANALYSIS

The consolidated financial statements of CV Technologies Inc. (the Company) are prepared in accordance with Canadian generally accepted accounting principles (GAAP). All references to GAAP refer to Canadian generally accepted accounting principles. These accounting principles require the Company to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosure of contingent assets and liabilities. Management believes that the estimates and assumptions, which it relies upon, are reasonably based on information available at the time that these estimates and assumptions were made. These estimates and assumptions have been discussed with the Audit Committee of the Board of Directors of CV Technologies Inc. Actual results may differ under different assumptions and conditions. The following information should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2007 and accompanying notes. All expressed amounts are in Canadian dollars, unless specified otherwise. Additional information on the Company, including the Company's most recently filed Annual Information Form, is available at www.sedar.com.

This discussion and analysis for the year ended September 30, 2007 is prepared and contains disclosure of material changes occurring up to and including December 27, 2007.

Forward-looking Statements

Management's discussion and analysis (MD&A) contains certain forward-looking information and statements within the meaning of applicable securities laws. The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: those comments predicting the timing and/or initiation of clinical trials, clinical trial results, and associated regulatory clearances, financing and acceptance of COLD-fX® in the marketplace. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "would", "project", "could", "should", "believe", "plans", "targets", "intends" and similar expressions are intended to identify forward-looking statements. In addition to the risks outlined in the Risks and Uncertainties section, this MD&A contains forward-looking information and statements pertaining to the following: the impact of competition; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; and product development. The Company believes that the expectations and assumptions reflected in the forward-looking information and statements contained herein are reasonable but no assurance can be given that these expectations and assumptions are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

The forward-looking information and statements contained in this MD&A speak only as at the date of this MD&A, and none of the Company or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Company Overview

CV Technologies Inc. (TSX:CVQ) is a life sciences and technology company, founded in 1992 and headquartered in Edmonton, Alberta, Canada. The Company has developed, commercialized and patented a proprietary technology, known as ChemBioPrint®, which is used to discover and biologically standardize natural products that deliver consistent, verifiable and provable health benefits. In 2003, the Company shifted from research and development to product commercialization. Using the ChemBioPrint discovery and standardization platform, the Company's scientists are able to identify precisely the chemical profile and biological activity of natural products. The process involves a combination of chemical and biological fingerprinting ensuring the creation and scientific substantiation of its natural health products to be safe, effective and consistent. The Company is committed to using a pharmaceutical model (rigorous drug discovery and testing methods) to develop natural therapeutics for health maintenance and disease prevention. Its efforts in scientific research and product innovation are key factors enabling the Company to secure the trust of consumers, trade professionals, healthcare practitioners and government.

The Company's lead product, COLD-fX®, is designed to aid in the prevention and relief of colds and flu by strengthening the immune system. In February 2007, Health Canada issued a Natural Product Number (NPN) for COLD-fX® with the claim it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system". A U.S. Food and Drug Administration (FDA) regulated Phase II Clinical Trial showed COLD-fX® reduces the risk of getting an influenza or respiratory syncytial virus (RSV) infection (confirmed by both laboratory testing and symptoms) in a nursing home senior population by 89%. A Canadian trial in the general population, which was reported in the Canadian Medical Association Journal October 2005, showed COLD-fX® reduced the average number of upper respiratory infections per person by 25% and reduced the number of recurrent infections by 56%. Symptom severity was reduced by 31% and duration was reduced by 35%. All the Company's products are designed to support normal physiological/body functions with a user-friendly, natural formula. Utilizing its patented ChemBioPrint technology, the Company has developed and commercialized a selection of premium quality natural health products for health maintenance and disease prevention.

COLD-fX® continues to be the number one selling cold and flu remedy in Canada (ACNielsen MarketTrack service National all Channel dollar sales for the categories of Cold Remedies (including antihistamines) and Supplements & Products, 52 weeks ending June 9, 2007).

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Vision and Strategy

The fundamental Vision of the Company has not changed over the years - "to develop and promote evidence-based, safe and effective natural medicines for disease prevention and health maintenance." This vision continues to be a basic premise for the business, and Management's intent is to become a leader in Canada in preventative health care.

The Board and Management of the Company have completed a comprehensive five-year plan, and during the next five years, there are several strategic priorities that the Company is focused on:

- The continued development of a strong Canadian platform for the Company's core business, with the intent of obtaining national distribution and acceptance in multiple channels, and a leading market position in its categories. Management is completing the structure to accomplish this, with the goal to return the Canadian business to double digit revenue growth.

- The launching of new products into the Canadian marketplace. Management is developing branding and packaging systems that will enhance existing brands and create a branding template from which to launch new products. Management's intent continues to be the development of a highly visible brand presence with the consumer. Management is continuing to invest in R&D and regulatory capabilities and has created a multi-year plan of new product development and clinical trials, with targeted launch dates to bring these products to market.

- The continuation of U.S. business, but in a more balanced and opportunistic manner. Management will balance investment in the marketplace against revenues.

- The continuation of discussions with potential strategic partners for the development and expansion of the Company's science to create new product opportunities worldwide.

The Company's strategic planning over the next year to support these longer-term initiatives includes the following:

- The completion of restructuring of the Company's Canadian sales force, with the intent of creating a national sales team that not only covers existing customers effectively but also drives new business with new customer and new channel initiatives.

- Management is planning to open an office in Montreal, to complement offices already existing in Edmonton, Vancouver and Toronto and is strengthening the sales force covering Western Canada.

- The national Canadian launch of COLD-fX® Extra Strength in the fall of 2007. All existing customers of COLD-fX have listed the new product.

- Significantly more focused advertising and marketing efforts to support COLD-fX® during the 2007-2008 cold and flu season, with a national TV advertising campaign for the first time now that COLD- fX® has a Natural Product Number (NPN) number from Health Canada.

- Management will continue to actively pursue consumer public relations opportunities.

Commercialized Products

The three principal product lines are:

- COLD-fX® — Helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system
- REMEMBER-fX® — Helps enhance mental alertness
- CELL-fX® — Helps relieve symptoms of bone and joint pain and assists in the formation of connective tissue

While the Company is developing strategic plans to market PRESSURE-fX®, it does have a U.S. distribution partner that it is currently selling products using PRESSURE-fX® bulk ingredient. Management has deferred the launch date for several years in setting priorities under its strategic plan.

Executive Summary

There were a number of significant events and developments for the Company during fiscal 2007, including the following:

- The launch of COLD-fX® into the U.S. market in the fall of 2006 initially resulted in encouraging interest from retailers, and involved a broader base of stores and listings at a national level greater than Management had planned. Management made significant investments in marketing activities during this period to drive consumer awareness; a challenge given the broad based multiple markets in which COLD-fX® product appeared.
- Several U.S. customers subsequently advised the Company that a significant portion of the product shipped to them was to be returned. On April 11, 2007, the Company announced its decision to restate the previously released financial reports.
- Because of the identified need to restate our financial statements, the Alberta Securities Commission initiated an interim cease trade order on April 19, 2007. The Company issued restated financial reports in which U.S. revenues decreased to reflect consumer purchases (risk of product returns eliminated), and trading was resumed on July 11, 2007.
- On September 11, 2007, the Company announced that it was served with Statements of Claim in two coordinated class action lawsuits commenced simultaneously in Ontario and Alberta against the Company, certain officers and directors, and the Company's former auditors. The proposed class action lawsuits allege principally that the audited financial statements for the fiscal year 2006 ended September 30, 2006 and the unaudited financial statements for the first quarter ended December 31, 2007 were misleading.
- During the last half of fiscal 2006 and into the first quarter of fiscal 2007 significant management time, resources and costs were incurred in dealing with the restatements for previously reported consolidated financial statements, the potential class action lawsuit, and strengthening of the Company's internal control over financial reporting.

While there have been challenges to the business during the year, there have also been some very positive developments:

- In February of 2007, Health Canada approved the daily use of COLD-fX® for use as a preventative medicine to provide symptom relief for colds and flu. This provided the Company with a product license and natural product number (NPN) for COLD-fX® with the treatment claim, "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system."
- COLD-fX® was named Canada's #1 Pharmacist-recommended natural cold remedy for the second straight year according to the 13th annual Pharmacy Post survey.
- Cold-fX® in Canada remains strongly positioned as the number one selling cold and flu remedy in the country. (Source: ACNielsen MarketTrack service National all Channel dollar sales for the categories of Cold Remedies (including antihistamines) and Supplements & Products, 52 weeks ending June 9, 2007).
- Credit facilities were established with a new bank sufficient to support the business plan for the upcoming year.

- Construction of the Company's new headquarters and research centre is nearly complete with occupancy commencing in December 2007.
- The Company created $1.1 million in net product sales in the U.S., kept most retailers as it moved into the next cold and flu season, and has added two new customers while the expansion developed slowly.
- The Company's Canadian business remained solid with net revenues at $41.0 million and profitable during the year while the 2007 U.S. expansion created significant expenses and loss to the business.
- The reorganization of senior management including the hiring of a Chief Operating Officer and a new Vice President of Sales, and the creation of a national sales force is underway.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Results of Operations

Profitability

Summary of Annual Geographic Results
(in thousands)

		Fiscal Year Sep 30, 2007	Fiscal Year Sep 30, 2006
Canada	Revenues	40,955	41,336
	Earnings before tax	8,464	7,928
United States	Revenues	1,080	8
	Loss before tax	(13,574)	(3,778)
Other	Revenues	0	43
	Earnings before tax	0	(10)
Consolidated	Revenues	42,035	41,387
	Loss before tax	(5,110)	4,140

Consolidated loss after taxes for the fiscal year was $9.8 million compared to consolidated net earnings of $0.6 million for the same period of the prior year, a decrease of $10.5 million. This was primarily the result of marketing activities in the U.S. with slow sales growth. Consolidated loss before taxes was $5.1 million compared to earnings before taxes of $4.1 million, a decrease of 9.2 million from the prior year.

Fourth quarter consolidated loss after taxes was $1.1 million compared to a $3.0 million loss for the same quarter of the prior year, an improvement of $1.9 million. Net loss before taxes was $0.4 million compared to a loss before taxes of $3.0 million for the same quarter last year.

While Canadian earnings attracted income tax, activity in the U.S. market created a loss in a foreign operation. Since income of a subsidiary is taxable in the country in which it operates, the application of tax losses from one country against the taxable income of another country is not possible. Therefore, the foreign taxable loss was not recognized as a future tax asset. The Company took a valuation allowance, as recovery of those losses in a foreign jurisdiction would not be likely in the foreseeable future.

During the fourth quarter, management recorded a write-down of $814 thousand on an impairment of deferred development costs primarily related to the PRESSURE-fX® and PHF (Parathyroid Hypertensive Factor) technology. Management intends to continue product development using this technology, but decided to defer launch dates several years so it could focus on current priorities under its new strategic plan The Company also re-evaluated its packaging materials, and excess and slow moving inventory based on the strategic plan and intentions to redesign current packaging. The reduction in inventory valuation was $2.4 million.

In fiscal 2007, Canadian sales were down slightly to $41.0 million from $41.3 million as management focused on the U.S. launch in the first half of the year. Management continued to refocus on Canada during the fourth quarter. A sharp reduction of expenditures related to the U.S. entry brought costs into line with seasonal sales levels during the second half of the year.

Revenue

Net sales for fiscal 2007 totalled $42.0 million (2006 - $41.4 million), an increase of 1.6%. The Company reported net product sales of $8.4 million (2006 - $8.3 million) for the fourth quarter of fiscal 2007, an increase of 0.8%. Although attention on the U.S. entry took focus from Canadian operations in fiscal 2007, Management believes the Canadian market has potential for further growth.

COLD-fX® is the Company's lead product line and represents the majority of its sales. Consumers use the product to strengthen their immune system to prevent and treat colds and flu. As a result, COLD-fX® sales exhibit a seasonal pattern. The spring and summer months are periods of slow sales, while late summer, fall and winter experience significantly greater sales volume with the increase in the frequency and severity of colds and flu. Retailers usually commence purchasing in late August and September to stock their shelves and replenish stock as required. Consumer purchases are strongest in the first and second quarters of the fiscal year.

A national decrease of 9% in the number of respiratory illnesses as reported by the Flu/Cold/Respiratory Illness Activity Notification (FAN®) Program from Surveillance Data Intelligence (SDI) for the 28-week period ended March 23, 2007 also contributed to a decline in consumer demand and reduced replenishment orders in the second quarter. The most pronounced decrease in cold and flu activity was in Western Canada, historically the leading sales region for COLD-fX®.

Fourth quarter U.S. net sales remained low while the Company continued efforts in developing and maintaining distribution channels. The strengthening Canadian dollar decreased the CAD/USD average translation rate for the quarter contributing to a decrease in reported U.S. revenues. This market will require time to develop consumer awareness, permit consumers to try COLD-fX® and generate the positive word of mouth experiences already achieved within Canada. The fourth quarter also represented a period of continuing curtailment of U.S. marketing investment to better align expenses with sales and seasonal demand.

The Company increased its Canadian list price of its lead product, COLD-fX®, approximately 6% effective September 1, 2007. Additional promotional sales programs offered to customers will offset this price increase to varying degrees as the price increase is phased in.

Cost of goods sold and gross profit

Gross margin for fiscal 2007 improved to 68.6% from 67.9% for the prior year. The fourth quarter gross margin was 55.4%, an increase of 4.6% from 50.8% in the same quarter in fiscal 2006 and a decrease of 16.5% from 71.8% in the third quarter of fiscal 2007.

The decrease in gross margin from the third quarter resulted primarily from inventory revaluations of $2.4 million taken on packaging, excess, outdated and slow moving inventories. The improvement in margin from the same quarter last year resulted from a reduction in variable and fixed costs of distribution, manufacturing, quality control and logistical costs, and lesser sales discounts and allowances in proportion to sales and costs associated with preparations to enter the U.S.

Costs to transport, store and repackage U.S. inventories also affected gross profit for the fourth quarter. Repackaging costs are expected to contribute to lower gross margins as excess U.S. inventories were moved to Canada for sale in fiscal 2008.

The Company received notification from its broker that U.S. Customs and Border Protection had approved the initial refund of certain duties paid on a prior border entry of COLD-fX® bulk ingredient shipments. This approval by U.S. Customs set forth the general approach that it will take on the refund of duties on all remaining border entries. Claims for refund are being submitted on a shipment-by-shipment basis. The current estimate of refundable duties is approximately $489 thousand. This estimate of refundable duties was not accrued in the financial statements, as there is uncertainty in its recoverability.

The Company continues with its strategy to reduce inventories. Manufacturing activities were reduced in Canada and the U.S. following the first quarter with the exception to manufacture COLD-fX® Extra Strength, a new product line extension. This overall curtailment on manufacturing activity is expected to continue until on-hand stock is restored to normalized inventory levels.

Operating expenses

The fiscal year 2007 year-over-year operating expenses as a percentage of sales increased from 58.8% to 79.4%. Fourth quarter operating costs decreased from 87.4% in fiscal 2006 to 50.3% in fiscal 2007. The Company invested heavily in its U.S. launch resulting in a significant increase in advertising and marketing expenses and the costs of consultants and professional services in the fourth quarter of fiscal 2006 and first and second quarters of fiscal 2007. Operating expenses for fiscal 2007 were $33.4 million (2006 - $24.3 million). Fourth quarter operating expenses for fiscal 2007 were $4.2 million (2006 - $7.2 million).

This $9.0 million (37.2 %) increase in operating expenses over the prior year was comprised of the following:

- Advertising and marketing expenses increased by $8.1 million (98.3%) in efforts to launch COLD-fX® sales in the U.S. Curtailment of spending following the cold and flu season brought costs more into alignment with sales in the last half of the year. In the fourth quarter, Canadian spending increased in preparation of the upcoming cold and flu season. In fiscal year 2007, fourth quarter consolidated spending was $1.2 million (14.5% of net sales) compared to $2.6 million (31.0% of net sales) the same quarter of the prior year. This improvement was the result of significant reductions in media and marketing.

  U.S. marketing expenditures were $10.5 million (25.0% of consolidated net sales) in fiscal 2007. Canadian marketing expenditures were $5.9 million (14.1% of consolidated net sales) in fiscal 2007 compared to $7.0 million (17.4% of consolidated net revenues) in fiscal 2006.

- Salaries and stock-based compensation increased by $0.7 million (11.0%). This increase reflected reduced stock-based compensation offset by greater staffing. Stock-based compensation decreased approximately $1.2 million primarily from Dr. Shan's surrender of options. Wages increased $1.9 million with the hiring of sales, operational and administrative staff and from wage increases implemented over the past year. Staff was hired to handle U.S. sales growth, which was slow to develop. Annual salaries and stock-based compensation in fiscal year 2007 was 16.6% (2006 – 15.2%) of net sales. Fourth quarter expenses in fiscal year 2007 were $1.8 million (21.4% of net sales) compared to $2.0 million (23.8% of net sales) for the same quarter of the prior year.

The Alberta economy was very robust in the past fiscal year. The Company is experiencing inflationary pressure on salaries and supply of certain goods and services. Management anticipates increasing cost pressures and demand for skilled workers to continue for the year. Anticipated average salary inflation is in the range of 3-6%.

- Research and development expenditures for the year increased $0.5 million (18.1%) over the prior year. This increase was the result of additional staff and continued progress with the Company's clinical trials in collaboration with Capital Health of Edmonton and the University of Alberta, involving senior citizens in Vancouver, Edmonton, Toronto and Halifax and the Hackensack University Medical Center clinical trial in the U.S. These expenditures were 7.4% (2006 - 6.3%) of net sales for the year. Fourth quarter expenditures were 5.0% (2006 – 5.0%) of net sales.

- Contracted, consulting and professional services increased by $0.8 million (20.3%) from the previous year. In the third and fourth quarters, the Company reduced contracted and professional services in sales, marketing, brand building, and regulatory affairs originally put in place to support its U.S. entry. Offsetting these reductions were increased legal and accounting fees related to the class action lawsuit, cease trade orders and restatement of financial statements. The fourth quarter costs of $0.9 million (2006 - $1.5 million) reflected a decrease in usage of consultants offset with ongoing legal and accounting fees, as mentioned above.

  In fiscal year 2007, the fourth quarter expenditures were 11.2% of net sales (2006 – 18.0%).

- An increase in foreign exchange gains of $1.4 million from the prior year resulted from a strengthening of the Canadian dollar against the U.S. dollar. The Company carried a large net liability in U.S. dollars that benefited from that strengthening. These gains could reverse if the Canadian dollar weakened against the U.S. dollar and if these liabilities are not settled. This gain was 3.2% (2006 - 0.1%) of net sales for the year. In fiscal year 2007, the fourth quarter gain was $0.9 million (10.8% of net sales).

- Interest and bank charges increased $0.2 million as incurred interest on its mortgage and amortized fees related to establishing and using its credit facilities. Guarantee fees accrued to an insider also increased interest costs (See Related Party Transactions).

- A loss of $0.8 million was taken on write down of deferred development costs primarily related to PRESSURE-fX® and PHF technology in the fourth quarter. Management decided to delay plans to launch products using this technology for several years under its new strategic plan.

- Income tax expense for the year was $4.7 million compared to $3.5 million of the prior year. Income tax expense for the fourth quarter was $0.6 million compared to $10 thousand for the same period last year. Profitability in Canada and non-deductible losses in foreign operations resulted in tax expenses where a tax expense recovery may have been expected.

Summary of Quarterly Results
(in thousands)

2007	1st Quarter Dec 31, 2006 Restated	2nd Quarter Mar 31, 2007	3rd Quarter Jun 30, 2007	4th Quarter Sep 30, 2007	Fiscal Year 2007
Product sales	22,615	7,849	3,215	8,356	42,035
Gross margin	16,710	5,569	1,915	4,627	28,821
Gross margin %	73.9%	70.9%	59.6%	55.4%	68.6%
Earnings (loss) before tax	(741)	(2,123)	(1,808)	(438)	(5,110)
Earnings (loss) after tax	(3,584)	(3,296)	(1,871)	(1,080)	(9,831)
EPS – Basic	$(0.03)	$(0.03)	(0.02)	(0.01)	$(0.09)
EPS – Diluted	$(0.03)	$(0.03)	(0.02)	(0.01)	$(0.09)
Total assets	60,078	49,254	37,106	41,308	41,308
Total liabilities	39,335	31,162	20,804	25,802	25,802
2006	**1st Quarter Dec 31, 2005**	**2nd Quarter Mar 31, 2006**	**3rd Quarter Jun 30, 2006**	**4th Quarter Sep 30, 2006 Restated**	**Fiscal Year 2006 Restated**
Product sales	18,940	10,915	3,242	8,290	41,387
Gross margin	13,414	8,253	2,220	4,213	28,100
Gross margin %	70.8%	75.6%	68.5%	50.8%	67.9%
Earnings (loss) before tax	7,463	2,087	(2,428)	(2,982)	4,140
Earnings (loss) after tax	4,416	987	(1,772)	(2,992)	639
EPS – Basic	$0.04	$0.01	$(0.02)	$(0.02)	$0.01
EPS – Diluted	$0.04	$0.01	$(0.02)	$(0.02)	$0.01
Total assets	32,319	34,277	33,545	43,132	43,132
Total liabilities	7,458	7,331	7,737	19,607	19,607
2005	**1st Quarter Dec 31, 2004**	**2nd Quarter Mar 31, 2005**	**3rd Quarter Jun 30, 2005**	**4th Quarter Sep 30, 2005**	**Fiscal Year 2005**
Product sales	11,304	10,521	2,836	7,189	31,850
Gross margin	8,355	8,352	2,250	5,162	24,119
Gross margin %	73.9%	79.4%	79.3%	71.8%	75.7%
Earnings (loss) before tax	4,196	3,081	(466)	1,725	8,536
Earnings (loss) after tax	4,196	3,081	(466)	3,282	10,093
EPS – Basic	$0.05	$0.03	($0.00)	$0.02	$0.10
EPS – Diluted	$0.04	$0.03	($0.00)	$0.02	$0.09
Total assets	13,819	17,762	17,909	23,717	23,717
Total liabilities	4,020	2,377	2,182	3,876	3,876

There was no income or loss caused by discontinued operations and/or extraordinary items.

U.S. launch

The Company started its U.S. launch with shipments commencing in September 2006. Initial retail customer response was very positive. The launch quickly became a national effort with Wal-Mart and CVS Pharmacies launching COLD-fX® across the United States.

Strong initial shipments to new U.S. customers led to sales expectations that were much greater than the original forecast. This interest and volume of shipments also led to a significantly larger marketing investment than original forecasts, as well as higher broker costs and heavier public relations efforts.

Once displays and listings were in place in retail outlets, consumer response to the product was very slow. U.S. retail customers advised that our message "boosts the immune system", permitted under a New Dietary Ingredient (NDI) was not strong enough to generate consumer purchases in a highly competitive environment. Premium pricing against established competitive products of a much lower selling price also hurt consumer trials.

The result of a national marketing effort against high sales expectations for fiscal 2007 was a significant investment in marketing, contracted and professional services expenses exceeding $12.3 million. Net product sales in 2007 were $1.1 million.

While this has been a year with disappointing results from the entry efforts into the U.S. marketplace, U.S. sales efforts have been stabilized and will move forward on a controlled basis with investment in the marketing efforts aligned with revenues generated. The Company has maintained its U.S. retail customer base for the fall cold and flu season with only one customer delisting.

Segmented Revenue
(in thousands)

2007	1st Quarter Dec 31, 2006 Restated	2nd Quarter Mar 31, 2007	3rd Quarter Jun 30, 2007	4th Quarter Sep 30, 2007	Fiscal Year 2007
Canada	22,191	7,483	3,045	8,236	40,955
U.S.	424	366	170	120	1,080
Other	-	-	-		-
Total	22,615	7,849	3,215	8,356	42,035
2006	1st Quarter Dec 31, 2005	2nd Quarter Mar 31, 2006	3rd Quarter Jun 30, 2006	4th Quarter Sep 30, 2006 Restated	Fiscal Year 2006 Restated
Canada	18,939	10,873	3,242	8,282	41,336
U.S.	-	2	-	6	8
Other	1	40	-	2	43
Total	18,940	10,915	3,242	8,290	41,387
2005	1st Quarter Dec 31, 2004	2nd Quarter Mar 31, 2005	3rd Quarter Jun 30, 2005	4th Quarter Sep 30, 2005	Fiscal Year 2005
Canada	11,304	10,474	2,775	7,189	31,742
U.S.	-	3	61	-	64
Other	-	44	-	-	44
Total	11,304	10,521	2,836	7,189	31,850

Consolidated marketing and advertising expenditures for fiscal 2006 were $16.4 million (39.1% of product sales). Marketing and advertising expenses related to the U.S. were $10.5 million for the year (2006 - $1.3 million). These U.S. expenditures related to the launch of COLD-fX®. Management intends to adjust expenditures relative to sales. That discipline will be demonstrated by targeted activities in regional marketing, which is expected to involve alternative distribution channels in addition to mass retailers and more direct communication channels to reach consumers.

Research and development activity

In fiscal 2007, fX Life Sciences International GmbH, a wholly owned subsidiary, had a second patent issued in the U.S. for its CVT-E002 extract, the active ingredient in COLD-fX®. This patent application is a continuation of the issued composition patent and further protects CVT-E002 for use in therapeutic applications related to low immunity, such as cold and flu infections, hepatitis, HIV, and primary and supportive cancer therapy. A U.S. patent was previously issued, in late fiscal 2006, for a more purified version of CVT-E002. The European patent for CVT-E002, including composition and use claims, was allowed in late fiscal 2006 with the validation and issuance in nine selected European countries occurring in the first half of fiscal 2007. A second European patent claiming the use of CVT-E002 for the treatment of autoimmune diseases such as arthritis and multiple sclerosis was also allowed in fiscal 2007 and is currently being validated in 18 European countries.

A second patent family based on the International PCT (Patent Cooperation Treaty) patent application entitled "A preparation derived from shark cartilage for treatment of diseases related to excessive PHF (Parathyroid Hypertensive Factor) or excessive intracellular calcium" had positive results at the international patent offices in fiscal 2007. Patents were issued in U.S., China, Hong Kong, and Korea in the name of fX Life Sciences International GmbH. A divisional patent was also filed for the related U.S. patent to cover claims not issued in the above-mentioned patents.

A third patent family based on the International PCT patent application entitled "*Hypericin* and *Hypericum* extract: specific T-Type calcium channel blocker and their use as T-Type calcium channel targeted therapeutics". This U.S. patent was issued to fX Life Sciences International GmbH. This patent covers a *Hypericum perforatum* Extract (Saint John's Wort) for use in the treatment of chronic heart failure, congestive heart failure, arrhythmia, hypo and hyperinsulinemia, hyperaldosteronemia, epilepsy and preterm labor. The Canadian patent application in this patent family is still pending however, patent applications filed in China, Europe, Japan, and Korea were abandoned during fiscal 2007 due to the decrease in commercial value of the patents resulting from the limiting of claims by the patent offices.

In February 2007, Health Canada's Natural Health Products Directorate issued a product license and Natural Product Number (NPN) for COLD-fX® with a comprehensive claim it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system" for daily usage (two capsules per day). A newsletter was mailed to the Family Physicians in four provinces as well as respirologists and geriatricians nationally, to inform them of the Natural Products Number (NPN) and its significance.

The Company completed the treatment phase of a multi-centre trial, led by Dr. Gerald Predy, Edmonton's Medical Officer of Health, to test the effects of a two-fold higher dose of COLD-fX® (versus the standard dose and placebo) on upper respiratory infections in vaccinated seniors. The scientific substantiation for the standard daily dose has already been sufficiently demonstrated, as was confirmed by the approval and NPN issuance by Health Canada.

The study is now in the analysis phase, which is proceeding according to a normal schedule and standard industry practice for a trial of this size and complexity. Analysis includes data collection, organization, entry, and verification, all under blinded conditions. Performing analysis under blinded conditions ensures the study integrity is maintained because it is not known which subjects received COLD-fX® and which received a placebo. Once this is complete, the data will undergo independent numerical and statistical analysis and preparation for the scientific peer review and presentation process.

The Company recently agreed to collaborate with an internationally recognized flu expert, Dr. Albert Osterhaus, in the laboratory viral analysis component of the study. Based in the Netherlands, Dr. Osterhaus is one of the world's leading virologists and amongst the scientific achievements of his group of 100 scientists are the identification of the first human infection with avian flu H5N1 in 1997, and the identity of the SARS virus during the first outbreak in Hong Kong in 2003. The study quality will be further enhanced by this collaboration with the analysis and results expected to be completed in summer 2008.

The Company is continuing to investigate future development of CVT-E002 for immune support in cancer treatments, based in part, on positive pre-clinical results obtained in a research study at McGill University under the direction of Dr. Sandra Miller, Professor, Department of Anatomy and Biology in the Faculty of Medicine. This study investigated the potential of CVT-E002 (the active ingredient in COLD-fX®) to ameliorate leukemia caused by viral infection. The positive preclinical results obtained thus far support the hypothesis that CVT-E002 may have potential as a cancer therapy and may support the immune system during cancer treatment.

The National Research Council (NRC) under the Industrial Research Assistance Program (IRAP) is currently funding the Company's research program to clarify the molecular mechanism of action of CVT-E002. Under this program, the Company has entered into a research contract with McMaster University in Hamilton to support a study on CVT-E002 led by Dr. Kenneth Rosenthal, Professor and Director of Molecular Medicine in the Department of Pathology and Molecular Medicine at McMaster University. This study will continue for the remainder of 2007 and possibly into 2008 and the Company is exploring further collaborations under this program.

Management continues to investigate the possibility of seeking FDA approval for the active ingredient of COLD-fX® as an OTC drug for cold and flu. To be marketed as an OTC product, COLD-fX® must have sufficient scientific evidence to meet U.S. drug standards for proving efficacy and safety. The FDA may require additional clinical studies and other studies related to chemistry, toxicology, and dosing. Based on general FDA policies and current practice, costs of this pathway were initially estimated to be in the range of US$20-$30 million. However, since then, the FDA approved the first botanical drug. Preliminary comparison suggests that COLD-fX® may have similar levels of evidence, suggesting additional studies may not be extensive and costs could be significantly less than originally estimated. This pathway would include the involvement of internal and external experts. The Corporation continues to explore this possibility carefully as the business plan for the U.S. marketing strategy for COLD-fX® becomes more clearly defined.

On February 7, 2007, the Company announced that doctors and nurses at Hackensack University Medical Centre (HUMC) in New Jersey would participate in a randomized, double-blind, placebo-controlled trial evaluating the ability of COLD-fX® to improve the immune health of front line medical workers. HUMC infectious diseases researcher, Dr. Steven Sperber, is heading the study, which included blood tests to investigate the hypothesis that COLD-fX® works by simultaneously boosting two different immune pathways: the innate response (macrophages and Natural Killer (NK) cells) and the Th1 adaptive response. Both pathways are critical for fighting viruses and maintaining good health. The hypothesis is supported by previously published clinical research which demonstrated that regular intake of COLD-fX® over one cold season enhanced NK cells and T-helper cells. Recruitment and treatment phases for this study were completed and the study is currently in the analysis phase.

Continued emphasis was placed on health care professional education and marketing programs. COLD-fX® was included in the 2007 issue of the Physicians Desk Reference, used by the majority of approximately 800,000 American doctors and commonly found in hospitals and pharmacies in the U.S. The Canadian Council on Continuing Education in Pharmacy (CCCEP) also approved a Continuing Education (CE) course ("Evaluation of the Prevention and Treatment options currently available for Community Acquired Respiratory Infections") which was delivered to 22,000 pharmacists in Canada (the majority of community pharmacists). A similar course was approved by the College of Family Physicians of Canada and delivered on-line and at the Annual National Conference of the College of Family Medicine Physicians in October 2007.

A number of additional independent reviews of the safety and efficacy of COLD-fX® were also performed in 2007. On March 1, 2007, the Company announced that the American Botanical Council (ABC), North America's leading nonprofit research and education organization on herbal medicines, published a major U.S. scientific review (monograph) of COLD-fX®, conducted by leading American experts in cold and flu and natural products. Five independent U.S. physicians and scientists, well recognized in the field of natural medicines, were involved in writing and peer reviewing this scientific report on COLD-fX®, which concluded the cold and flu remedy delivered "impressive" benefits to users.

Liquidity and Capital Resources

Cash and working capital

At September 30, 2007, the Company had $2.7 million (2006 - $7.9 million) of cash and cash equivalents on hand and had $5.8 million working capital deficit (2006 - $16.4 million positive working capital) (See Non-GAAP Financial Measures and Reconciliations). The reduction in working capital resulted from investments in the construction of its new headquarters and research centre, disappointing operating results from the U.S. launch, and liabilities for U.S. product returns. A reclassification of inventory as a long-term asset reduced working capital by $7.4 million. With a refocus on the Canadian market and measured U.S. marketing investment and sale of excess inventory, the Company expects to improve its working capital position and liquidity early in fiscal 2008.

As discussed, the combined effects of losses in the U.S. and slow sales growth in Canada in the first and second quarters of fiscal 2007 contributed to the $10.5 million reduction in consolidated net earnings from the prior year. The fourth quarter-consolidated loss after tax was $1.4 million (2006 - $3.0 million).

Comparative liquidity and capital structure (in thousands)	Fiscal Year Sep 30, 2007	Fiscal Year Sep 30, 2006 Restated	Fiscal Year Sep 30, 2005
Cash and cash equivalents	2,703	7,913	5,952
Demand loan	2,039	0	0
Mortgage	2,645	0	0
Working capital [1]	(5,757)	16,374	16,928
Year to date EBITDA [1]	(4,428)	4,464	8,967
Long-term liabilities	896	734	70
Shareholders' Equity	15,506	23,525	19,840

1 See Non-GAAP Financial Measures and Reconciliations

Cash flow from operations

Investments in U.S. marketing and inventory, and payment of 2006 and 2007 Canadian income taxes used significant amounts of cash over the past year. Customer deposits on products shipped with a right of return increased by $8.6 million providing cash during the year. Total inventory decreased by $2.2 million following a re-evaluation of packaging and excess inventories as the Company completed its new strategic product sales forecasts.

In the prior fiscal year, cash was used to increase inventories ($10.8 million) in preparation for the cold and flu season and entry into the U.S. and payment of income taxes ($2.7 million) on an internal sale of intellectual property to the Swiss subsidiary, fX Life Sciences International GmbH. An increase in accounts payable ($7.8 million) and income taxes payable ($5.2 million) provided cash.

In the fourth quarter, cash was used for a $5.2 million increase in accounts receivable as shipments commenced for the upcoming cold and flu season in Canada and reductions, in income taxes payable ($1.3 million) and customer deposits ($0.5 million). A reduction of inventory ($2.5 million) provided cash.

Usually, the Company manages supply risk by establishing and maintaining a scheduling program to ensure a one-year supply of bulk ingredients and finished goods inventory is maintained to meet seasonal demand. Product sales of $50 million require approximately $8 to $9 million in finished goods and bulk ingredients. Inventory levels vary with the introduction of products or entry into markets. Slow U.S. sales growth and planning decisions to build inventory to ensure product availability in the U.S. with uncertain consumer demand in the U.S. marketplace resulted in large quantities of inventory on hand. A portion of that inventory was classified as long-term. The Company plans to continue with inventory reductions in fiscal 2008.

The following chart compares quarterly cash flows from operations in fiscal years 2005 through 2007.


Cash Flow from Operations
$ Millions
15
10
5
0
-5
-10
Q1
Q2
Q3
Q4
YTD
2005
2006
2007

Major cash flow components (in thousands)	Quarter 4 Sep 30, 2007	Quarter 4 Sep 30, 2006	Year to Date Sep 30, 2007	Fiscal Year Sep 30, 2006 Restated	Fiscal Year Sep 30, 2005
Operating activities	(4,424)	(8,306)	(3,934)	3,538	6,124
Financing activities	4,709	94	4,952	296	855
Investing activities	(348)	(832)	(6,228)	(1,873)	(846)

Cash flow from financing activities

The Company's annual financing activities provided $5.0 million in cash ($296 thousand in fiscal 2006). In the fourth quarter, the Company made a draw on its mortgage for $2.7 million and bank demand loan for $2.0 million. Other financing activities in fiscal 2007 included $286 thousand received through the issuance of capital stock from the exercise of stock options (1,327,666 common shares at an average of $0.22 per share) compared to $331 thousand in the prior year. Repayment of leases was $18 thousand compared to $35 thousand in 2006. Debt financing was incurred to fund inventories and the construction of the Company's new headquarters and research centre in the fourth quarter.

Cash flow used in investing activities

The Company's investing activities in fiscal 2007 used $6.2 million (2006 - $1.9 million). Investing activities primarily involved the construction of the Company's new corporate headquarters and research centre. The forecasted cost of the building construction is approximately $11.0 million. Expenditures for patents and registered trademarks ($149 thousand) involved the protection and development of the Company's intellectual property.

At September 30, 2007, construction was approximately 80% physically complete with occupancy in December 2007. The extension of the schedule was due to the shortage and availability of trades and general labourers and certain materials and exceptionally wet winter and spring seasons.

Liquidity

In the restated first quarter interim consolidated financial statements, the Company reversed the revenue recognized on U.S. product shipments with a right of return and reclassified customer payments on shipments of inventory to customer deposits.

At the end of September 30, 2007, customer deposits of $10.4 million (2006 - $1.8 million) represented payments received on shipments of inventory with a right of return and provided cash to the Company. In April 2007, the Company refunded $5.8 million of customer deposits following the return of some product. At the end of the fiscal year, the Company had approximately $7.2 million outstanding on authorizations to return product. Although the amount and timing of the authorized returns and the effect of cash refunds on the Company's cash position are difficult to predict, the Company's expects to refund the majority of the customer deposits in the first and second quarters of fiscal 2008. The timing of refunds of customer deposits related to returned product, payments to vendors, and slow summer sales affected cash flow in the fourth quarter.

Management decided that it was appropriate to bring excess U.S. product into Canada for repackaging and sale this fall. At the end of September 30, 2007, inventories decreased to $16.2 million. Cycling of inventory into sales and cash receipts in Canada commenced in the fourth quarter of fiscal year 2007, and is expected to continue into fiscal 2008.

The Company's working capital and capital expenditure requirements depend upon numerous other factors including, but not limited to, the success and timing of the introduction of new products or entry into new markets, consumer demand, right of returns held by customers, timing of market development programs, construction costs and long-term focus on product research and development activities. The Company anticipates that cash generated from operations, financing on the building, and availability of its bank operating line will be sufficient to meet its seasonal cash requirements for the upcoming year. The Company continues to explore options to diversify its capital structure and may consider raising further debt or equity in support of its long term strategic plan.

Financing facilities

On June 12, 2007, the Company entered into a commitment letter with a bank granting the Company a demand operating line of credit up to a maximum limit of $10 million. In addition to the operating line of credit, financing arrangements offer a three-year term financing of $6.2 million for the construction of its new headquarters and research centre on land held under a capital lease (see Note 9 - Financing Facilities in the financial statements). At September 30, 2007, the Company had a $3 million maximum demand line of credit available subject to the terms and conditions of the full demand operating line of credit.

Management has utilized the credit facilities in operations and for the building in the fourth quarter and expects to receive further advances in 2008. With completion of the documentation in October, the full operating line was available subject to the calculation of the borrowing limit.

As at September 30, 2007, the Company was in violation of its current ratio financial covenant which resulted from the Company's reclassification of a portion of its inventory as non-current. The Company has received a waiver of this violation. The Company expects to remediate this situation by the end of the first quarter of fiscal 2008 as inventory is sold and reduced to more normal levels.

The Company's various facilities are subject to certain financial covenants, including a subjective adverse events clause. Management anticipates that the current credit facilities will be sufficient to meet its operating needs for fiscal 2008.

Aggregate contractual obligations and off-balance sheet financing

The Company has entered into operating and capital lease and purchasing agreements in the ordinary course of its business. In addition, the Company has entered into various agreements for financial assistance in research and development activities and clinical studies, and debt financing for operations and construction of its new office building. The commitments relating to these agreements, payable over the next five years, are as follows:

Contractual Obligations
(in thousands)

Debt	**Total**	**2008**	**2009**	**2010**	**2011**	**2012**
Long term debt [1]	2,645	297	608	611	1,129	
Leases	**Total**	**2008**	**2009**	**2010**	**2011**	**2012**
Operating leases [2]	600	300	180	120	-	-
Capital leases	1,181	8	7	6	5	1,155
Total lease obligations	1,781	308	187	126	5	1,155
Commitments	**Total**	**2008**	**2009**	**2010**	**2011**	**2012**
Agreements and contracts[3]	2,409	2,044	365	-	-	-
Total Contractual Obligations	**6,835**	**2,649**	**1,160**	**737**	**1,134**	**1,155**

1. The long-term debt is subject to a subjective adverse events clause under which the lender may demand payment of the loan.
2. The Company recognizes rental expense on premises on a straight-line basis over the initial term of the lease. Lease inducements received by the Company as free rent periods are deferred and amortized on a straight-line basis over the term of the lease as a reduction in rental expense.
3. The Company has entered into a number of contractual obligations related to future advertising, marketing, research, development and clinical expenditures.

Management anticipates it will exercise its option to purchase the leased land upon which the office headquarters and research centre is being built at the expiry date of November 15, 2015. The cost to purchase the leased land is $1.2 million. Operating leases include office leases.

Agreements and contracts include sports sponsorships and celebrity arrangements. In fiscal 2007, the Company successfully negotiated a cancellation of costs of a sports related agreement for fiscal 2008.

Deferred revenue

Deferred revenue represents a deposit of $180 thousand from two customers in exchange for a guaranteed volume of inventory to be available at any time.

Majority interest

On October 29, 2002, the Company entered into a joint venture with Centaur Pharmaceuticals, a private company, in the creation of Vet Ex Inc. The joint venture, in which the Company holds a 60% interest, has licensed the veterinary rights for the Company's nutraceutical products and ChemBioPrint technology. The Company has recorded its interest in Vet Ex Inc. using the proportionate consolidation method. On February 13, 2007, the status of Vet Ex Inc., the joint venture with Centaur Pharmaceuticals became inactive.

Share capital, stock-based compensation and director's compensation

On December 8, 2006, the directors approved a compensation system to align with industry standards. Effective January 1, 2007, director compensation moved to cash compensation increasing the annual retainer to all Board members, the Board chair and committee chairs. The revised compensation system is as follows: Annual Retainer - $25,000, Board Chair-additional - $15,000, Committee Chair - additional $5,000, Board Meeting - $1,000 and Committee meeting - $500. The Compensation Committee annually reviews and recommends to the Board the form and amount of director compensation.

In fiscal 2007, the Board of Directors granted 1,010,000 options and 1,327,666 options were exercised for cash proceeds of $286 thousand. Details of insider activity is available on System for Electronic Disclosure by Insiders (SEDI – www.sedi.ca).

On February 21, 2007, a shareholder resolution was passed adopting amendments to the Company's stock option plan that permits the Board of Directors to grant options to purchase up to 22,170,442 common shares from treasury. This change was an increase of 3,000,000 common shares from the previous limit of 19,170,442 common shares.

On May 10, 2007, Dr. Jacqueline Shan voluntarily surrendered and relinquished all rights and privileges associated with her March 2005 option grant. This original grant of options permitted Dr. Shan the ability to purchase 3,500,000 common shares at a strike price of $2.84 per share following vesting of those options. At the time of the grant, each option was valued at $2.64 or $8.6 million in total fair value. This proposal was accepted by the Board of Directors at its May meeting.

As of March 3, 2007, 40 percent of those options surrendered by Dr. Shan had vested and a stock-based compensation expense of $3.4 million was recorded. The value of the vested options was also recorded in contributed surplus. To March 31, $3.6 million in stock-based compensation expense had been recorded. Under the CICA Handbook section 3780 Stock-based Compensation, only the unvested portion ($0.2 million) of the stock-based compensation was recovered. The value of surrendered unvested options that will not be expensed over the remaining three years (March 2007 to March 2010) was $5.2 million.

The pool of options available for grants at September 30, 2007 was 5,365,007.

Related party transactions

During the year ended September 30, 2007, Vet Ex Inc repaid the Company $37 thousand in inter-company loans. Centaur VA, the partner in the joint venture, refunded $8,303 to the Company related to Vet Ex. inter-company loans as well as legal fees for the dissolution of Vet Ex. In the dissolution, the Company also forgave $8,303 in inter-company receivables from Vet Ex Inc.

During fiscal 2006, the Company paid $15 thousand in supplemental study fees to an independent third party on behalf of Vet Ex Inc., which is controlled by the Company. This project involves an animal study on the effect of HT1001, the active ingredient in REMEMBER-fX® on memory and cognition in adult dogs. The central nervous systems of dogs have similarities to humans and findings in this study would support research on REMEMBER-fX®. As at September 30, 2006, 60% of this transaction was eliminated through proportionate consolidation and the remaining balance is included in accounts receivable.

Gordon Tallman, Chairman of the Board, provided a $5 million guarantee, secured by common shares of a non-related publicly traded company, as part of the security for the new financing facility. Commencing July 16, 2007, the Company will incur fees of 0.5% per month on the $5 million guarantee. Guarantee fees accrued in fiscal year 2007 were $63 thousand.

During fiscal 2007, the Company hired as part of its international management team, VP Marketing for fX Life Sciences, who is also President of a vendor. During the year approximately $568 thousand was expensed as advertising and marketing costs since the individual was hired by the Company. As at September 30, 2007, there was approximately $287 thousand payable to the related vendor. The services provided involve marketing and promotional activities.

Outstanding shares and stock options

As of December 27, 2007:

- Number of issued and outstanding common Class A shares 104,101,006
- Number of outstanding, unexercised stock options 10,952,935
- Options available for grants 5,365,007

(Exercise price ranges from $0.15 to $4.32 per share with expiration dates ranging from 2008 to 2011.)

Corporate Developments

Class-action lawsuit

In July 2007, two concurrent and coordinated class action lawsuits were commenced against, among others, CV Technologies Inc. and certain of its officers and directors, in Alberta and Ontario. The lawsuits were commenced by representative plaintiffs for a proposed group of shareholders and seek class certification on behalf of any persons who acquired the Corporation's securities between December 11, 2006 and March 23, 2007. The lawsuits relate to allegations concerning the Corporation's audited financial statements for the fiscal year ended September 30, 2006, and its interim unaudited financial statements for the first quarter of 2007. The lawsuits allege principally that the financial statements for those periods were misleading and claim damages of $110 million.

The named defendants have been served with the claim. The matters raised in the lawsuits are, at this stage, unproven allegations that will be vigorously defended. At present, the Ontario and Alberta Courts have not granted leave for the lawsuits to proceed as secondary market securities class actions and the lawsuits have not been certified as class actions.

Cease trade orders and lifting of orders

On April 19, 2007, the ASC issued an Interim Cease Trade Order (ICTO) halting trading of the Corporation's securities for 15 days. The action followed the Corporation's April 11, 2007 announcement that the Corporation, was planning to restate its consolidated financial statements for the year ended September 30, 2006, as well as its interim consolidated financial statements for the three-month period ended December 31, 2006.

The Company was subject to a similar Temporary Order of the Ontario Securities Commission (OSC) dated April 23, 2007, which ceased all trading in and all acquisitions of the securities of the Company, whether direct or indirect, for a period of 15 days from April 23, 2007. A hearing before the OSC in respect of the Temporary Order was held on May 4, 2007.

On May 2, 2007, the ASC issued a Consent Order extending the Interim Cease Trade Order of April 19, 2007 until the earlier of the satisfaction of the conditions set forth below.

The conditions set forth in the Consent Order were that:

(i) All deficiencies, inconsistencies and omissions in the Company's previously delivered Financial Statements have been corrected by filing revised or amended Financial Statements pursuant to Part 4 of the National Instrument - *Continuous Disclosure Obligations* (NI 51-102) that are in accordance with acceptable accounting principles as required by section 3.1 of National Instrument 52-107 *Acceptable Accounting Principles, Auditing Standards and Reporting Currency*;

(ii) The Company has issued a press release pursuant to Part 11 of NI 51-102 explaining the reasons for requiring revised or amended Financial Statements;

(iii) The Company is not in default of any other filing requirements under the Securities Act (Alberta); and

(iv) The staff of the ASC has confirmed in writing that CV Technologies Inc. has satisfied the three foregoing conditions.

On May 7, 2007, the OSC implemented an Order which had the effect of continuing the foregoing cease trade for an indefinite period.

The Company was subject to a Cease Trade Order of the British Columbia Securities Commission (BCSC) dated May 24, 2007, which ceased all trading in and all acquisitions of the securities of the Company, whether direct or indirect, until:

(i) The Company filed an interim financial statement for the financial period ended March 31, 2007 and a Form 51-102F1 Management's Discussion and Analysis for the financial period ended March 31, 2007.

(ii) The Executive Director made an order under section 164 of the Securities Act revoking this cease trade order.

On June 14, 2007, the Company filed its restatements of the previously reported consolidated financial statements for the year ended September 30, 2006 and the interim consolidated financial statements for the three-month period ended December 31, 2006.

On July 11, 2007, trading of the Company's stock resumed on the Toronto Stock Exchange following the lifting of the Cease Trade Orders of the Securities Commissions in Alberta, Ontario and British Columbia. The Company fulfilled the conditions of all Cease Trade Orders when it filed restatements on June 14, 2007.

Addition to Board of Directors

On August 27, 2007, Maurice (Ted) Bilyea of Toronto was appointed to the Company's Board of Directors, bringing the Board's complement to eight Directors.

Mr. Bilyea was formerly Executive Vice-President of Maple Leaf Foods Inc. and, prior to that, President of Maple Leaf Foods International. He holds a B.A. (Honours) and an M.A. in International Relations from York University in Ontario. Mr. Bilyea is the Deputy Chair of the Science Advisory Board of Agriculture and Agri-food Canada and was Co-Chair of the Canadian Agri-food Marketing Council which advised the federal Ministers of Agriculture and Trade.

Change in senior management

On February 21, 2007, the marketing responsibilities of P. Norman Oliver were reassigned to John Rea, who was appointed Vice President, Marketing and Communications. Dr. Sharla Sutherland was appointed Vice President, Regulatory & Scientific Affairs.

On March 26, 2007, P. Norman Oliver, Senior Vice President Sales & Customer Development departed the Company. Mr. Oliver's initial responsibilities included marketing and sales in Canada and the U.S. Mr. Oliver's most recent responsibilities included sales and customer development. Those duties were reassigned internally on an interim basis.

On May 7, 2007, the Company announced the appointment of Ross Montagano as Chief Operating Officer, effective May 28, 2007.

In July 2007, Fredrick Pittman joined the Company as Vice President Sales.

Subsequent Events and Activities

In October 2007, the Company was granted full access to the demand operating line of credit up to a maximum of $10 million upon full execution of the documentation of the agreement.

On November 23, 2007, the Board of Directors approved Management's proposal to modify the Company's international structure. In 2008, management plans to simplify the corporate structure with the formation of a new foreign subsidiary and dissolve COLD-fX Pharmaceuticals (USA) Inc. and fX Life Sciences International GmbH.

Between November 23, 2007 and December 11, 2007, the Company authorized and is committed to issuing 1,310,000 options from treasury to employees, and a certain other consultant. Options granted to employees will have an exercise price based upon the date of the grant. The options vest over a period not to exceed five years from the date of grant and/or upon the achievement of specified performance targets.

Outlook

There are a number of positive developments underway as the Company moves into the first quarter of the new fiscal year, reflecting focus on the execution of the five-year business plan that has been created:

- The restructuring of the Canadian sales force is well underway, and the Company is in the process of making an investment in developing a comprehensive national sales force that will not only cover existing customers effectively, but also drive new business with new customer initiatives. Efforts to create new revenue opportunities by pursuing new channels of distribution are underway. Management is planning to open an office in Montreal, to complement offices already existing in Edmonton, Vancouver and Toronto and is strengthening the sales force covering Western Canada.

- COLD-fX® Extra Strength has been launched into the national Canadian marketplace with the first shipments to customers in October 2007. Acceptance by existing customers has been positive, and initial consumer response looks very encouraging. Management has filed an NPN application with Health Canada for COLD-fX® Extra Strength.

- The Company has fundamentally revamped its marketing approach to the Canadian marketplace, and its cold and flu season advertising activities have been significantly enhanced compared to historical efforts. Activities will include a Canadian national television advertisement program now that COLD-fX® has an NPN number from Health Canada.

- Management will focus on the core business in Canada, and its goal is to create a platform in Canada with national distribution and acceptance, and a leading position in its product categories. Management is completing the structure to accomplish this, with the objective to return the Canadian business to double digit revenue growth.

- The Company is progressing well in a branding process to develop both its branding and packaging strategies for future growth, and expects the results to assist in the planning for the next cold and flu season and in the launching of new products into the marketplace.

- The Company continues to put a focus on its outstanding R&D and Regulatory capabilities. A multi-year plan for product development and clinical trials has been created as part of the five-year business plan that was developed with targeted launch dates to bring new products to market.

- The Company has retained the services of an experienced national law firm, Stikeman Elliott LLP to represent the Company and certain officers and directors in two concurrent and coordinated class action lawsuits that have been commenced. At this stage, these actions are unproven allegations that will be vigorously defended.

- The Company is continuing discussions with potential strategic partners for the development and expansion of the Company's science to create new product opportunities worldwide.

- For the Company and Management, fiscal 2008 becomes a year of focus and execution, as energies are directed to the core Canadian marketplace, the building of a strong brand franchise, and the development of new products for the future.

Restatement of Previously Issued Financial Statements

Subsequent to the preparation of the Company's 2006 financial statements, the Company learned that there was significant uncertainty in estimating product returns in the US market. According to the Company's revenue recognition policy, this uncertainty should have precluded the recognition of revenue until the risk of return was substantially eliminated. The application of the revenue recognition policy also affected the appropriate classification of its foreign subsidiaries and the appropriate translation method utilized for consolidation. The Company had classified foreign subsidiaries as self-sustaining and used the current rate method for currency translation. Foreign subsidiaries were reclassified as integrated foreign operations and the balance sheet amounts and operating results were translated using the temporal method. As a result, the Company has restated its consolidated balance sheet and statement of deficit, as at September 30, 2006 and consolidated statement of (loss) earnings and comprehensive (loss) income and statement of cash flows for the year ended September 30, 2006. The adjustments relate to:

- Revenue recognition errors, and
- Foreign currency translation of foreign operations from using the current rate method to the temporal method.

The total cumulative impact of the restatement of the financial statements for the fiscal year ended September 30, 2006 was to decrease shareholders' equity by $3.4 million. The cumulative impact on shareholders' equity as at September 30, 2006 was primarily the result of a reversal of $5.6 million in net revenue recognized on U.S. shipments, which resulted in a decrease of net earnings by $3.5 million. Total assets decreased by $1.2 million and total liabilities increased by $2.2 million.

The total cumulative impact of the restatement of the financial statements for the three-month period ended December 31, 2006 was to decrease shareholders' equity by $5.5 million. The cumulative impact on shareholders' equity as at December 31, 2006 was primarily the result of a reversal of $2.5 million in net revenue recognized on U.S. shipments. Total assets increased by $2.7 million and total liabilities increased by $8.2 million.

For additional information, see the restated audited consolidated financial statements for the year ended September 30, 2006 and the unaudited interim consolidated financial statements for three-month period ended December 31, 2006 filed on SEDAR.

Disclosure and Internal Controls and Procedures

Financial risk assessment and review of the Company's disclosure controls and procedures and internal control over financial reporting to meet the requirements under MI 52-109 is overseen by the Enterprise Risk Management Committee (a subcommittee formed under the Audit Committee). The Company used the guidance of the Committee of Sponsoring Organizations of the Treadway Commission's (COSO) framework in designing internal controls over financial reporting. With regard to general controls over information technologies, the Company also used the set of practices of Control Objectives for Information and related Technology (COBIT) created by the Information Systems Audit and Control Association (ISACA) and the IT Governance Institute. COBIT guidance provides managers, auditors, and IT users with a set of generally accepted measures, indicators, processes and best practices to assist them in maximizing the benefits derived through the use of information technology and developing appropriate IT governance and control in a company.

Disclosure controls and procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures over the public disclosure of financial and non-financial information regarding the Company. These controls and procedures are designed to provide reasonable assurance that all relevant material information is gathered and reported, on a timely basis, to senior management and the Disclosure Committee, including the CEO and the CFO, so that appropriate decisions can be made regarding public disclosure.

The system of disclosure controls and procedures includes, but is not limited to, the Company's Disclosure Policy, Core Values and Code of Business Conduct, Employee and Business Protection Guide (whistle blower), the effective functioning of the Disclosure Committee, procedures in place to identify matters warranting consideration of disclosure by the Disclosure Committee, verification processes for individual financial and non-financial metrics and information contained in annual and interim filings, including the financial statements, MD&A, Annual Information Form and other documents and external communications.

As required by CSA Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, an evaluation and testing of the effectiveness of the design and operation of disclosure controls and procedures was conducted, under the supervision of Management, including the CEO and CFO, as of September 30, 2007. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Disclosure controls, no matter how well designed, have inherent limitations and risk. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to identifying and reporting of material events and changes.

Based on that evaluation, the CEO and the CFO have concluded that the design and operation of the system of disclosure controls and procedures was effective as of September 30, 2007, to such a reasonable assurance standard.

Internal control over financial reporting

Management is also responsible for establishing and maintaining appropriate internal controls over financial reporting. Internal controls over financial reporting includes, but is not limited to, policies and procedures related to financial accounting and reporting, and controls over systems that process and summarize transactions.

Internal control systems, no matter how well designed, have inherent limitations and risks. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has evaluated whether there were changes in internal controls over financial reporting during the period ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

Risks and Uncertainties

The following risks and uncertainties are those that Management currently believes may materially affect its operations. Additional risks and uncertainties that the Company is unaware of or currently deems immaterial may subsequently become important factors, which may materially affect the business. A discussion on risk factors is available in the Company's Annual Information Form available on SEDAR.

Market and Product

Management considers the Company to be in its growth stage with its lead products, COLD-fX®, REMEMBER-fX® and CELL-fX®. To achieve a successful market share, the Company anticipates significant and ongoing expenditures for marketing, advertising and public awareness programs. Future success of product revenues is dependent on those activities, regulatory review and approval for its products, the degree of patent protection afforded to particular products and seasonality of demand for its products.

Prospects for the Company's new technologies and future products are uncertain and should be regarded as highly speculative. It is not possible to predict the results of studies or regulatory approvals. If products are approved for sale, there can be no assurance that they will result in significant sales.

Expectations about the Company's financial and scientific results could have a significant effect on the trading price of the Company's shares. Certain risks exist in the timing of scientific and regulatory reviews, filings and approvals, and the Company's ability to commercialize products in its pipeline and sell current products.

The Company is reliant on relatively few customers for the majority of its revenue. A loss of one of these customers could adversely affect revenues and business operations. In Canada, four (2006 – four) major customers accounted for $29.5 million or 72% of net product sales (2006 - $27.1 million or 65%).

Liquidity

Liquidity risk could arise from the Company's inability to meet obligations when due in a timely manner, including, but not limited to, an inability to fulfill its contractual arrangements with suppliers and customers. The Company's liquidity objective is to maintain the capacity to fund assets and repay liabilities in a timely and cost-effective manner under adverse market conditions and unforeseen events. This capacity primarily derives from the Company's earnings, ability to issue debt and equity instruments as well as its ability to generate liquidity from its balance sheet (convert assets, for example inventory, to cash).

The Company's operations are seasonal in nature. Typically, sales are lowest in the third quarter and incoming cash flows are lowest in the fourth quarter. Customers with the right to return product may request the return of significant quantities of product shipments resulting in the requirement to refund customer payments/deposits. The Company may receive requests to return product that could result in unscheduled payments. In particular, further returns by U.S. customers could reduce cash from operations.

The Company's short-term cash requirements may exceed cash balances at times during the year. The availability of cash is dependent upon the earnings, availability of existing or alternate financing facilities, contractual commitments, timing and extent of product returns and repayment terms. The outcome of these activities and events are difficult to predict.

Foreign currencies

As of September 30, 2007, the Company had not entered into any currency contracts (forwards, futures or options) or other financial derivatives to hedge foreign exchange risk. The Company is subject to foreign currency transaction and translation gains and losses. Over the past few months, the Canadian dollar has significantly strengthened relative to the U.S. dollar and has resulted in significant foreign currency gains. The relative strength of the currencies and proportions of assets, obligations, revenues and expenses continuously change and expose the Company to future foreign currency gains and losses.

Critical Accounting Policies, Changes and Estimates

Critical accounting policies and estimates are those policies, assumptions and estimates most important in the preparation of the Company's consolidated financial statements. Selection of policies requires Management's subjective and complex judgment from many alternatives and estimates involving matters that are inherently uncertain. Those policies, assumptions and estimates affect the reported amounts, assets and liabilities, and revenues and expenses during the period represented and at the date of the financial statements. Actual results could differ from these estimates.

Significant estimates made by management include provisions for customer discounts and incentives, allowances for uncollectible accounts, right of returns, the realizable portion of inventory during the Company's normal business cycle, inventory provisions, the realizability of future income taxes, useful lives of long-lived assets, future expected cash flows used in evaluating long-lived assets for impairment, percentage completion of contracted service expenditures and stock-based compensation fair values. On an ongoing basis, management reviews its estimates to ensure that these values appropriately reflect changes in the Company's business and new information as it becomes available.

Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements.

Critical accounting policies and estimates relate to the following:

- Revenue recognition;
- Intangible assets and deferred development costs;
- Accrued liabilities;
- Contingencies;
- Income taxes;
- Inventory valuation; and
- Stock-based compensation.

Revenue recognition

The Company recognizes revenue in accordance with the CICA handbook Section 3400 Revenue and Emerging Issues Committee (EIC) Abstract 141 Revenue Recognition. This guidance states that revenue recognition should take place when realized or realizable and earned. Revenue recognition occurs upon meeting all of the following criteria:

- Evidence of an arrangement exists;
- Upon delivery of the product or rendering of services;
- The seller's price to the buyer is fixed and determinable; and
- Collection is reasonably assured.

EIC-141 also states that revenue recognition occurs at the time of the sales transactions where the buyer has the right to return the product only if:

(1) The seller's price to the buyer is substantially fixed or determinable at the date of sale;
(2) The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product;
(3) The buyer's obligation to the seller would not be changed in the event of physical destruction, loss or damage of the product;

(4) The buyer acquiring the product for resale has economic substance apart from that provided by the seller;
(5) The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and
(6) The amount of future returns can be reasonably estimated.

The Company recognizes revenues for product sales when the title and risk of ownership transfers to the customer, and the above criteria are satisfied, which is generally at the time of delivery of products to customers. Product sales represent total gross revenues less allowances for customer credits, including estimates of discounts and allowances, rebates, charge-backs, and product returns.

The Company establishes allowances for estimated rebates, charge-backs and product returns based on numerous qualitative and quantitative factors, which include:

- The number of and specific terms of arrangements with customers;
- Estimated levels of inventory in the distribution channel;
- Historical rebates, coupon redemption rates, charge-backs and returns of products;
- Direct communication with customers;
- Anticipated introduction of competitive products;
- Anticipated pricing strategy changes by the Company and/or its competitors;
- Analysis of sales data gathered by a third-party data provider;
- The effect of regulatory changes; and
- The estimated remaining shelf life of products.

The Company uses internal forecasts, historical sales data, information gathered from customers and external data providers and judgment, to determine the estimated amount of product sold to customers, product in the sales channel or customer inventories, and to assess risk of returns. Consistent with industry practice, we periodically offer promotional discounts or allowances to the existing customer base. Where product is sold into new markets, the Company recognizes revenue when the risk of return is substantially eliminated which is based on estimates of sell-through to the end consumer.

Customer discounts and allowances are typically a percentage of the current published list price or may be a fixed amount, and treated as off-invoice allowances. Accordingly, discounts reduce revenue in the period of offering the program. Discounts and allowances vary by customer, marketing program and time of the year. Discounts in excess of recognized revenue are charged to advertising and marketing expense following a customer specific analysis. Customer discounts and allowances were approximately $1.4 million at September 30, 2007 (2006 - $1.8 million).

Recognition of licensing revenues is comprised of initial up-front fees and milestone payments from licensing arrangements. Recognition of fees at the inception of the agreement for prior research and technology rights occur when the Company has no further involvement or obligation to perform under the arrangement. Initial up-front and milestone payments, that require the Company's continuing involvement, are deferred and amortized into statement of earnings over the estimated period of the Company's participation. The Company's commitment varies by each arrangement based on the ratio of costs expended to total estimated costs required to complete the Company's obligations. Recognition of revenue from performance milestone payments occurs upon achievement of the milestones as specified in the arrangement, provided payment is proportionate to the effort expended as measured by the portion of costs expended to total estimated development costs.

Intangible assets and deferred development costs

Intangible assets are presented at cost less accumulated amortization, generally computed using the straight-line method based on estimated useful lives ranging from five to twenty years. The Company amortizes intangible assets on a systematic basis to reflect the pattern in which the economic benefits of the asset are consumed, if that basis can be reliably determined. The expected useful life is the period over which the intangible asset contributes directly or indirectly to future cash flows. Management determines the useful lives of intangible assets based on a number of factors, which include legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the presence of competition. A significant change in these factors may require a revision of the expected remaining useful life of an intangible asset, which could have a material effect on results of operations.

Deferred research and development costs consist of direct and indirect expenditures related to the Company's research and development programs. Expensing of research and development costs takes place in the current period unless they meet generally accepted accounting criteria for deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. Deferred development costs are subject to the same impairment testing as intangibles.

The recording of those intangible assets acquired through asset acquisitions or business combinations is at fair value based on an allocation of the purchase price.

The Company evaluates intangible assets annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Impairment testing is an assessment of fair value based on potential indicators of impairment, such as obsolescence, plans to discontinue use or restructure, and poor financial performance compared with original plans. Impairment exists when the carrying amount of an asset is not recoverable and its carrying amount exceeds its estimated fair value.

For intangible assets, impairment testing uses an income approach. This approach involves a forecast of the estimated future cash flows, adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach include the amount and timing of the future cash flows, and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on results of operations. In cases of impairment, management will re-evaluate the remaining useful life of the intangible asset and modify it, as appropriate. This evaluation may include an immediate adjustment to the carrying value and materially affect the results of operations.

The Company recognized an impairment of product development costs of $814 thousand in the fourth quarter, in addition to amortization expense of $362 thousand (2006 - $362 thousand). Management has completed a strategic planning process and established priorities for the next few years. Under that strategic plan, launch plans for PHF (Parathyroid Hypertensive Factor) technology related products were deferred several years. Management intends to use this technology to produce products for consumers in the future but has established higher ranked priorities under its new strategic plan.

Accrued liabilities

The Company engages a significant number of third party service providers, contract manufacturing and logistic organizations. The basis of accruals is estimated expenses and/or inventory production. Where possible, detective controls, such as confirmations, are used to verify significant accruals. For example, the Company requests and verifies the accruals with statements from vendors and reconciles invoices received subsequent to the period end against those accruals. This accrual depends on the issuance and accuracy of estimates in purchase orders and contracts, and the accuracy of estimates on the percentage of completion and costs incurred to the end of the reporting period.

Contingencies

In the normal course of business, the Company may be subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings, contractual commitments and indemnities, product liabilities, and tax matters. The Company is required to accrue for such loss contingencies or expense if it is probable that the outcome will be unfavourable or take place, and if there is a reasonable estimate of the amount of the loss or expense. Evaluation of the Company's exposure to a loss takes into consideration various factors, including the progress of each contingency, experience with similar contingencies, and consultation with specialists and external legal counsel. The Company re-evaluates contingencies as additional information becomes available. Given the uncertainties inherent in complex litigation, regulatory processes and other contingencies, these evaluations can involve significant judgment about future events. The ultimate outcome of any litigation or other contingency may be material to the results of operations, financial position and cash flows.

Income taxes

The Company has operations in various countries that have differing tax laws and rates. Income tax reporting is subject to audit by both domestic and foreign tax authorities.

The provision for income taxes involves a number of estimates and assumptions made by management. The amount of income earned in the various operating jurisdictions and the rate of taxes payable in respect of that income has an effect on the Company's consolidated income tax rate. The Company also enters into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain and involves many taxation jurisdictions. As a result, management must make estimates and judgments based on knowledge and understanding of domestic and international tax rules in determining the consolidated tax provision. For example, certain countries in which the Company operates could seek to tax a greater share of income than has been provided for by the Company. The outcome of any audits by taxation authorities may differ from the estimates and assumptions used in determining our consolidated income tax provisions and accruals. These assessments could have a material effect on the Company's consolidated income tax provision and results of operations, financial position and cash flows for the period in which the tax authorities make such a determination. The Company may make a valuation allowance on deferred tax assets primarily relating to operating losses, future tax depreciation and tax credit carry forwards. Management assumes that these deferred tax assets are more likely than not, to remain unrealized. Management must exercise significant judgment to determine the appropriate amount of valuation allowance to record. Changes in the valuation allowance could materially increase or decrease the provision for income taxes in a period and affect the results of operations.

Inventory valuation

Inventories are presented at the lower of cost or net realizable value. The cost of inventory includes direct materials and labour costs, on a weighted average basis for the production lot. The net realizable value of inventory is determined by the estimated selling price of the products in the normal course of business less the cost of the inventory and estimated costs necessary to complete a sale. If the costs exceed estimated net realizable value, the Company records allowances and continues to assess these allowances at least on an annual basis. Inventory valuation adjustments at the end of September 30, 2007 was approximately $2.4 million (2006 - $65 thousand). The valuation adjustments related to packaging material and excess inventories that would not be useable with planned changes to product branding and the revenue forecasts of the recently completed strategic plan for the Company.

Stock-based compensation

The Company has adopted the fair value-based method for recognizing stock-based compensation. The Company uses the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the option, forfeiture rate, future stock-price volatility, risk-free interest rate, and dividend yield. The expected life of an option is based on a maximum up to eight years vesting period of the stock option plan. The basis of future stock-price volatility is historical volatility of the Company's common shares over the expected life of the option. The basis of the risk-free interest rate is the zero-coupon Canadian government bond rate with a term equal to the expected life of the option. The basis of the dividend yield is on the option's exercise price and expected annual dividend rate at the time of grant. The Company has not paid dividends in the past three years, nor has any plans to pay dividends. Changes to any of these estimates or assumptions, or the use of a different option-pricing model could produce a different fair value for stock-based compensation expense, which could have a material effect on the results of operations.

Foreign currency translation of foreign subsidiaries

Due to a change in the nature and extent of foreign subsidiaries' operations, the Company determined these subsidiaries are integrated operations under the definition provided in Section 1650 of the CICA Handbook. These foreign subsidiaries are dependent on the parent company for financial and management support. Accordingly, effective from the fourth quarter of 2006, the accounts of those affected subsidiaries, previously translated using the current rate method, are now translated using the temporal method. This method requires exchange gains or losses resulting from translating the foreign currency denominated financial statements to Canadian dollars to be included in income during the period instead of being treated as a separate component of shareholders' equity. The financial impact of the change in the method of translation was accounted for in the restatement of fiscal year ended September 30, 2006 and subsequent periods. A foreign exchange gain of $1.4 million (2006 - loss $60 thousand) was recognized during the year.

Adoption of Proposed Accounting Changes

International financial reporting standards (IFRS)

Canadian GAAP for publicly traded companies will transition to International Financial Reporting Standards currently planned for 2011. Canadian GAAP is continuously changing to phase in international standards. In January 2008, inventory changes will be implemented in the CICA Handbook.

Inventory

On October 1, 2007, the Company will adopt the following Canadian Institute of Chartered Accountants (CICA) accounting recommendations for the valuation, presentation and disclosure of inventory:

- CICA Handbook Section 3031 "Inventory"

This section prescribes the measurement of inventory at the lower of cost and net realizable value. The cost of inventories shall comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The Company currently values inventory at the lower of direct cost or net realizable value and will transition to full cost methodology. This change will involve allocations of overheads to products.

Accounting changes

On October 1, 2007, the Company will adopt Section 1506 Accounting Changes of the CICA standards. This Section allows an entity to change an accounting policy only if the change is required by a primary source of GAAP or results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity's financial position, financial performance or cash flows.

Capital Disclosures

On October 1, 2007, the Company will adopt Section 1535, Capital Disclosures, of the CICA Handbook. This Section establishes standards for disclosing information about an entity's capital and how it is managed. The standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

Non-GAAP Financial Measures and Reconciliations

Generally, a non-generally accepted accounting principles (non-GAAP) financial measure is a numerical measure of a company's performance, financial position or cash flows that either excludes or includes amounts, not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. EBITDA and cash flow prior to working capital changes are not measures of financial performance (nor do they have standardized meanings) under Canadian GAAP. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

The Company uses both GAAP and certain non-GAAP measures to assess performance. Management believes these non-GAAP measures provide useful supplemental information to investors in order that they may evaluate CV Technologies Inc.'s financial performance using the same measures as management. The Company's management believes that, as a result, information provided to the investor is more transparent in assessing the financial performance of the Company. Investors should not consider these non-GAAP financial measures as a substitute or superior to the measures of financial performance prepared in accordance with GAAP.

Working capital

The definition of Working Capital is current assets less current liabilities. The Company uses working capital as a supplemental financial measure of its liquidity and operational performance.

Working Capital (in thousands)	Fiscal Year Sep 30, 2007	Fiscal Year Sep 30, 2006 Restated	Fiscal Year Sep 30, 2005
Current assets	19,149	35,247	20,734
Current liabilities	24,906	18,873	3,806
Working capital	(5,757)	16,374	16,928

EBITDA

The definition of EBITDA is earnings before interest, income taxes, depreciation and amortization. The Company uses EBITDA as a supplemental financial measure of its operational performance. Management believes EBITDA to be an important measure as it excludes the effects of items, which primarily reflect the impact of long-term investment decisions, rather than the performance of the Company's day-to-day operations. As compared to net earnings according to GAAP, this measure is limited in that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company's business. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The Company believes that this measurement is useful to assess a company's ability to service debt and to meet other payment obligations or as a valuation measurement.

The following is a reconciliation of EBITDA to net earnings, the most directly comparable financial measure calculated and presented in accordance with Canadian GAAP.

EBITDA (in thousands)	Quarter 4 Sep 30, 2007	Quarter 4 Sep 30, 2006	Fiscal Year Sep 30, 2007	Fiscal Year Sep 30, 2006 Restated	Fiscal Year Sep 30, 2005
Net earnings (loss)	(1,079)	(2,992)	(9,831)	639	10,093
Current income taxes	268	967	4,381	3,301	-
Future income taxes	373	(956)	339	200	(1,557)
Amortization of deferred costs	90	90	362	362	271
Amortization of patents, registered trademarks, property, plant and equipment	98	97	384	312	174
Interest and bank charges	170	23	233	61	35
Interest revenue	(27)	(77)	(296)	(411)	(49)
EBITDA	(107)	(2,848)	(4,428)	4,464	8,967

Cash flow prior to working capital changes

Below is a reconciliation of "cash flow prior to working capital changes" to cash provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with Canadian GAAP.

The Company uses cash flow prior to working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes that adjusting principally for the swings in non-cash working capital items due to seasonality assists management in making long-term liquidity assessments. The Company also believes that this measurement is useful as a liquidity or valuation measurement.

Cash Flow Prior To Working Capital Changes (in thousands)	Quarter 4 Sep 30, 2007	Quarter 4 Sep 30, 2006	Fiscal Year Sep 30, 2007	Fiscal Year Sep 30, 2006 Restated
Cash flow prior to working capital changes	**622**	**(3,117)**	**(6,152)**	**4,261**
Accounts receivable	(5,171)	(5,971)	265	(414)
Inventory	2,454	(6,604)	2,183	(10,789)
Prepaid intra-group tax asset		(2,678)		(2,678)
Prepaid expenses	123	(807)	808	(1,150)
Accounts payable and accruals	(612)	5,488	(3,685)	7,300
Income taxes payable	(1,286)	3,610	(5,954)	5,234
Customer deposits	(554)	1,773	8,601	1,774
Changes in non-cash working capital	**(5,046)**	**(5,189)**	**2,216**	**(723)**
Cash provided by operating activities	**(4,424)**	**(8.306)**	**(3,934)**	**3,538**

Glossary

Term	Definition
ASC	Alberta Securities Commission
BCSC	British Columbia Securities Commission
CBP®	See ChemBioPrint®
ChemBioPrint	A discovery and standardization platform used by the Company's scientists to identify the chemical profile and biological activity of natural products
CICA	Canadian Institute of Chartered Accountants
Company	CV Technologies Inc., which is the reporting issuer
CMO	Contract Manufacturing Organization
CRO	Clinical Research Organization
CTO	Cease Trade Order
CVT-E002	Active ingredient in COLD-fX®
CVQ	Trading symbol for CV Technologies Inc., which is the reporting issuer
DIN	Drug Identification Number
FDA	U.S. Food and Drug Administration; the U.S. government body responsible for food (Dietary Supplements) drugs, medical devices, biologics, animal feed and drugs, cosmetics, radiation-emitting products, and combination products. CDER, the Center for Drug Evaluation and Research, is the division of the FDA responsible for drug approvals and the clinical trials on drugs. CFSAN, Center for Food Safety and Applied Nutrition, is the division of the FDA responsible for dietary supplements.
HT1001	Active ingredient in REMEMBER-fX®
HUMC	Hackensack University Medical Centre, New Jersey
ICTO	Interim Cease Trade Order
MD&A	Management's Discussion and Analysis
NHPD	Natural Health Products Directorate

NIH	National Institutes of Health: The National Institutes of Health, a part of the U.S. Department of Health and Human Services, is the primary Federal agency for conducting and supporting medical research.
NK	Natural Killer (cells)
NPN	Natural Product Number
OSC	Ontario Securities Commission
OTC	OTC drug/product: Over-The-Counter drug; a drug approved for sale by the FDA or Health Canada that does not require a Doctor's prescription to be purchased. It is available for self-care.
PCT	Patent Cooperation Treaty is an international patent law treaty concluded in 1970. It provides a unified procedure for filing patent applications to protect inventions in each of its Contracting States. A majority of the world's countries are signatories to the PCT, including all of the major industrialized countries (with a few exceptions, including Argentina and Taiwan). As of October 5, 2007, there were 138 Contracting States to the PCT. A patent application filed under the PCT is called an international application or PCT application.
Phase I	Phase I of Clinical Development (as defined by the U.S. FDA for use in drug development): Phase I starts with the initial administration of an investigational new drug into humans. Studies in this phase of development usually have non-therapeutic objectives (no efficacy endpoints for the trial) and may be conducted in healthy volunteer subjects. Studies conducted in Phase I typically involve one or a combination of the following aspects: (a) safety and tolerability, (b) pharmacokinetics including absorption, distribution, metabolism and excretion, and (c) early measurement of efficacy if performed in patients.
Phase II	Phase II of Clinical Development (as defined by the U.S. FDA for use in drug development): A therapeutic exploratory phase where efficacy in disease populations is determined. Phase II is usually considered to start with the initiation of studies in which the primary objective is to explore therapeutic efficacy in patients. An important goal for this phase is to determine the dose and regimen for Phase III trials. Additional objectives of clinical trials conducted in Phase II may include evaluation of potential study endpoints, therapeutic regimens (including concomitant medications), and target populations for further study in Phase II or III.

Phase III	Phase III of Clinical Development (as defined by the U.S. FDA for use in drug development): Studies in Phase III are designed to confirm the preliminary evidence accumulated in Phase II that a drug is safe and effective for use in the intended indication and recipient population. These studies are intended to provide an adequate basis for marketing approval in the U.S. for a drug. Studies in Phase III may also further explore the dose-response relationship, or explore the drug's use in wider populations, in different stages of disease, or in combination with another drug.
PHF	Parathyroid Hypertensive Factor
QA	Quality Assurance: All the planned and systematic activities applied within the quality system to provide adequate confidence that the predetermined standards for quality and safety will be met.
QC	Quality Control: The testing of the product to ensure it meets the standards established by quality assurance.
Sales	Product sales and revenues include reductions for sales discounts and allowances.
SEDAR	System for Electronic Data Access and Retrieval (www.sedar.com)
SEDI	System for Electronic Disclosure by Insiders (www.sedi.ca)
POS	Point of Sale refers to the retail sale of product to consumers or end user.
RSV	Respiratory Syncytial Virus

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown
Email:Gordon.brown@cvtechnologies.com

DATE: January 2, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1202306
FILING TYPE	Annual MD&A
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	MD&A
FEES PAID	N/A
DATE FILED	December 27, 2007

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Insider transaction detail - View details for issuer

08-01-02 16:32 ET

Transactions sorted by : Insider
Issuer name : CV Technologies (Starts with)
Transaction date range : December 1, 2007 - December 31, 2007
Debt securities : Convertible Debentures
Equity securities : Common Shares, Units
Issuer derivatives : Options, Warrants, Other
Issuer industry classification: Consumer products - biotechnology/pharmaceuticals

Issuer name: CV Technologies Inc.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Pittman, Frederick James Joseph													
Insider's Relationship to Issuer: 5 - Senior Officer of Issuer													
Security designation: Common Shares													
1109781	2007-12-31	2008-01-02	Direct Ownership :	10 - Acquisition or disposition in the public market	+20,000	0.6500	20,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV Technologies Inc.
Consolidated Financial Statements
September 30, 2007

AUDITORS' REPORT

To the Shareholders of
CV Technologies Inc.

We have audited the consolidated balance sheet of CV Technologies Inc. as at September 30, 2007 and the consolidated statements of (loss) earnings and comprehensive (loss) income, deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The restated consolidated financial statements as at September 30, 2006 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated December 6, 2006, (except as to note 3, which is as of April 30, 2007).

Ernst & Young LLP

Chartered Accountants

Edmonton, Canada
December 21, 2007

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV Technologies Inc.
Consolidated Balance Sheets

As at September 30 In Canadian dollars	2007	2006 As restated (note 3)
Assets		
Current		
Cash and cash equivalents	$ 2,702,572	$ 7,913,281
Accounts receivable	6,442,418	6,707,356
Inventory (note 4)	8,891,706	18,425,505
Prepaid expenses and deposits	391,266	1,199,524
Current income taxes receivable	721,099	-
Future income taxes (note 20)	-	1,001,590
	19,149,061	35,247,256
Inventory, non-current (note 4)	7,351,019	-
Patents and registered trademarks (note 5)	893,849	873,730
Property, plant and equipment (note 6)	11,132,142	3,192,172
Deferred development costs (note 7)	-	1,175,204
Prepaid intra-group tax asset (note 8)	2,436,174	2,643,506
Future income taxes (note 20)	345,548	-
	$ 41,307,793	$ 43,131,868
Liabilities and Shareholders' Equity		
Current		
Bank indebtedness (note 9)	$ 2,039,164	$ -
Accounts payable and accruals	9,839,925	11,614,440
Customer deposits (note 10)	10,374,967	1,773,559
Mortgage (note 9)	2,645,122	-
Current income taxes payable	-	5,233,698
Current portion of obligations under capital lease (note 11)	6,472	14,114
Future income taxes (note 20)	-	237,347
	24,905,650	18,873,158
Obligations under capital lease (note 11)	682,535	471,298
Deferred revenue (note 12)	180,000	150,000
Future income taxes (note 20)	33,533	112,800
	25,801,718	19,607,256
Shareholders' Equity		
Share capital (note 13)	22,875,648	22,433,106
Contributed surplus (note 14)	7,839,387	6,469,885
Deficit	(15,208,960)	(5,378,379)
	15,506,075	23,524,612
	$ 41,307,793	$ 43,131,868

Commitments and contingencies (notes 23 and 24)

See accompanying notes to the consolidated financial statements

On behalf of the Board

Director ______________________ Director ______________________

CV Technologies Inc.
Consolidated Statements of Deficit

Years ended September 30 In Canadian dollars	2007	2006 As restated (note 3)
Deficit, beginning of year	$ (5,378,379)	$ (6,017,395)
Net (loss) earnings and comprehensive (loss) income	(9,830,581)	639,016
Deficit, end of year	$ (15,208,960)	$ (5,378,379)

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Consolidated Statements of (Loss) Earnings and Comprehensive (Loss) Income

Years ended September 30 In Canadian dollars	2007	2006 As restated (note 3)
Product sales	$ 42,035,482	$ 41,387,088
Cost of goods sold	13,214,655	13,286,800
Gross profit	28,820,827	28,100,288
Operating expenses		
Advertising and marketing	16,419,312	8,278,167
Salaries and employee benefits	5,434,693	3,557,965
Contracting, consulting and professional fees	4,835,102	4,018,164
Research and development	3,094,264	2,620,947
Administration, occupancy and insurance	2,390,134	2,319,094
Stock-based compensation (note 14)	1,526,474	2,714,137
Amortization (note 16)	745,603	674,039
Interest and bank charges	232,724	60,626
Bad debts	43,948	41,387
(Gain) loss on foreign exchange (note 19)	(1,332,858)	60,245
	33,389,396	24,344,771
(Loss) earnings before other revenues, other expenses and income taxes	(4,568,569)	3,755,517
Other revenues (expenses)		
Interest revenue	296,086	411,342
Write down of deferred development costs (note 7)	(813,603)	-
Other items	(23,994)	(26,955)
	(541,511)	384,387
(Loss) earnings before income taxes	(5,110,080)	4,139,904
Income tax expense (note 20)		
Current	4,381,073	3,301,238
Future	339,428	199,650
	4,720,501	3,500,888
Net (loss) earnings and comprehensive (loss) income	$ (9,830,581)	$ 639,016
(Loss) earnings per share (note 15)		
Basic (loss) earnings per share	$ (0.09)	$ 0.01
Diluted (loss) earnings per share	$ (0.09)	$ 0.01

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Consolidated Statements of Cash Flows

Years ended September 30 In Canadian dollars	2007	2006 As restated (note 3)
Operating activities		
Net (loss) earnings and comprehensive (loss) income for the year	$ (9,830,581)	$ 639,016
Items not affecting cash		
Stock-based compensation (note 14)	1,526,474	2,714,137
Amortization (note 16)	745,603	674,039
Write down of deferred development costs (note 7)	813,603	-
Loss on disposal of patents and registered trademarks (note 5)	46,491	-
Amortization of prepaid intra-group tax asset (note 8)	207,332	34,556
Future income tax expense (note 20)	339,428	199,650
	(6,151,650)	4,261,398
Changes in non-cash operating working capital		
Accounts receivable	264,938	(413,696)
Inventory (note 4)	2,182,780	(10,788,868)
Prepaid expenses and deposits	808,258	(1,149,547)
Prepaid intra-group tax asset (note 8)	-	(2,678,062)
Accounts payable and accruals	(3,685,324)	7,299,883
Current income taxes payable/receivable (note 20)	(5,954,797)	5,233,698
Customer deposits (note 10)	8,601,408	1,773,559
	(3,934,387)	3,538,365
Financing activities		
Payments on obligations under capital lease (note 11)	(17,871)	(34,812)
Issuance of share capital (note 13)	285,570	331,041
Issuance of bank indebtedness (note 9)	2,039,164	-
Issuance of mortgage (note 9)	2,645,122	-
	4,951,985	296,229
Investing activities		
Purchase of property, plant and equipment (note 6)	(6,108,939)	(1,918,222)
Purchase of patents and registered trademarks (note 5)	(149,368)	(75,072)
Proceeds from deferred revenue (note 12)	30,000	120,000
	(6,228,307)	(1,873,294)
(Decrease) increase in cash and cash equivalents	(5,210,709)	1,961,300
Cash and cash equivalents, beginning of year	7,913,281	5,951,981
Cash and cash equivalents, end of year	$ 2,702,572	$ 7,913,281

Supplemental cash flow information (note 17)

See accompanying notes to the consolidated financial statements

1. Nature of operations and basis of presentation

CV Technologies Inc. (CVQ or the Company) is a publicly owned company that develops and sells biopharmaceutical products. It is incorporated under the Business Corporations Act (Alberta) and trades on the Toronto Stock Exchange under the symbol "CVQ". The head office and research centre is located in Edmonton, Canada.

The Company has subsidiary companies incorporated and operating in China, the United States, Switzerland and Canada. ChemBioPrint Asia Limited is incorporated under the Companies Ordinance of Hong Kong. COLD-fX Pharmaceuticals (USA) Inc. is incorporated in Delaware, United States. fX Life Sciences International GmbH is incorporated under the Swiss Code of Obligations. CVT Capital Inc. is incorporated under the Business Corporations Act (Alberta) with operations in Edmonton, Canada.

2. Summary of significant accounting policies

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) applied on a consistent basis. The significant accounting policies are summarized below.

Principles of consolidation

The consolidated financial statements include the assets, liabilities and results of operations, after the elimination of intercompany transactions and balances, of the Company and its wholly owned subsidiaries: COLD-fX Pharmaceuticals (USA) Inc., fX Life Sciences International GmbH, CVT Capital Inc., ChemBioPrint Asia Limited and its 60% joint venture interest in Vet Ex Inc. ChemBioPrint Asia Limited and Vet Ex Inc. were in the process of being wound down during the years ended September 30, 2006 and 2007 with modest levels of activity during these periods.

Use of estimates and measurement uncertainty

In preparing consolidated financial statements in conformity with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period presented. Actual results could differ from these estimates.

Significant estimates made by management include provisions for customer discounts and incentives, allowances for uncollectible accounts, right of returns, the realizable portion of inventory during the Company's normal business cycle, inventory provisions, the realizability of future income taxes, useful lives of long-lived assets, future expected cash flows used in evaluating long-lived assets for impairment, percentage completion of contracted service expenditures and stock-based compensation fair values. On an ongoing basis, management reviews its estimates to ensure that these values appropriately reflect changes in the Company's business and new information as it becomes available. As at September 30, 2007, management's estimate for customer discounts and incentives totalled approximately $1,400,000 (2006 - $1,800,000), which are included in accounts payable and accruals and customer deposits and as a reduction in accounts receivable.

2. Summary of significant accounting policies (cont'd)

Translation of foreign currencies

The consolidated financial statements of the Company's operations are reported in Canadian dollars. The US dollar is the currency of measurement for the Company's investment in fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. These subsidiaries are integrated foreign operations which are translated using the temporal method, whereby monetary assets and liabilities are translated at the exchange rate prevailing at the consolidated balance sheet date and non-monetary assets and liabilities are translated at the rate in effect when the assets were acquired or liabilities were assumed. Revenues and expenses are translated in a manner that produces substantially the same reporting currency amounts that would have resulted had the underlying transactions been translated on the dates they occurred. This approach is achieved by applying the average quarterly exchange rates to revenues and expenses that occurred in each of the respective quarters. Amortization and non-monetary items such as inventory, prepaid expenses and deposits, property, plant and equipment and patents and registered trademarks are translated at the exchange rate in effect when the assets were acquired. The resulting exchange gains or losses are included in the determination of earnings.

Revenue recognition

Revenue from the sale of goods is recognized when all of the following criteria have been met:

1) evidence of a sales arrangement exists;
2) title of goods has passed to the customer, which is generally at the time the goods are delivered;
3) sales price is fixed and determinable; and
4) product returns can be reasonably estimated or the right of return has expired.

Provisions for estimated returns are made when revenue is recognized. When future returns cannot be reasonably estimated, revenue is not recognized until the risk of return has been substantially eliminated. This risk is substantially eliminated when the final customer purchases the product from the retailer or the right of return has expired or been eliminated. The Company relies on third party information to estimate when the final customer has completed a purchase. Product shipped where the risk of return cannot be estimated is included in inventory as "product shipped with right-of-return" (note 4). If customer payment has been received for product shipped with right-of-return, the Company records the payment as a customer deposit (note 10).

2. Summary of significant accounting policies (cont'd)

Revenue recognition (cont'd)

Customer discounts, rebates and incentive allowances which do not result in a sufficiently separable benefit from the sale are recorded as a reduction in revenue. For discounts, rebates and incentive allowances to be sufficiently separable from the sale of the goods, the benefit must be identifiable, available from a party other than a purchaser of the Company's products and the fair value must be reasonably estimable. If discounts, rebates and/or incentive allowances result in negative revenue for a specific customer since inception of the overall relationship, the amount of the cumulative shortfall is classified as an advertising and marketing expense.

Customer discounts, rebates and incentive allowances are recognized at the later of the date on which the Company recognizes the related revenue or the date the Company offers the discount, rebate or incentive. If the related revenue is not recognized and the discount is not recoverable in the event of return, the discount is recognized at the later of the date on which the specific activity occurs or the customer recognizes the discount, rebate or incentive allowance.

Cash and cash equivalents

Cash and cash equivalents includes balances with banks, net of outstanding cheques, and short-term liquid investments with maturities of less than 90 days.

Inventory

Inventories of raw materials and packaging materials are valued at the lower of cost or replacement value. Inventories of finished goods, work-in-progress and product shipped with right-of-return are valued at the lower of cost or net realizable value. Prior to July 1, 2007, work-in-progress was valued at the lower of cost or replacement value. The Company believes that the valuation of work-in-progress at the lower of cost and net realizable value is a more appropriate measure as the processed inventory has undergone significant changes utilizing the Company's intellectual property and as such replacement value would be inappropriate. The implementation of this change did not have an impact on the Company's consolidated financial statements.

Work-in-progress costs include direct materials and labour and are determined on a weighted average basis. For product shipped with right-of-return, displays and packaging materials normally included in the value of the inventory, which the Company does not expect to recover in the event of return, are expensed when the product is initially shipped to the customer. Inventory is reviewed for obsolescence at least on an annual basis, and where identified is expensed to cost of goods sold. Management's estimate of inventory not reasonably expected to be realized in cash during the normal operating cycle is classified as non-current inventory.

Patents and registered trademarks

Patents and registered trademarks are recorded at cost and are amortized on a straight-line basis over their estimated useful life of twenty and ten years, respectively.

2. Summary of significant accounting policies (cont'd)

Property, plant and equipment

Property, plant and equipment, including equipment under capital leases, are carried at cost less accumulated amortization. Gains and losses arising on the disposal of individual assets are recognized in earnings in the year of disposal.

Costs are capitalized on properties which are under development, including all expenditures incurred in connection with acquisition, development and construction of the asset. These expenditures consist of all direct costs, interest on debt that is related to these assets and certain administrative expenses.

Amortization is not recorded until an asset is available for use. Amortization is provided for using the following methods and rates:

Lab equipment	20%, declining balance
Computer hardware	20%, declining balance
Furniture and equipment	20 - 30%, declining balance
Computer software	50%, declining balance
Leasehold improvements	Straight-line over term of lease
Automobiles	30%, declining balance
Equipment under capital lease	20%, declining balance

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing the service potential or extending the useful lives.

Leases

Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as capital leases and classified as property, plant and equipment and obligations under capital lease. Obligations under capital lease reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by lease payments net of imputed interest. Assets under capital leases are amortized based on the estimated useful life of the asset. All other leases are classified as operating leases and leasing costs are expensed in the period in which they are incurred.

CV Technologies Inc.

Notes to the Consolidated Financial Statements

Years Ended September 30, 2007 and 2006
All amounts are in Canadian dollars, except where noted

2. Summary of significant accounting policies (cont'd)

Research and development costs

Research and development costs are charged to expenses as incurred unless a development project meets the Canadian GAAP criteria for deferral and amortization. Research and development costs include the following direct operating expenses: salaries and benefits, administration, occupancy and insurance, and contracting, consulting and professional fees.

Development costs are capitalized for clearly defined, technically feasible technologies which management intends on producing and promoting to an identified future market with existing or estimated future resources. The Company annually evaluates deferred development costs to consider whether these costs continue to meet criteria for deferral. Amortization of development costs commence at the start of commercial production of the product. Costs are amortized on a straight-line basis over a five year period based on recoverability of unamortized deferred development costs.

Prepaid intra-group tax assets

When an asset is transferred between enterprises within the consolidated group of companies resulting in payment of taxes by the transferor, the resulting expenses are recorded as a prepaid intra-group tax asset and amortized over the useful life of the transferred asset.

Investment tax credits

Investment tax credits relating to qualifying scientific research and experimental development expenditures that are recoverable in the current year are accounted for as a reduction in the related expenditures. Investment tax credits not recoverable in the current period are accrued provided there is reasonable assurance that the credits will be realized.

Lease inducements

Lease inducements received by the Company as free rent periods are deferred and amortized on a straight-line basis over the term of the lease and recorded as a reduction in rental expense.

All amounts are in Canadian dollars, except where noted

2. Summary of significant accounting policies (cont'd)

Comprehensive income and financial instruments

On October 1, 2006, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income. This Section establishes the standards for reporting and disclosure of comprehensive income and its components. Comprehensive income is the change in equity (net assets) of an enterprise, during a period, from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company did not have other comprehensive income, a component of comprehensive income not included in net earnings, and accordingly total comprehensive income and net (loss) earnings are equal.

On October 1, 2006, the Company adopted the following CICA accounting recommendations for the recognition, presentation and disclosure of financial instruments:

- CICA Handbook Section 3855 "*Financial Instruments – Recognition and Measurement*"
- CICA Handbook Section 3862 "*Financial Instruments – Disclosures*"
- CICA Handbook Section 3863 "*Financial Instruments – Presentation*"
- CICA Handbook Section 1530 "*Comprehensive Income*"
- CICA Handbook Section 3251 "*Equity*"

CICA Handbook Sections 3862 and 3863 were adopted early. Under the new standards, on acquisition, all financial assets must be classified as held-to-maturity, loans and receivables, held-for-trading or available-for-sale and at inception, all financial liabilities must be classified as held-for-trading or other. The Company has classified cash and cash equivalents as held for trading; accounts receivable is classified as loans and receivables; bank indebtedness, customer deposits on product shipped with right-of-return, mortgage, accounts payable and accruals and obligations under capital lease have been classified as other liabilities.

All financial instruments are initially recorded on the consolidated balance sheet at fair value and if classified as loans and receivables or held for trading, changes in fair value are included in earnings. For those instruments classified as available-for-sale and for derivative financial instruments designated as hedges, changes in fair value will be included in other comprehensive income. Other comprehensive income and its components, when presented, are included directly in equity as accumulated other comprehensive income. The adoption of CICA Handbook Section 1530 did not have an impact on the consolidated financial statement presentation for the year ended September 30, 2007 or comparative information.

Except for revolving debt obligations, financial assets and financial liabilities classified other than as held for trading are measured at amortized cost based on the effective interest method. Revolving debt obligations expense transaction costs that are directly attributable to the acquisition or issuance of the financial liability. The application of this standard did not have an impact on the consolidated financial statements at the date of adoption.

All amounts are in Canadian dollars, except where noted

2. Summary of significant accounting policies (cont'd)

Comprehensive income and financial instruments (cont'd)

a) Fair value

The Company's financial instruments include cash and cash equivalents, accounts receivable, current income taxes, bank indebtedness, accounts payable and accruals, customer deposits on product shipped with right-of-return, mortgage and obligations under capital lease. The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties, calculated at the reporting date, to settle these instruments. Cash and cash equivalents, accounts receivable, current income taxes, bank indebtedness, accounts payable and accruals and customer deposits on product shipped with right-of-return are assets and liabilities that have short periods to maturity and the carrying values contained in the consolidated balance sheet approximate their estimated fair value. The fair values of other financial instruments reflect the Company's best estimate based upon estimated interest rates at which the Company believes it could enter into with similar instruments at the consolidated balance sheet date.

b) Interest rate risk

Bank indebtedness and mortgage are subject to interest rate cash flow risk as the required cash flow to service the debt will fluctuate as a result of the changing bank prime lending rate. The Company did not employ interest rate hedging activities during the year, allowing outstanding bank debt to generally float at short-term market rates of interest. The Company has the option to fix the interest rate on its mortgage for the balance of the term.

c) Foreign currency risk

The Company has assets and liabilities that are denominated in foreign currencies and thus are exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Company does not currently use derivative instruments to reduce its exposure to foreign currency risk.

d) Credit risk

The Company's exposure to credit risk relates to accounts receivable and arises from the possibility that a customer does not fulfil its obligations. This is minimized through a customer base predominantly comprised of well established retailers and wholesalers, a program of credit evaluation of new customers and limits on the amount of credit extended as deemed necessary. The Company performs continuous evaluation of its accounts receivable and records an allowance for doubtful accounts. The failure of a large customer would have a significant effect on the Company. As at September 30, 2007, three customers (2006 – two) represented 72% of total Canadian accounts receivable (2006 – 72%). Included in accounts receivable is an allowance for doubtful accounts of $100,559 (2006 - $59,232). At September 30, 2007, there were three customers that made up $68,760 or 68% (2006 – two customers at $50,132 or 85%) of the allowance for doubtful accounts.

2. Summary of significant accounting policies (cont'd)

Comprehensive income and financial instruments (cont'd)

e) Liquidity risk

The Company's exposure to liquidity risk is dependent on the sale of inventory, collection of accounts receivable, purchasing commitments and obligations or raising of funds to meet commitments and sustain operations. The Company controls liquidity risk by management of working capital, cash flows and the availability of borrowing facilities.

Impairment of long-lived assets

The Company evaluates the carrying value of long-lived assets, including property, plant and equipment, intangible assets and other assets subject to amortization, for potential impairment when events and circumstances warrant a review. Factors that the Company considers important which could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the asset or the overall strategy of the business, significant negative industry or economic trends, a significant decline in the Company's stock price for a sustained period and the Company's market capitalization relative to the net book value of its assets and liabilities. These factors could affect the expected cash flows of the related long-lived asset.

Impairment of non-monetary long-lived assets is recognized when the carrying amount of an asset may not be recoverable. Recoverability is determined by comparing the carrying amount of the asset to the undiscounted future cash flows expected from use and eventual disposition of the asset. When the carrying amount of the asset is less than the undiscounted future cash flows, the asset is measured at its fair value and presented in the consolidated balance sheet at the lower of the fair value or carrying amount and charged to earnings.

(Loss) earnings per share

The computation of basic (loss) earnings per share has been calculated by dividing net earnings by the weighted average number of common shares outstanding during the year.

Diluted (loss) earnings per share reflect the potential dilution that would occur if stock options and warrants were exercised. The computation of diluted (loss) earnings per share has been calculated by dividing net earnings available to common shareholders by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding arising from the exercise of potentially dilutive stock options outstanding during the year. The Company uses the treasury method for outstanding options and warrants which assumes that the use of proceeds that could be obtained upon exercise of options and warrants in computing diluted earnings per share are used to purchase the Company's common shares at the average market price during the year.

2. Summary of significant accounting policies (cont'd)

Income taxes

Income taxes have been accounted for using the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the accounting and income tax bases of an asset or liability. These are measured using the substantively enacted tax rates, regulations and laws of Canadian, United States and Swiss tax jurisdictions that are anticipated to be in effect when the differences are expected to reverse.

Stock-based compensation

The Company applies the fair value method of accounting for its stock-based compensation. The fair value at grant date of stock options is estimated using the Black-Scholes option pricing model. Stock-based compensation cost is recognized on a straight-line basis over the expected vesting period of the stock-based compensation. Any consideration paid upon exercise of stock options is recorded as an increase in share capital and the recorded fair value of the related stock option is reclassified from contributed surplus to share capital.

Accounting changes

On October 1, 2007, the Company will adopt CICA Handbook Section 1506, Accounting Changes. This Section allows an entity to change an accounting policy only if the change is required by a primary source of GAAP or results in the consolidated financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity's financial position, financial performance or cash flows. This standard is effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company has elected to adopt this Section earlier than required and does not expect that the adoption will have a material impact on its consolidated financial statements.

On October 1, 2007, the Company will adopt CICA Handbook Section 1535, Capital Disclosures. This Section establishes standards for disclosing information about an entity's capital and how it is managed. The standard is effective for interim and annual consolidated financial statements relating to fiscal years beginning on or after October 1, 2007. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

The CICA, in the pursuit of aligning with that of International Financial Reporting Standards, has adopted the majority of the accounting principles as described in IAS 2, Inventory, as CICA Handbook Section 3031. This Section prescribes the measurement of inventory at the lower of cost and net realizable value. The cost of inventories shall comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. This Section applies to interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2008. The Company plans to adopt this Section for its fiscal year beginning October 1, 2008.

All amounts are in Canadian dollars, except where noted

3. Restatement of previously issued consolidated financial statements

Subsequent to the preparation of the Company's 2006 audited consolidated financial statements, the Company learned that there was significant uncertainty in estimating product returns in the US market. According to the Company's revenue recognition policy, this uncertainty should have precluded the recognition of revenue until the risk of return was substantially eliminated. The application of the revenue recognition policy also affected the appropriate classification of its foreign subsidiaries and the appropriate translation method utilized for consolidation. The Company had classified foreign subsidiaries as self-sustaining and used the current rate method for currency translation. Foreign subsidiaries were reclassified as integrated foreign operations and the consolidated balance sheet amounts and operating results were translated using the temporal method. As a result, the Company has restated its consolidated balance sheet and statement of deficit, as at September 30, 2006 and consolidated statement of (loss) earnings and comprehensive (loss) income and statement of cash flows for the year ended September 30, 2006. The adjustments relate to:

- Revenue recognition errors, and
- Foreign currency translation of foreign operations from using the current rate method to the temporal method.

The impact of these changes was a decrease in product sales, gross profit and net (loss) earnings and comprehensive (loss) income of $5,585,985, $4,211,323 and $3,498,294, respectively. Total assets decreased $1,203,475, total liabilities increased $2,235,351 and total shareholders' equity decreased $3,438,826. Basic and diluted earnings per share decreased $0.03 each.

4. Inventory

Inventory is comprised of the following:

	2007	2006
Finished goods	$ 9,014,194	$ 10,587,148
Work-in-progress	3,755,470	4,491,649
Product shipped with right-of-return	1,267,932	1,486,611
Raw materials	1,448,528	302,781
Packaging materials	756,601	1,557,316
	$ 16,242,725	$ 18,425,505
Less non-current portion	7,351,019	-
	$ 8,891,706	$ 18,425,505

CV Technologies Inc.

Notes to the Consolidated Financial Statements

Years Ended September 30, 2007 and 2006
All amounts are in Canadian dollars, except where noted

5. Patents and registered trademarks

	Cost	Accumulated Amortization	Net Book Value
September 30, 2007			
Patents	$ 1,367,778	$ 575,155	$ 792,623
Registered trademarks	191,184	89,958	101,226
	$ 1,558,962	$ 665,113	$ 893,849
September 30, 2006			
Patents	$ 1,258,660	$ 515,566	$ 743,094
Registered trademarks	205,472	74,836	130,636
	$ 1,464,132	$ 590,402	$ 873,730

The Company recorded patents and trademarks amortization expense of $82,758 (2006 – $78,046). During the year, additions to patents and registered trademarks totalled $149,368 (2006 - $75,072).

All amounts are in Canadian dollars, except where noted

6. Property, plant and equipment

	Cost	Accumulated Amortization	Net Book Value
September 30, 2007			
Building under construction	$ 9,552,210	$ -	$ 9,552,210
Land under capital lease	616,099	-	616,099
Lab equipment	435,466	116,584	318,882
Computer hardware	393,961	136,904	257,057
Furniture and equipment	364,969	155,650	209,319
Computer software	284,282	171,147	113,135
Leasehold improvements	99,207	90,744	8,463
Automobiles	44,788	26,134	18,654
Equipment under capital lease	74,631	36,308	38,323
	$11,865,613	$ 733,471	$11,132,142
September 30, 2006			
Building under construction	$ 1,678,281	$ -	$ 1,678,281
Land under capital lease	467,162	-	467,162
Lab equipment	334,076	53,428	280,648
Computer hardware	355,401	77,042	278,359
Furniture and equipment	349,866	104,543	245,323
Computer software	260,563	95,955	164,608
Leasehold improvements	81,146	53,977	27,169
Automobiles	44,788	18,139	26,649
Equipment under capital lease	52,434	28,461	23,973
	$ 3,623,717	$ 431,545	$ 3,192,172

The Company recorded property, plant and equipment amortization expense of $301,244 (2006 - $234,392). During the year, additions to equipment under capital lease totalled $22,197 (2006 - $nil). Building under construction includes interest capitalized in the year of $50,332 (2006 - $nil).

All amounts are in Canadian dollars, except where noted

7. Deferred development costs

	Cost	Accumulated Amortization	Net Book Value
September 30, 2007			
Development costs	$ -	$ -	$ -
September 30, 2006			
Development costs	$ 1,808,006	$ 632,802	$ 1,175,204

Upon review of deferred development costs at September 30, 2007, management determined that the unamortized balance no longer met the criteria for deferral. Although management believes there is future value associated with these development costs, it is uncertain as to when these benefits will be realized. As a result, the Company recognized $813,603 (2006 - $nil) in impairment in addition to amortization expense of $361,601 (2006 - $361,601).

8. Prepaid intra-group tax asset

During the 2006 fiscal year, international rights and proprietary knowledge were transferred to a foreign subsidiary resulting in prepayment of income taxes in the jurisdiction of the transferor. This prepaid intra-group tax asset will be expensed over the thirteen year estimated useful life of the transferred asset. During the year, the Company has recognized $207,332 (2006 - $34,556) of this expense.

9. Financing facilities

The Company's bank credit facilities are comprised of the following:

a) At September 30, 2007, the Company had access to a $3,000,000 demand operating line of credit and had drawn $2,039,164. Subsequent to year end, the Company was granted full access to the line of credit up to a maximum of $10,000,000 (note 27). The line of credit is based on 75% of accounts receivable aged less than 90 days plus 50% of finished goods inventory for the period from September to February or 65% of finished goods inventory for the period from March to August each year to a maximum limit of $6,000,000. Interest under the operating line facility is based on the bank prime lending rate plus a stamping fee equal to 1.5% per annum. The effective interest rate for the year was 6.75%.

Included in the operating line facility the Company has the ability to issue up to $1,000,000 of letters of guarantee. At September 30, 2007, the Company had two standby letters of credit in the amount of $124,000 and $495,600 which will remain in effect until December 31, 2007 and December 1, 2008, respectively. Standby letters of credit are subject to a charge of 1% per annum.

All amounts are in Canadian dollars, except where noted

9. Financing facilities (cont'd)

b) The Company also has a $6,175,000 three-year term mortgage facility for the construction of the new headquarters and research centre on land held under a capital lease. This mortgage is to be advanced to the Company, based on estimated progress of completion, in four installments commencing August 31, 2007. As at September 30, 2007, the Company has drawn $2,675,000 under this facility. The facility bears interest at the Bank's prime lending rate plus 0.75% per annum. Using the effective interest method to determine the carrying value of the financial liability, the effective interest rate of the mortgage is 7.48%. Repayments are to be interest only until March 31, 2008, and monthly principal payment of $51,460 plus interest thereafter. The Company may prepay the mortgage without penalty at any time in whole or in part and applied to the principal in the inverse order of maturities of the repayments. The Company has presented the term mortgage net of financing charges of $30,658. Additional financing charges of $40,113 have been deferred until the balance of the mortgage has been drawn.

The facility agreement contains repayment acceleration clauses that may cause the debt to become due and payable, or the collateral to become immediately enforceable, if certain events of default occur. The acceleration clauses include subjective default events such as any adverse change occurring in the financial condition of the Company or its property, equipment or business activities.

The Company has pledged as collateral for both financing facilities a General Security Agreement constituting a first ranking security interest in all personal property of the Company, a collateral mortgage constituting a first fixed charge on the Company's headquarters and research centre on the subleased land and a guarantee provided by a director who is a shareholder of the Company, collateralized by common shares of another publicly traded company, at a cost of 0.5% per month commencing July 16, 2007.

The Company's various facilities are subject to certain financial covenants. As at September 30, 2007, the Company is in breach of its current ratio financial covenant which resulted from the Company's reclassification of a portion of its inventory as non-current. The Company has received a waiver of this breach from its lender indicating no action to accelerate payment will occur on this particular breach as at September 30, 2007. Management of the Company is not aware of any other pending condition that would require accelerated repayment of the bank financing.

Subject to any demand for partial or full repayment of the obligation, required principal repayments of the mortgage are as follows:

2008	$	308,760
2009		617,520
2010		617,520
2011		1,131,200
Total mortgage	$	2,675,000
Less transaction costs net against principal balance		29,878
Carrying value of mortgage	$	2,645,122

All amounts are in Canadian dollars, except where noted

10. Customer deposits

The Company has received customer deposits totalling $10,374,967 (2006 - $1,773,559) for product shipped with right-of-return. At September 30, 2007, three customers represented $9,290,907 or 90% (2006 – two customers represented $1,503,689 or 85%) of the total customer deposits. As at September 30, 2007, the Company has received inventory returns requiring refund of approximately $4,816,000 (2006 - $nil). The Company has authorized additional inventory returns requiring refund of approximately $2,428,000 (2006 - $nil) to be delivered subsequent to year end. Inventory returns are not considered payable until the products have passed a quality and verification process. This process had not been completed for the above returns as at September 30, 2007.

If the risk of return for the remaining product shipped with the right-of-return is substantially eliminated, the revenue from the product shipment will be recognized and liability for the customer deposit is eliminated. If the product is returned and cash payment has been made, the customer is entitled to a refund of the deposit. There is no certainty on the amount of deposits that will be recognized as revenue or require refund.

11. Obligations under capital lease

The following is a schedule by year of future minimum lease payments together with the balance of the obligations under capital lease:

2008	$	8,296
2009		7,135
2010		5,615
2011		5,400
2012 and thereafter		1,155,250
Total minimum lease payments		1,181,696
Less: amounts representing interest at an imputed rate of 6.75%		492,689
Balance of obligations under capital lease		689,007
Less: current portion		6,472
Long-term balance of obligations under capital lease	$	682,535

The Company intends to purchase the land under capital lease on November 30, 2015 for the stated buy-out option of $1,155,250. The present value of this payment has been recorded as an obligation under capital lease. Interest expense on obligations under capital lease for the year totalled $3,249 (2006 - $8,260).

All amounts are in Canadian dollars, except where noted

12. Deferred revenue

Deferred revenue as at September 30, 2007 consists of deposits totalling $180,000 (2006 - $150,000). These deposits require a guaranteed volume of inventory to be available to the customer throughout the duration of the agreement. Revenue may be recognized upon depletion of the inventory. The deposit may be refundable to the customer.

13. Share capital

Authorized:
Unlimited number of Class A voting common shares with no par value
Unlimited number of Class P preferred shares with no par value, voting rights to be determined prior to first issue

Issued and outstanding:

	Number of Shares	Share Capital
Class A common shares:		
Balance, September 30, 2005	101,188,171	$ 21,936,227
Exercise of options	1,585,169	331,041
Recognition of fair value of options exercised	-	165,838
Balance, September 30, 2006	102,773,340	$ 22,433,106
Exercise of options	1,327,666	285,570
Recognition of fair value of options exercised	-	156,972
Balance, September 30, 2007	104,101,006	$ 22,875,648

CV Technologies Inc.

Notes to the Consolidated Financial Statements

Years Ended September 30, 2007 and 2006
All amounts are in Canadian dollars, except where noted

13. Share capital (cont'd)

Stock options

The Company has adopted a stock option plan that permits the Board of Directors to grant to employees, officers, directors and certain others options to purchase from treasury up to 22,170,442 common shares. The vesting conditions are specified by the Board of Directors and may include continued service of the employee or non-employee with the Company and/or other criteria based on a measure of the Company's performance.

A summary of the status of the Company's outstanding stock options as at September 30, 2007 and 2006 and changes during these years is presented below:

	2007		2006	
	Number of options outstanding	Weighted average exercise price	Number of options outstanding	Weighted average exercise price
Outstanding, beginning of year	14,770,601	$ 1.26	16,180,770	$ 1.11
Exercised	(1,327,666)	0.22	(1,585,169)	0.21
Granted	1,010,000	1.41	80,000	3.98
Granted subject to shareholder approval	-	-	255,000	3.45
Expired, terminated and forfeited	(3,500,000)	2.84	(160,000)	1.26
Outstanding, end of year	10,952,935	0.89	14,770,601	1.26
Exercisable, end of year	8,752,335	0.55	10,731,601	0.64

All outstanding share options vest and become exercisable over a period not exceeding five years (time vesting) from the date of grant and/or upon the achievement of specified performance targets (based on net sales and earnings). During the year, a member of management voluntarily surrendered and relinquished all rights and privileges associated with 3,500,000 options.

CV Technologies Inc.

Notes to the Consolidated Financial Statements

Years Ended September 30, 2007 and 2006
All amounts are in Canadian dollars, except where noted

13. Share capital (cont'd)

The number of options outstanding at September 30, 2007 together with details regarding time and performance vesting conditions of the options are as follows:

Exercise prices	Number outstanding	Weighted average remaining term (in years)	Options currently exercisable (vested)	Options subject to time vesting only (not vested)	Options subject to performance vesting only (not vested)
$0.15	3,622,492	0.60	3,622,492	-	-
$0.20	20,000	0.72	20,000	-	-
$0.25	33,000	1.01	33,000	-	-
$0.50	250,000	1.72	250,000	-	-
$0.57	143,000	1.84	143,000	-	-
$0.71	813,916	1.27	813,916	-	-
$0.74	3,600,527	1.61	3,600,527	-	-
$1.24	830,000	5.72	-	600,000	230,000
$1.25	80,000	5.88	-	80,000	-
$2.62	250,000	2.80	100,000	150,000	-
$2.84	895,000	2.42	106,400	788,600	-
$2.98	100,000	4.21	-	100,000	-
$3.29	200,000	3.69	40,000	160,000	-
$3.42	10,000	3.41	2,000	8,000	-
$4.04	55,000	3.94	11,000	44,000	-
$4.32	50,000	3.16	10,000	40,000	-
	10,952,935		8,752,335	1,970,600	230,000

CV Technologies Inc.
Notes to the Consolidated Financial Statements

Years Ended September 30, 2007 and 2006
All amounts are in Canadian dollars, except where noted

14. Contributed surplus

During the year, contributed surplus has changed as follows:

	2007	2006
Balance, beginning of year	$ 6,469,885	$ 3,921,586
Stock-based compensation recognition of fair value of stock options granted to:		
Employees, officers and directors	1,388,034	2,653,024
Non-employees	138,440	61,113
Recognition of fair value of stock options exercised	(156,972)	(165,838)
Balance, end of year	$ 7,839,387	$ 6,469,885

The fair value of the options issued is determined using the Black-Scholes option pricing model. The following weighted average assumptions were utilized to calculate the fair value:

	2007	2006
Total options granted	1,010,000	335,000
Exercise price	$ 1.41	$ 3.58
Risk-free interest rate	4%	4%
Expected life	6 years	5 years
Vesting period	4 years	5 years
Expected annual volatility	105%	112%
Dividend yield	-	-
Fair value	$ 1.16	$ 2.89

All amounts are in Canadian dollars, except where noted

15. (Loss) earnings per share

The following table sets forth the computation of basic and diluted (loss) earnings per share for the following periods:

	2007	2006
Numerator for basic (loss) earnings per share	$ (9,830,581)	$ 639,016
Denominator:		
Weighted average number of common shares	103,576,690	101,883,736
Dilutive effect of stock options	-	10,564,640
Denominator for diluted (loss) earnings per share	103,576,690	112,448,376
(Loss) earnings per share		
Basic	$ (0.09)	$ 0.01
Diluted	(0.09)	0.01

The Company uses the treasury stock method to calculate (loss) earnings per share and under this method options that are anti-dilutive are excluded from the calculation of diluted earnings per share. For the year ended September 30, 2007, all outstanding options are considered anti-dilutive when earnings available to common shareholders are in a loss position.

16. Amortization

	2007	2006
Patents and registered trademarks (note 5)	$ 82,758	$ 78,046
Property, plant and equipment (note 6)	301,244	234,392
Deferred development costs (note 7)	361,601	361,601
	$ 745,603	$ 674,039

All amounts are in Canadian dollars, except where noted

17. Supplemental cash flow information

	2007	2006
Cash and cash equivalents is comprised of:		
Balances with banks	$ 3,285,103	$ 8,209,878
Deposits in transit	9,129	-
Cheques in transit	(591,660)	(296,597)
	$ 2,702,572	$ 7,913,281
Interest paid	$ 9,133	$ 31,711
Income taxes paid	$ 10,256,453	$ -
Non-cash financing and investing activities:		
Property, plant and equipment additions financed by obligations under capital lease	$ 171,134	$ 467,162
Property, plant and equipment additions included in accounts payable and accruals at year-end	1,910,809	521,419

18. Related party transactions

On July 16, 2007, a shareholder who is also a director provided the Company with a guarantee of $5,000,000, at a fee of 0.5% per month, to be used as collateral for the bank loan. During the year, the Company has expensed as interest $62,903 in fees related to this guarantee.

During the year, Vet Ex Inc. repaid the Company $37,407 in intercompany loans. Centaur VA, the partner in the joint venture, refunded $8,303 to the Company related to Vet Ex Inc. intercompany loans as well as legal fees for the dissolution of Vet Ex Inc. In the dissolution, the Company also forgave $8,303 in intercompany receivables from Vet Ex Inc.

During the fiscal year ended September 30, 2006, the Company paid $14,914 in supplemental study fees on behalf of Vet Ex Inc. As at September 30, 2006, 60% of this transaction has been eliminated through proportionate consolidation and the remaining balance is included in accounts receivable.

During fiscal 2007, the Company hired as part of its management team an individual who is also part of a vendor's management. During the year, approximately $567,639 was expensed as advertising and marketing costs provided by this vendor subsequent to the above individual being hired by the Company. As at September 30, 2007, approximately $287,267 is payable to the related vendor.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

All amounts are in Canadian dollars, except where noted

19. (Gain) loss on foreign exchange

	2007	2006
Realized loss on foreign currency transactions	$ 148,950	$ 60,328
Unrealized gain on foreign currency translation of foreign operations	(1,481,808)	(83)
	$ (1,332,858)	$ 60,245

The foreign currency translation adjustment primarily represents net gains or losses on the translation of the net assets and liabilities of integrated foreign operations.

20. Income taxes

Income taxes and amounts in lieu of income taxes differ from the amounts that would be computed by applying the federal and provincial income tax rates as follows:

	2007	2006
Income taxes and amounts in lieu of income taxes at statutory rates of 33.8% (2006 – 34.1%)	$ (1,728,740)	$ 1,410,879
Increase (decrease) resulting from:		
Income tax related to previous periods	57,882	-
Non-deductible amounts	14,052	134,429
SR&ED adjustments	-	268,167
Tax rate differences of foreign subsidiaries	3,277,694	762,555
Non-deductible stock-based compensation	516,406	924,858
Change in valuation allowance	2,375,875	-
Portion of prepaid intra-group tax asset charged to expense	207,332	-
Income tax expense	$ 4,720,501	$ 3,500,888

CV Technologies Inc.

Notes to the Consolidated Financial Statements

Years Ended September 30, 2007 and 2006
All amounts are in Canadian dollars, except where noted

20. Income taxes (cont'd)

The tax effects of temporary differences that give rise to significant portions of the future income tax asset and future income tax liability at September 30, 2007 are presented below:

	2007	2006
Future income tax asset:		
Non-capital losses carried forward (expiring 2009 to 2027)	$ 2,388,276	$ 9,762
Deferred revenue	331,079	475,201
Intercompany profit elimination	-	507,893
Other tax assets	46,219	15,124
	$ 2,765,574	$ 1,007,980
Future income tax liability:		
Deferred development costs	$ -	$ 56,340
Patents and registered trademarks	22,157	-
Property, plant and equipment	55,527	62,850
Investment tax credits applied	-	237,347
	$ 77,684	$ 356,537
Net future tax asset (liability)	2,687,890	651,443
Valuation allowance	2,375,875	-
	$ 312,015	651,443

Presented in the consolidated financial statements as follows:

	2007	2006
Future tax asset – current	$ -	$ 1,001,590
Future tax asset – non-current	345,548	-
Future tax liability – current	-	(237,347)
Future tax liability – non-current	(33,533)	(112,800)
Net future tax asset (liability)	$ 312,015	$ 651,443

All amounts are in Canadian dollars, except where noted

20. Income taxes (cont'd)

In accordance with CICA Handbook Section 3465, "Accounting for Income Taxes", the Company reviews all available positive and negative evidence to evaluate the recoverability of future tax assets. This includes a review of the Company's cumulative losses in recent years, the carryforward period related to the tax losses, and the tax planning strategies available to the Company. The Company has unused tax loss carryforwards in the United States of approximately $2,835,042 expiring between 2017 and 2027, which are available to reduce taxable income in future years. The Company has unused tax loss carryforwards in Switzerland of approximately $13,861,496 which are available to reduce taxable income in future years. The benefit of these losses has not been recorded in these consolidated financial statements. They have been fully offset by a valuation allowance.

The Company has accumulated a Scientific Research and Experimental Development (SR&ED) pool of $nil (2006 - $1,617,172) which can be carried forward indefinitely to be utilized in computing taxable income in future years. The Company has non-refundable SR&ED investment tax credits of $nil (2006 - $700,253). The SR&ED claim for 2006 has not yet been filed.

CV Technologies Inc.

Notes to the Consolidated Financial Statements

Years Ended September 30, 2007 and 2006
All amounts are in Canadian dollars, except where noted

21. Segmented information

The Company operates in one operating segment - biopharmaceutical products. Management assesses performance and makes resource decisions based on the consolidated results of operations of this operating segment. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as biopharmaceutical products and, accordingly, they are included with biopharmaceutical products for purposes of segment reporting.

The accounting policies of the Company's operating segments are the same as those described in note 2. Inter-segment transactions are eliminated upon consolidation. The following table presents information on the Company's operating results for the years ended September 30, 2007 and September 30, 2006, and property, plant and equipment as at September 30, 2007 by geographic area:

	2007	2006
Product sales		
Canada	$ 40,955,353	$ 41,336,315
United States	1,080,129	8,004
Other	-	42,769
	$ 42,035,482	$ 41,387,088
Property, plant and equipment		
Canada	$ 11,131,153	$ 3,190,325
Switzerland	-	1,847
United States	989	-
	$ 11,132,142	$ 3,192,172

Geographic information about the Company's revenue is based on the product shipment destination or the location of the contracting organization. Property, plant and equipment are based on their physical location.

The Company derives significant revenue from certain customers. During the year, four major customers (2006 – four) accounted for $29,455,221 or 72% (2006 - $27,050,851 or 65%) of the Company's Canadian product sales.

All amounts are in Canadian dollars, except where noted

22. Employee contribution plans

The Company and its subsidiaries match voluntary contributions made by employees to their Registered Retirement Savings Plans to a maximum of 3% of earnings for each employee. Contributions made by the Company during the year ended September 30, 2007 were $145,080 (2006 – $63,981).

23. Commitments

a) The Company has entered into agreements to lease premises in Edmonton, Alberta, Canada; Toronto, Ontario, Canada; Zug, Switzerland and Chicago, USA. These leases expire at various dates ranging from October 31, 2007 to September 30, 2010, and for which minimum lease payments total approximately $600,000.

The following is a schedule by fiscal year of future minimum lease payments:

2008	$	300,000
2009		180,000
2010		120,000
	$	600,000

b) The Company has entered into contractual obligations related to future advertising and marketing expenditures.

The following is a schedule by fiscal year of future payments associated with these contracts:

2008	$	1,913,614
2009		365,610
	$	2,279,224

c) The Company has entered into contractual obligations related to future research and development expenditures.

The following is a schedule by fiscal year of future payments associated with these contracts:

2008	$	130,159

All amounts are in Canadian dollars, except where noted

23. Commitments (cont'd)

d) The Company has entered into contractual obligations for the construction of the new headquarters and research centre in Edmonton, Canada. Estimated total project costs are $11 million with $9,501,874 incurred to date. Project completion is scheduled for the spring of 2008.

24. Legal proceedings

a) The Company and certain of its officers and directors were named as defendants in two concurrent class action lawsuits. These two actions were filed in the Ontario Superior Court of Justice and Alberta. The lawsuits, brought on behalf of shareholders who purchased the Company's common stock between December 11, 2006 and March 23, 2007, allege primarily that the audited consolidated financial statements for the year ended September 30, 2006 and unaudited consolidated financial statements for the quarter ended December 31, 2006 were false and misleading. These lawsuits seek compensatory damages, costs, and expenses in the amount of $110,000,000. The lawsuits are at a very early stage and as a result the Company is not able to estimate a potential loss exposure. The matters raised in the lawsuits are, at this stage, unproven allegations that will be vigorously defended, although no assurances can be given with respect to the outcome of such proceedings. Management believes that the Company's directors and officers insurance policy provides for reimbursement for costs and expenses incurred in connection with this lawsuit as well as potential damages awarded, if any, subject to certain policy limits.

b) The Company has indemnification agreements with its directors and officers. An officer or director is permitted to the extent permitted by the Business Corporations Act (Alberta), to claim expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by them in connection with any action, suit or proceeding in which the directors and/or officers are sued as a result of their services, if they acted honestly and in good faith with a view to the best interests of the Company. The nature of the indemnification prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been accrued in the consolidated balance sheet as at September 30, 2007 with respect to this indemnity.

c) The Company is involved in a dispute with one of its suppliers relating to contract matters. Management has chosen to proceed with mediation to resolve this issue amicably. No statement of claim has been filed and the Company is not able to estimate a potential loss exposure, if any.

All amounts are in Canadian dollars, except where noted

25. Cyclical nature of business

The Company's lead product's sales are greater in the first, second and fourth quarters of the fiscal year.

26. Comparative figures

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

27. Subsequent events

a) In October 2007, the Company was granted full access to the demand operating line of credit up to a maximum of $10,000,000 upon full execution of the agreement.

b) In November 2007, the Board of Directors approved management's proposal to modify the Company's international structure. In 2008, management intends to simplify the corporate structure with the formation of a new Swiss company and dissolution of COLD-fX Pharmaceuticals (USA) Inc. and fX Life Sciences International GmbH. The potential costs of restructuring have not yet been estimated by management.

c) Between November 23, 2007 and December 11, 2007, the Company authorized and is committed to issuing 1,310,000 options from treasury to employees and certain consultants. Options granted to employees will have an exercise price based upon the date of grant. The options vest over a period not to exceed five years from the date of grant and/or upon the achievement of specified performance targets.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email:Gordon.brown@cvtechnologies.com;
Jane.Tulloch@cvtechnologies.com

DATE: January 2, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1202303
FILING TYPE	Annual Financial Statements
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	Audited Annual Financial Statements ON Form 13-502F1 Participation Fee
FEES PAID	BC - $600.00 AB - $288.00 ON - $6700.00 CDS – 1690.70
DATE FILED	December 27, 2007

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Form 52-109F1 - Certification of Annual Filings

I, **Gordon A. Brown, Chief Financial Officer, CV Technologies Inc.,** certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies for the period ending September 30, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 27, 2007

(s) Gordon A. Brown

Gordon A. Brown
Chief Financial Officer

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Form 52-109F1 - Certification of Annual Filings

I, **Dr. Jacqueline J. Shan, Chief Executive Officer, CV Technologies Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies for the period ending September 30, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 27, 2007

(s) Jacqueline J. Shan

Jacqueline J. Shan, PhD., DSc.
Chief Executive Officer

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown
Email:Gordon.brown@cvtechnologies.com

DATE: January 2, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1202305
FILING TYPE	Annual Certificates
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	CEO Certificate CFO Certificate
FEES PAID	N/A
DATE FILED	December 27, 2007

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV TECHNOLOGIES INC.

RENEWAL ANNUAL INFORMATION FORM

For the year ended September 30, 2007

December 27, 2007

TABLE OF CONTENTS

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FORWARD-LOOKING STATEMENTS AND INFORMATION

This Renewal Annual Information Form (this "**AIF**") contains certain forward-looking statements and forward-looking information, within the meaning of applicable securities laws, which are based on CV Technologies Inc.'s (the "**Corporation**") current internal expectations, estimates, projections, assumptions and beliefs. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "would", "project", "could", "should", "contemplate", "potential", "depend", "forecast", "believe", "plans", "targets", "intends" and similar expressions are intended to identify forward-looking statements.

The forward-looking statements and information include, but are not limited to, statements about the operations, business, anticipated results, developments, trends, financial condition, priorities, targets, ongoing objectives, strategies and outlook of the Corporation for the current financial year and subsequent periods including, without limitation, those comments predicting the timing and/or initiation of clinical trials, clinical trial results and associated regulatory clearances, the ability to finance and acceptance of products in the marketplace. The forward-looking statements and information are based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including the Corporation's perception of historical trends, current conditions and expected future developments, as well as other factors the Corporation believes are appropriate in the circumstances.

The forward-looking information and statements included in this AIF are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements. Many, but not all, of these risk factors and other specific risks and uncertainties are discussed in further detail under "Risk Factors" in this AIF and in the Corporation's Management's Discussion and Analysis (the "**MD&A**") for the year ended September 30, 2007, which is available through the Internet on the Corporation's SEDAR profile at www.sedar.com or from the Corporation's website at www.cvtechnologies.com. Readers are also referred to the risk factors described in other documents the Corporation files from time to time with securities regulatory authorities. These and other factors should be considered carefully and readers are cautioned not to place undue reliance on forward-looking information or forward-looking statements.

The Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, except as required by applicable law.

CORPORATE STRUCTURE OF CV TECHNOLOGIES INC.

CV Technologies Inc. ("**CVQ**" or the "**Corporation**"), was incorporated under the Alberta Business Corporations Act ("**ABCA**") by Certificate and Articles of Incorporation dated June 29, 1992. Over the course of its history, the Corporation has made several corporate acquisitions by amalgamating with other issuers including an amalgamation with Corsayre Capital Corporation, an Alberta junior capital pool company, effective October 1, 1997 and an amalgamation with HerbTech Inc., a former wholly owned subsidiary of the Corporation, effective June 30, 1998. The Corporation has continued under the name "CV Technologies Inc." after each amalgamation.

The common shares of the Corporation are listed for trading on the Toronto Stock Exchange ("**TSX**") under the stock symbol "CVQ". Additionally, the Corporation is a 12g3-2(b) registrant with the U.S. Securities and Exchange Commission. The head office and registered office of the Corporation is located at 9604 – 20th Avenue N.W., Edmonton, Alberta, T6N 1G1. The Corporation is planning on opening an office in Montreal to complement its existing offices in Edmonton and Vancouver and is strengthening the sales force covering Western Canada.

The Corporation has three wholly owned subsidiaries, fX Life Sciences (International) GmbH ("**fX Life Sciences**"), COLD-fX Pharmaceuticals (USA) Inc. ("**CPI**") and CVT Capital Inc. ("**CVT Capital**").

Located in Zug, Switzerland, fX Life Sciences was incorporated under the Swiss Code of Obligations on July 11, 2006 and is dedicated to supplying the Corporation's manufactured product throughout the world. fX Life Sciences also holds the international IP rights for the Corporation.

CPI was incorporated in Delaware on November 11, 2005 and is headquartered in the Chicago area. CPI was established to focus on distribution, sales and customer service to retailers and major drug chains within the United States (the "**U.S.**") marketplace.

CVT Capital was incorporated under the ABCA on February 13, 2005 and is located in Edmonton, Alberta. CVT Capital is a property management and holding corporation, formed to mitigate risk by separating real estate and operating activities.

The structure of the Corporation and its subsidiaries may be illustrated as follows:


CV Technologies Inc.
100%
100%
100%
fX Life Sciences (International) GMBH
Switzerland
COLD-fX Pharmaceuticals (USA) Inc.
Delaware
CVT Capital Inc. Property Holding
Canadian Operations, Sales and Distribution and Property
International Manufacturing, IP and Brand Building
International Sales and Distribution

Planned Changes to Corporate Structure

The Corporation has undertaken a review of its current corporate structure and has decided to pursue a new corporate structure with the goals of simplifying the overall structure, facilitating easier management, reducing the cost of maintenance for administration and operations and optimizing tax efficiency.

The Corporation intends to wind-up both fX Life Sciences and CPI and intends to incorporate a new foreign subsidiary. The new subsidiary will acquire the intellectual property currently held by fX Life Sciences. It is anticipated that sales to U.S. and international customers will be facilitated through the Corporation and its new subsidiary. This restructuring was approved in principle by the Corporation's Board of Directors (the "**Board**") at their November 2007 meeting.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

The Corporation is a life sciences and technology corporation founded in 1992 and headquartered in Edmonton, Alberta, Canada. The Corporation has developed, commercialized and patented a proprietary technology, known as ChemBioPrint® (**"CBP"**), which it has employed to discover and biologically standardize natural products (the "**Standardization Platform**"). Management of the Corporation ("**Management**") believes that natural products developed using CBP® deliver consistent, verifiable and provable health benefits.

In 2003, the Corporation shifted its focus from research and development to product commercialization. The Corporation began its market launch of COLD-fX® in Alberta and expanded into Western Canada thereafter. As the demand for its products continued to grow, the Corporation decided to enter the Ontario and Quebec markets. In 2004, 2005 and 2006, sales growth for all products was 396%, 316% and 48% respectively, with most of the growth attributable to COLD-fX®. It is the belief of Management that this growth can be attributed to product effectiveness, credibility of the science and increased public awareness gained through the Corporation's emphasis on public relations ("**PR**"), marketing and the building of brand loyalty.

The Corporation experienced both commercial and scientific success in 2005. CVT Capital was incorporated under the ABCA on February 13, 2005 to serve as a property management and holding company.

COLD-fX® was ranked the number one selling cold remedy in Canada over the 52-week period ending April 16, 2005, which included the cold and flu season. Throughout fiscal 2005, the Corporation continued its comprehensive advertising and merchandising campaign including radio, TV, newspaper and magazine ads and extensive sponsorship arrangements within the athletic world.

The Natural Health Products Directorate of Health Canada ("**NHPD**") gave regulatory approval and issued the Corporation a natural product number ("**NPN**") for CELL-fX® in 2005. CELL-fX® was launched in the marketplace in August 2005.

On July 29, 2005, the Corporation purchased 902,611 common shares in its subsidiary, ChemBioPrint Asia Limited ("**CBP Asia**"), for a total cash consideration of $143,837. Prior to this share purchase, the Corporation had a non-controlling interest of 42.6% in CBP Asia, which held rights to develop, distribute and sell COLD-fX® and other products in Asia. The share purchase resulted in the Corporation having 99.1% ownership of CBP Asia. CBP Asia is in the process of being dissolved and is inactive.

On October 25, 2005, the Canadian Medical Association Journal published the results of its study on the prevention and relief of upper respiratory infections which included the clinical trial of COLD-fX®. The trial results showed that COLD-fX® reduced the incidence of recurrent colds by more than half and reduced the duration and severity of colds.

CPI was incorporated in Delaware on November 11, 2005 and was established to focus on distribution, sales and customer service to retailers and major drug chains within the U.S. market.

On April 28, 2006, the Corporation made the determination to enter the U.S. market by selling COLD-fX® as a U.S. Food and Drug Administration ("**FDA**") regulated New Dietary Ingredient ("**NDI**"). During the fourth quarter of 2006, the Corporation began its initial shipments to U.S. national accounts.

In June 2006, the Corporation held a 60% interest in a joint venture formed on October 29, 2002 with Centaur Pharmaceuticals ("**Centaur**"), a private company, for the creation of Vet Ex Inc. The joint venture had licensed the veterinary rights for the Corporation's nutraceutical products and CBP technology. In June 2006, the Corporation provided Centaur with notice that the Corporation would end its participation in the joint venture. The joint venture became inactive on February 13, 2007.

fX Life Sciences was incorporated under the Swiss Code of Obligations on July 11, 2006. fX Life Sciences was formed to supply and manufacture products in international markets.

In February 2007, NHPD approved the daily use of COLD-fX® as a preventative medicine and to provide symptom relief for colds and flu. This provided the Corporation with a product license and NPN for COLD-fX® with the claim; it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system". The Corporation completed the treatment phase of a multi-centre trial, led by Dr. Gerald Predy, Edmonton's Medical Officer of Health, to test the effects of a two-fold higher dose of COLD-fX® (versus the standard dose and placebo) on upper respiratory infections in vaccinated seniors. The scientific substantiation for the standard daily dose has already been sufficiently demonstrated, as was confirmed by the approval and NPN issuance by Health Canada.

The study is now in the analysis phase, which is proceeding according to a normal schedule and standard industry practice for a trial of this size and complexity. Analysis includes data collection, organization, entry, and verification, all under blinded conditions. Performing analysis under blinded conditions ensures the study integrity is maintained because it is not known which subjects received COLD-fX® and which received placebo. Once this is complete, the data will undergo independent numerical and statistical analysis and preparation for the scientific peer review and presentation process.

The Corporation recently agreed to collaborate with an internationally recognized flu expert, Dr. Albert Osterhaus, in the laboratory viral analysis component of the study. Based in the Netherlands, Dr. Osterhaus is one of the world's leading virologists and amongst the scientific achievements of his group of 100 scientists are the identification of the first human infection with avian flu H5N1 in 1997, and the identity of the SARS virus during the first outbreak in Hong Kong in 2003. The study quality will be further enhanced by this collaboration with the analysis and results expected to be completed in summer 2008.

In the Corporation's fiscal year 2007, fX Life Sciences had a second patent issued in the U.S. for its CVT-E002 extract, the active ingredient in COLD-fX®. This patent application is a continuation of the issued composition patent and further protects CVT-E002 for use in therapeutic applications related to low immunity, such as cold and flu infections, hepatitis, HIV and primary and supportive cancer therapy. The validation and issuance of the European patent application for CVT-E002, including composition and use claims, occurred in nine selected European countries in the first half of the Corporation's fiscal year 2007. A new second European patent application claiming the use of CVT-E002 for the treatment of autoimmune diseases such as arthritis and multiple sclerosis was also allowed in the Corporation's fiscal 2007 and is currently being validated in 18 European countries.

During the Corporation's fiscal year 2007, patents were issued to fX Life Sciences in the U.S., China, Hong Kong and Korea based on the International PCT patent application entitled "A preparation derived from shark cartilage for treatment of diseases related to excessive Parathyroid Hypertensive Factor ("**PHF**") or excessive intracellular calcium". A divisional patent was also filed for the related U.S. patent to cover claims not issued in the above-mentioned patents.

The launch of COLD-fX® into the U.S. market in the fall of 2006 initially resulted in encouraging interest from retailers and involved a broader national base of stores and listings than Management had anticipated. The Corporation recognized revenue from its U.S. sales to retailers with the revenue recognition criteria described in the notes to its consolidated financial statements in its annual financial statements for fiscal year-ended September 30, 2006 filed on December 11, 2006. As was contained in the December 11, 2006 MD&A, several U.S. retailers subsequently advised the Corporation that a significant portion of the product shipped to them was going to be returned to the Corporation for a refund. On April 11, 2007, the Corporation announced its decision to restate its previously reported consolidated financial statements for the year ended September 30, 2006 and interim consolidated financial statements for the three-month period ended December 31, 2006.

Further information on these restatements is available in the restated audited consolidated financial statements for the year ended September 30, 2006 and the unaudited interim consolidated financial statements for the three-month period ended December 31, 2006 available under the Corporation's profile at www.sedar.com.

Because of the intended restatement, an interim cease trade order was initiated against the Corporation on April 19, 2007 by the Alberta Securities Commission (the "ASC"). The Ontaio Securities Commission (the "OSC") and the British Columbia Securities Commission (the "BCSC") entered similar interim cease trade orders against the Corporation on April 23, 2007 and May 24, 2007 respectively.

On June 14, 2007, the Corporation filed its restatements of the previously reported consolidated financial statements for the year ended September 30, 2006 and the interim consolidated financial statements for the three-month period ended December 31, 2006. These restatements and the effects on the Corporation's financials are more extensively discussed in the Corporation's MD&A for fiscal year 2007 and the restated financial statements which are available under the Corporation's profile on www.sedar.com. On June 15, 2007, the Corporation filed its interim financial statements and MD&A for the second quarter of 2007 for the period ended March 31, 2007. Collectively, these filings fulfilled certain requirements for the lifting of the cease trade orders imposed by each of the ASC, OSC and BCSC respectively. On July 11, 2007, trading of the Corporation's securities resumed on the TSX.

On July 7, 2007, CVT Capital entered into a banking arrangement to finance the construction of a 28,320 square foot building in Edmonton which will serve as the headquarters for the Corporation and as a research centre. The building is located on a 4.6 acre parcel of land leased by CVT Capital under the Edmonton Economic Development Corporation's Biotechnology Lease Program. Construction is underway with occupancy commencing in December, 2007. The land-lease term is for ten years at a cost of $1 per year, renewable for a second term of ten years and CVT Capital has an option to purchase the land for $1.2 million at the end of the first term. The cost of the building construction is estimated to be $11.0 million, with available financing of $6.3 million in demand bank debt.

COLD-fX® Extra Strength was launched into the national Canadian marketplace with first shipments to customers in October 2007. Management has filed an NPN application with Health Canada for COLD-fX® Extra Strength.

Significant Acquisitions

The Corporation has not completed any significant acquisitions during the most recently completed financial year.

Trends

It is the belief of Management that the natural health products industry is gaining consumer interest as people look for natural solutions to their common health concerns. Industry standards are changing in Canada, requiring companies to demonstrate efficacy and safety with respect to product claims. Management believes that the Corporation is in a position to respond to the NHPD and Natural Health Products Regulations ("**NHPR**") and welcomes these changes.

BUSINESS OF CV TECHNOLOGIES INC.

General

Utilizing the CBP technology, the Corporation has developed and commercialized a selection of natural health products for health maintenance and disease prevention. By using the CBP discovery and the Standardization Platform, the Corporation's scientists are able to identify the chemical profile and biological activity of natural products. The process involves a combination of chemical and biological fingerprinting ensuring, in Management's opinion, that the creation and scientific substantiation of its natural health products is safe, effective and consistent.

The Corporation is committed to using a pharmaceutical model, which consists of rigorous drug discovery and testing methods, to develop natural therapeutics for health maintenance and disease prevention. The efforts the Corporation has made in scientific research and product innovation are key factors that the Corporation feels enables it to secure the trust of consumers, trade professionals, healthcare practitioners and regulatory authorities.

Product Descriptions

COLD-fX®

The lead product of the Corporation, COLD-fX®, is designed to aid in the prevention and relief of colds and flu by strengthening the immune system. COLD-fX® (CVT-E002) is a proprietary North American ginseng extract comprised primarily of unique fractions of oligosaccharides and polysaccharides. COLD-fX® is sold in Canada to help prevent and relieve symptoms of cold and flu and in the U.S. as a dietary supplement to strengthen the immune system.

COLD-fX® Extra Strength

Like COLD-fX®, COLD-fX® Extra Strength is designed to aid in the prevention and relief of colds and flu by strengthening the immune system. COLD-fX® Extra Strength was launched onto the Canadian market in October 2007. Management has filed an NPN application with Health Canada for this product.

REMEMBER-fX®

REMEMBER-fX® (HT1001) is another proprietary North American ginseng extract containing a consistent, high amount of ginsenosides and other bioactive phytochemicals. It is sold in Canada to help restore mental alertness or wakefulness when experiencing fatigue or drowsiness. REMEMBER-fX® has also exhibited memory and mental performance enhancing effects in clinical studies and neuroprotective properties and potential antidepressant properties (monoamine oxidase-inhibiting effect) in laboratory studies.

CELL-fX®

CELL-fX® is a natural health product designed to help relieve symptoms of bone and joint pain and to help in the formation of connective tissue. The active ingredient in CELL-fX® is a powdered shark cartilage extract comprised of chrondroitin sulphate. CELL-fX® is approved by the NHPD.

AD-fX®

AD-fX® is a blend of proprietary North American ginseng extract and standardized Ginkgo biloba extracts designed to help enhance focus, attention and cognition. This product is currently not being marketed, however Management has long term plans to do so. A specific time frame for and costs associated with bring AD-fX® to market have not yet been finally determined.

MENTA-fX®

MENTA-fX® is a proprietary formula of chemically and biologically standardized extracts of St. John's Wort, North American ginseng and Ginkgo biloba. These compounds may work together to impart feelings of motivation, confidence and enthusiasm and could help normalize mood. This product is currently not being marketed, however Management has long term plans to do so. A specific time frame for and costs associated with bringing MENTA-fX® to market have not yet been finally determined.

PRESSURE-fX®

Pressure-fX® is a proprietary formula of chemically and biologically standardized extracts of shark cartilage and Cordyceps sinensis powder. It may act to normalize blood pressure and promote cardiovascular health through its anti-PHF actions. While this product is currently not being marketed, the Corporation has a U.S. distribution partner that is currently selling the PRESSURE-fX® bulk ingredient.

Research and Product Development

It is the belief of the Corporation that there has been a significant movement toward self-care respecting health issues and that the Corporation has the science, technology and products to capitalize in this area of business. In the initial years of development, the Corporation invested heavily in research. The focus on research has resulted in 18 international patents being issued and 16 published and pending patent applications in Canada and internationally.

The Corporation is evaluating candidate products in research areas related to focus/attention/cognition, mood normalization, blood pressure management, cancer management, lipid lowering, blood sugar and diabetes management, antioxidant and anti-aging and heart protection. Although clinical trials are not a pre-requisite for natural health product commercialization, pilot studies have been conducted or are in the feasibility assessment stages for all candidate products. Timelines will not be established until a decision is made to move to the next phase of development.

Product Marketing and Sales

While the Corporation continues to pursue research and development opportunities, beginning in 2003 the Corporation concentrated its attention on pursuing an operational and commercial focus, aggressively going to market with PR and marketing efforts.

The Corporation has focused its marketing efforts on its three lead products: COLD-fX®, REMEMBER-fX® and CELL-fX® and expects to continue with this focus in the current financial year. COLD-fX® was named Canada's number one pharmacist-recommended natural cold remedy for the second straight year according to the 13th annual Pharmacy Post survey. Further, COLD-fX® remains strongly positioned as the number one selling cold and flu remedy in Canada based on sales dollars according to the ACNielsen Brand Overview for the 52 weeks ending June 9, 2007. This past year in Canada, the Corporation provided CELL-fX® and REMEMBER-fX® with increased retail distribution and brand awareness efforts to enhance consumer awareness and acceptance and to advance category penetration.

Market for Natural Health Products

The natural health products industry is estimated to be worth $2.5 billion in Canada[1]. The U.S. cold, flu and allergy products category market is worth approximately US$4.1 billion[2]. The Canadian market for cold remedies (including anti-histamines) is estimated at $362 million and natural supplements sales are valued at $213 million[3]. The global market for nutraceutical ingredients and functional foods is estimated to be worth over US$50 billion with Canada representing $2 billion in sales[4].

The primary market for COLD-fX® is Canada, with the current Canadian market centered on Western Canada, Ontario and Quebec. While the initial efforts to launch into the U.S. market were disappointing, the Corporation currently continues to service a number of large retailers and drug store chains in the U.S. marketplace and is working with these customers to continue to develop a market for COLD-fX®. In the Corporation's fiscal 2007, U.S. customers requested or exercised the right of return of product in significant quantities resulting in the requirement for the Corporation to refund customer payments or deposits. Return of products from U.S. suppliers may be experienced at the end of the traditional cold season, in or around May or June of 2008, but attempts will be made to mitigate the financial effect of returns and to work with our U.S. vendors to move product through to customers. The continued development of the marketplace will be dependent upon success with these customers and consumer reaction to marketing and PR efforts.

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[1] Canadian Health Food Association
[2] Based on Information Resources Inc. Infoscan Reviews Information/NACS/Mintel
[3] ACNielsen All Channels Canada 2007
[4] Agriculture Canada

Economic Dependence

The Corporation is dependent on a relatively small number of significant customers. Customers are comprised of large retailers, wholesalers and major drug chains. In Canada, four major customers accounted for $29.5 million or 72% of net product sales. The significant Canadian customers have been in business with the Corporation for the past three years, while U.S. customers have been dealing with the Corporation for slightly more than a year.

Seasonality

The Corporation's operations are seasonal in nature. Sales are typically lowest in the third quarter and incoming cash flows are lowest in the fourth quarter. The business of our lead product, COLD-fX®, is dependent on a six-month season and on the impact that colds and flu have on this short season. Approximately 70% of our annual business is shipped within this timeframe.

Competition

The Corporation operates from a position of strength in a very competitive industry insofar as it holds the number one brand in its category. This has been achieved by having a broad distribution with most retail channels and the recognition by these customers as to the effectiveness of the product and the strength of the Corporation's brand. The Corporation's major competitors are launching new products both as brands and also as private labels. These new products bring new interest to the category but also may have the ability to encroach on the Corporation's "share of shelf space" in retail outlets, which causes temporary out-of-stocks and short-term pressures on sales. To address this issue, the Corporation ships large quantities of it product and floor displayers, which provide extra inventory to satisfy the large seasonal demand between September and March.

The Corporation's competition in the health supplement market consists of four primary segments:

1. Hundreds of small entrepreneurial companies that purchase herbal raw materials, grind the material, encapsulate and package the final product. These products have little to no scientific verification as to consistency, performance and safety and rely on published literature for performance and dosage;

2. Large corporate entities that generally have their own manufacturing facilities. Typically, these companies purchase raw materials and prepare their products in a process, which includes grinding, encapsulating, mixing and packaging. Few are able to provide scientific verification as to consistency and performance and rely instead upon major marketing programs to sell their products;

3. Multilevel or network marketing companies that have achieved market success through direct selling methods. Their products tend to be encapsulated ground herbal material and little scientific verification as to consistency, safety or performance is available; and

4. Nutraceutical companies that use sophisticated scientific methods to identify and extract the active ingredients from herbs and market a high performance concentrate. These companies constitute a small but rapidly growing segment. These companies extract compounds from herbal sources and secure patent protection for their formulation where possible. These companies are differentiated from those in other primary segments by virtue of the science that is used to verify effectiveness and safety. It is this category of company which competes most directly with the Corporation.

The Corporation anticipated and has seen the marketing of a number of competitive products containing imitation and generic ginseng extracts. Independent quality and scientific testing has demonstrated that imitation and generic ginseng extracts are made of completely different ingredients and exhibit no efficacy in standard scientific tests for immune-enhancing activity; however, with retailer support, private labels and competitive pricing, it is the belief of the Management that the "imitator" products have the potential to affect the Corporation's sales.

Raw Material Supply

The Corporation manufactures proprietary extracts from herbs and natural substances, all of which are well-known plants and ingredients that are in plentiful supply. North American ginseng, which is the major raw material, is primarily grown in Canada and the U.S. and is also available from other countries. Ginkgo biloba and St. John's Wort are also obtained from Canada and the U.S.

Shark cartilage is the final raw material used by the Corporation (CELL-fX). Sharks are plentiful in all tropical ocean regions and are processed in Hong Kong, Chile, Mexico, New Zealand and Indonesia. Thus, the supply of shark cartilage is plentiful and inexpensive. The Corporation is a secondary user of shark cartilage. Sharks are harvested by others for their fins for medicinal uses; the Corporation uses cartilage from the vertebrate portion of sharks, which is frequently discarded in the processing of sharks for medicinal use.

To the knowledge of the Corporation, there are no foreign issues or international concerns affecting the supply of any of the required raw materials. The Corporation practices a multiple vendor policy for all identified raw materials in order to safeguard against supply interruptions and minimize pricing. Pricing is competitive; therefore, the critical factor involved in choosing suppliers is the quality of the materials. The Corporation routinely tests sample materials for the presence of the bioactive ingredients, as well as heavy metals and other harmful substances in the material prior to purchasing.

Manufacturing

The Corporation develops all of its manufacturing processes in its laboratory and/or in contracted pilot plants. The Corporation outsources all manufacturing activities including extraction, encapsulation and packaging of its products to certified contract manufacturing organizations ("**CMO**") that, in Canada, are required to adhere to Good Manufacturing Practices mandated by NHPD, as well as the Corporation's internal mechanisms for quality assurance and quality control. All CMOs undergo a process of qualification by third party quality assurance consultants. All Canadian CMOs must hold a NHPD site license issued by Health Canada and the vast majority also possess Establishment & Precursor licenses (allowing for OTC and prescription-grade manufacturing). The Corporation employs a team of operations coordinators to supervise the progress of each production run and Management believes that the CBP process ensures quality control and batch-to-batch consistency.

As in the case of raw material suppliers, the Corporation uses a network of CMOs located in Canada, the United States and overseas in order to minimize risks and supplier dependencies. Production is supported by a logistics network of third-party warehouses in Canada and the United States.

Distribution

Distribution methods for the above products include shipping direct to customers, wholesalers and other customers via ground transportation. The Corporation stores its raw materials and finished goods in GMP or International Organization for Standardization certified Third Party Logistics firms ("**3PLs**"). This strategy ensures proper storage and handling practices and positions products for on-time deliveries.

Intellectual Property ("IP")

The Corporation has a large portfolio of patents and trademarks. More than 15 years of research by employees of the Corporation, as well as contract research, has resulted in a current patent portfolio of 18 issued international patents and 16 published patent applications in Canada and internationally, all owned by and assigned to the Corporation and its subsidiaries. The patent applications relate to both currently marketed products and products currently under development. The decrease in published patent applications from previous years is due to the increase in the number of issued patents and the abandonment of international patents in our Hypericin (Saint John's Wort) extract patent family. The patent filing strategy of the Corporation is to obtain international coverage allowing for global business development. The Corporation owns all IP rights in Canada and fX Life Sciences owns the international IP rights, excluding Canada.

The Corporation uses the patented CBP drug discovery standardization and manufacturing process in the production and/or standardization of its products. It is the belief of Management that CBP ensures consistency of the chemical profile and biological efficacy in each batch of product manufactured. Management believes that the CBP product trademark signifies to the consumer the consistent, verifiable and provable health benefits of each marked product. This CBP technology is patented in the U.S. with patents pending internationally. Management believes that it provides a competitive advantage over other manufacturers of natural health products.

Branding is important to the success of the business; hence, the Corporation has registered its product names and unique product markings as trademarks in Canada, the U.S. and other international jurisdictions. Each trademark registration in Canada provides 15 years of protection, renewable every 15 years thereafter. Trademark registration in both Canada and the U.S. can provide trademark protection indefinitely, as long as fees and filings are maintained and continued use is demonstrated.

Management recognizes that its information and intellectual property are key enterprise assets. With a strategy to enhance and standardize the controls to manage information management risks, the Corporation is developing policies and procedures which establish minimum standards for the usage, quality, maintenance, security and appropriate destruction of information. These policies and procedures are being designed to address security in accessing information, system development, change management and problem and exception management and are anticipated to develop and evolve over time to keep pace with change inside and outside the Corporation. The Corporation is also implementing controls over information technologies to manage risk, which include system and disaster recovery procedures and monitoring of system availability, security, change management, capacity and inappropriate external access attempts.

Dependence on Foreign Operations

As previously discussed, the Corporation currently has two active foreign subsidiaries. fX Life Sciences is dedicated to supplying manufactured product throughout the world. fX Life Sciences holds international (non-Canadian) intellectual property and performs product research and development, manufacturing, brand building, marketing, sales and distribution in international markets. CPI is focussed on distribution, sales and customer service to clients in the U.S. marketplace.

The Corporation plans to wind-up these subsidiaries in 2008. It is intended that a new foreign subsidiary will be incorporated and will acquire the intellectual property currently held by fX Life Sciences. It is anticipated that services currently provided by CPI and fX Life Sciences will be undertaken by the Corporation and its new subsidiary.

Employees

At the end of fiscal 2007, the Corporation and its subsidiaries employed 74 people and retained an additional four workers on a contract basis.

In order to attract and retain qualified employees, Management has implemented effective recruiting, succession planning and compensation structures. Recruitment and performance management practices are facilitated and regularly monitored by the Vice President, Human Resources and Administration and the Compensation Committee of the Board. The compensation structure emphasizes a mix of competitive salaries, an annual incentive plan based on sales growth and profitability and an above-average benefit plan.

Internal Policies

Commitment to ethical business practices is core to Management and employee values and is reflected in a number of the Corporation's policies and practices. Board Committees review and strengthen these policies and practices on an ongoing basis to ensure that directors, Management and employees uphold a high standard of ethical behaviour.

In order to create the appropriate environment, the Governance and Nominating Committee oversees implementation and compliance with the Core Values and Code of Conduct (the "**Code**") and the Audit Committee oversees the Employee and Business Protection Guide (Whistleblower Policy). Directors and Management provide assistance and support to employees with respect to interpreting the application of the Code.

Further, environmental, health and safety matters are managed under the following guidelines:

- Responsible operating standards are developed utilizing industry measures as a benchmark while keeping in mind that laws and regulations form the minimum level of acceptance;
- Environment, health and safety risks are identified, assessed and actively managed;
- Business activities and risks associated with operations are communicated to employees and others affected by such operations; and
- Problematic situations which arise, are corrected in a timely way.

RISK FACTORS AND UNCERTAINTIES

The following risk factors and uncertainties are those that Management currently believes may materially affect the Corporation's operations. This is not an exhaustive list and can change over time or through the occurrence of certain circumstances. Careful consideration should be made of the following risks together with all other information in this AIF. In addition, readers are encouraged to review additional risk factors contained in the MD&A for the year ended September 30, 2007 and the risk factors described in other documents the Corporation files from time to time with securities regulatory authorities, all of which are available at www.sedar.com. Additional risks and uncertainties that Management is unaware of or currently deems immaterial may subsequently become important factors, which may adversely and materially affect or impair the business. If any unknown or identified risks occur, the Corporation's business, operating results or financial condition could be adversely affected in a material manner. Historical information also contains estimates, judgments and assumptions made by Management with information available at that time.

General Risks

Success of the Corporation is dependent on the ability of Management to develop the areas of research and development, manufacturing and sales and successfully develop, commercialize and diversify products. International expansion substantially increases the scale and scope of operations and may require Management to create additional or different operating units in the business, expanding current activities. Domestic and international operations involve operational, sales, financial and regulatory risks. This growth may require more time than anticipated to achieve objectives, which may delay results in the benefits or amounts currently expected.

Business risks include, but are not limited to:

- international expansion;
- acquisition and maintenance of customers;
- development and maintenance of a competitive product offering;
- introduction of new products or intellectual property into the marketplace;
- costs of discontinuing or relocating contracted services and business operations;
- attracting and retaining key personnel;
- diversion of Management's attention and other resources;
- development and maintenance of information and communication systems, control systems, procedures and policies; and
- complex government regulations in health, business, taxation and accounting.

The Corporation is dependent, to varying extents, on certain domestic and international customers and vendors. Political and regulatory environments, economic conditions and other factors may impact revenues and operations. The Corporation attempts to mitigate risks by monitoring activities, developing and implementing action plans through diversification of its vendors, customers and insurance, as well through geographic diversification of sales and supply.

Profitability

Risks to profitability include, but are not limited to, product sales and consumer demand, seasonality, consumer purchasing preferences, adoption rates, supply chains, inventory turnover and new competition.

Market and Consumer Acceptance

Management considers the Corporation to be in its growth stage with its lead product COLD-fX®. To achieve a successful market share, the Corporation anticipates significant and ongoing expenditures for marketing, advertising and public awareness programs. Future success of product revenues is dependent on those activities, regulatory review and approval for its products, the degree of patent protection afforded to particular products and, where applicable, seasonality of demand for its products.

Prospects for the Corporation's new technologies and products are uncertain and should be regarded as highly speculative. It is not possible to predict the results of studies or regulatory approvals. If products are approved for sale, there can be no assurance that they will result in significant sales.

Expectations about the Corporation's financial and scientific results could have a significant effect on the trading price of the Corporation's shares. Certain risks exist in the timing of scientific and regulatory reviews, filings and approvals, as well as the Corporation's ability to commercialize products in its pipeline and sell current products.

The Corporation is reliant on relatively few customers for the majority of its revenue. Revenues are concentrated within a few large retailers and drug chains. A loss of one of these customers could adversely affect revenues and business operations.

The Corporation's operations are seasonal in nature. The market for products and the resulting revenues may fluctuate greatly during the year. The demand for the Corporation's lead product is subject to the incidences of cold and flu. The pattern of incidence of cold and flu is difficult to predict and cannot be controlled by the Corporation, rendering prediction of revenues and consumer demand difficult.

The Corporation has launched and is selling COLD-fX® and is developing distribution, marketing and sales in new countries. These activities involve investments of time and money to establish operations and to develop arrangements through collaborations, alliances, partnerships, licences or otherwise. The Corporation has limited experience in sales, marketing and distribution in new countries or in regard to new innovative products. There can be no assurance that the Corporation will be able to successfully establish sales, marketing and distribution capabilities or make arrangements through product sales, collaborations, licensees, or otherwise to perform such activities. If the Corporation decides to market any of its products directly, it must either acquire or develop a marketing and sales force with technical expertise and provide supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require contracted service providers or the expenditure of substantial resources, which may divert the attention of Management and key personnel. If the Corporation contracts with third parties for the sales and marketing of its products, revenues will be dependent on the efforts of these third parties, whose efforts may not be successful. If the Corporation does not establish successful marketing and sales capabilities or make arrangements with third parties, the business, financial condition and results of operations may be adversely affected.

Operations

The Corporation currently has operations in North America, Asia and Europe and is dependent, to varying extents, on certain customers and vendors in each of these regions. There can be no assurance that the Corporation will be able to cost-effectively operate, generate revenues, generate adequate funds or maintain relationships with such customers, vendors, employees, collaborators and other third parties. Political and regulatory environments, economic conditions and other factors may affect revenues and operations. Entry into new markets would subject the Corporation to additional risk as supply chains and customer relationships are established and consumer acceptance is sought. Risks include, but are not limited to, forecasting of initial product shipments to fill pipeline, replenishment rates, product returns and obsolescence, inventory levels and production timing and availability. With new markets and product introductions, retailers may rebalance inventories to actual or anticipated consumer demand and may, as a result, request to return stock.

Foreign Operations

The Corporation currently has two wholly owned foreign subsidiaries, fX Life Sciences and CPI and anticipates establishing a new foreign subsidiary in 2008. These companies are subject to the laws and regulations of the countries in which they operate, which could change in a manner that could materially and adversely affect the Corporation and/or its subsidiaries. Further, it may be difficult or impossible to pursue legal proceedings against directors, officers, experts, consultants, vendors or companies located outside of Canada or to enforce against such persons any civil judgment obtained in a Canadian Court, should such relief become necessary.

Reliance on Third Parties

The Corporation's strategy for the research, development, marketing and commercialization of its products requires entering into various arrangements with third parties. The Corporation intends to seek collaborative arrangements to develop, commercialize and manufacture its products. Success will depend on Management's ability to negotiate and establish collaborative arrangements, alliances or partnerships on favourable terms in the future and achieve those objectives. Success is also dependent upon these outside parties performing their respective contractual obligations and responsibilities. The amount and timing of contracted resources may not be within the Corporation's control.

The Corporation relies on CMOs for extraction, encapsulation, packaging and warehousing of its products. Dependence upon third parties for the manufacturing of its products may affect the Corporation's earnings and ability to make and deliver such products on a timely and competitive basis. Deficiencies could result in, among other things, the disruption of product supply. Some CMOs may be located in foreign countries and may be subject to the import and export regulations in these countries.

Raw Material Supply

The Corporation is dependent upon the supply of raw materials derived from natural resources. The supply of ginseng, shark cartilage and other natural materials used by the Corporation may be limited, lost or affected by events such as changes in weather patterns and growing seasons, diseases and pathogens to which the natural resources are vulnerable, natural or man-made disasters and environmental regulations. There can be no assurance that these or other factors will not affect the supply of materials.

Health and Safety Risks

The Corporation produces products for human ingestion. While the Corporation takes substantial precautions such as laboratory and clinical testing, toxicology studies, quality control and assurance testing and controlled production methods, the risk cannot be completely eliminated. Products produced by the Corporation may be found to be, or to contain substances that are harmful to the health of its clients and which in extreme cases may cause serious health conditions or death. This sort of finding may expose the Corporation to substantial risk of litigation and liability. Further, the Corporation could be forced to discontinue production of certain products which would harm the profitability of the Corporation.

Inventory Valuation, Obsolescence and Spoilage

The Corporation's inventories have a finite shelf life. Raw materials, work in progress and finished goods have expiry dates and are subject to competitive pricing, obsolescence and spoilage. Future product sales and re-introduction of new competitive product offerings are difficult to predict, making inventory and production planning challenging.

Liquidity

Liquidity risk could arise if the Corporation becomes unable to meet obligations when due in a timely manner, including, but not limited to, an inability to fulfill its contractual arrangements with suppliers and customers. The Corporation's liquidity objective is to maintain the capacity to fund assets and repay liabilities in a timely and cost-effective manner under adverse market conditions and unforeseen events. This capacity primarily derives from the Corporation's earnings, ability to issue debt and equity instruments, as well as its ability to generate liquidity from its balance sheet (by converting assets, for example inventory, to cash).

The Corporation's strategy is to diversify its sources of funding and allocate its funding activities in accordance with market conditions, relative costs and other factors. The Corporation believes that debt and other funding, combined with operating and investing activities, will provide sufficient liquidity to meet future requirements. Unforeseen events or the Corporation's existing financial situation, however, could change rapidly and affect liquidity.

The Corporation has completed security documentation with its new bank. These credit facilities are subject to financial covenants and subjective adverse events clauses, which if not met, may cause the bank to demand repayment. An unexpected repayment would deplete the cash balance of the Corporation and its ability to meet its obligations.

Customers with the right to return product may request the return of significant quantities of product shipments resulting in the requirement to refund customer payments/deposits. The Corporation may receive unexpected requests to return product that could result in unscheduled payments. In particular, further returns by U.S. customers could reduce cash from operations.

The Corporation's short-term cash requirements may exceed cash balances at times during the year. The availability of cash is dependent upon the earnings, availability of existing or alternate financing facilities, contractual commitments, timing and extent of product returns and repayment terms. The outcome of these activities and events are difficult to predict.

The Corporation anticipates its existing cash balances, cash generated by operations, financing and funds available under its operating credit facility will be sufficient to meet the foreseeable requirements for business growth, working capital and capital expenditures in fiscal year 2008. Working capital and capital expenditure requirements depend upon numerous factors including the success and timing of the introduction of new products, consumer demand, timing of market development programs, capital expenditure programs, costs and product research and development activities. In the future, the Corporation may develop requirements for additional capital to fund operations, capital asset additions, research and development, new product launches and strategic initiatives. The Corporation will consider financing assets or operations through debt or equity instruments as necessary to meet short and long-term financing requirements. However, such financing may not be available or may not have terms acceptable to the Corporation.

Attraction and Retention of Key Employees and Consultants

The Corporation is highly dependent upon the principal members of Management, scientific and professional staff; in particular, the Corporation currently has one individual serving as both Chief Executive Officer and Chief Scientific Officer. The loss of the services of these employees may impede the achievement of the Corporation's business objectives and adversely affect the Corporation's business. Loss of such personnel may adversely affect the Corporation.

Recruiting and retaining qualified personnel in the future is critical to the Corporation's success. Although the Corporation believes it will be successful in doing so, there can be no assurance that the Corporation will be able to attract and retain such personnel on acceptable terms given the competition for experienced managers, scientists and professionals among competing companies, universities and other institutions. The robust Alberta economy has also increased the demand for highly skilled professionals, technicians and administrative staff and increased employee mobility, which may affect the Corporation's ability to attract, motivate and retain talented people and to implement strategic and operational initiatives.

Liability and Insurance

The testing, marketing and sale of healthcare products involves certain product liability and clinical trial risks. This liability may result from claims made by consumers, regulatory agencies or others. In the event any product is determined, suspected or perceived to be defective, consumer demand for the Corporation's products may decrease and a product recall or withdrawal may be necessary. If a consumer alleges that any product is defective or harmful, the Corporation may experience reduced consumer demand for its products.

The Corporation's product liability insurance coverage has a set limit and is subject to the limits of the terms of the insurance policy. It is possible that this coverage may not provide full protection against all risks, given the scope and complexity of the clinical development process and the uncertainty of product liability litigation. The Corporation may face barriers in the form of the availability and capacity of insurance underwriters, the assessment of adequate product liability and clinical trial coverage and the ability to secure continuing coverage at the same level and at a reasonable cost.

Insurance coverage may not fully protect the Corporation against claims, such as property, injury, potential product liability, product recall costs and Director's and Officer's liability, with respect to uninsured liabilities or for amounts in excess of insured liabilities, or for costs and losses associated with any lawsuit or product recall. Any existing claims or potential claims may affect the Corporation's ability to renew its existing policies at a reasonable cost.

Competition

The Corporation operates in a highly competitive environment, with numerous domestic and foreign competitors, including major pharmaceutical, natural health supplement companies and biotechnology companies. In addition, universities, academic institutions, government agencies, public and private research organizations and large, fully integrated pharmaceutical companies have extensive resources and experience in research and development, process development, clinical evaluation, manufacturing, regulatory affairs, distribution and marketing. New competitive products and technologies may emerge from these organizations making the Corporation's products obsolete.

Even though clinically effective, the Corporation's future products may not be economically viable in the commercial production stage or may not be accepted by consumers.

Intellectual Property

The Corporation's success depends in part on its ability to develop and obtain patents and trademarks, to defend its intellectual property, maintain trade secret protection and operate without infringing on the intellectual property of others. Interpretation and evaluation of patent claims, as well as enforcement involves significant, complex and challenging legal and scientific questions. Accordingly, inherent questions exist as to the extent products and processes can be effectively protected by patents and trademarks.

Assurances that: a patent application will result in the issuance of patents; additional proprietary products developed will be patentable; patents issued will provide adequate protection or any competitive advantages; the patents issued will not be successfully challenged by third parties; the patents issued do not infringe the patents or intellectual property of others; and the patents of others will not impede on our collaborators' ability to commercialize our technology are not possible.

Companies, research and academic institutions, or other individual inventors may develop or have developed competitive technologies or file patent applications or receive patents on various technologies that may be related to the business of the Corporation. Some of these technologies, applications or patents may conflict with or affect the technologies or intellectual property rights of the Corporation and limit the scope of the patents, if any, that the Corporation may be able to obtain or result in the denial of future patent applications altogether.

The Corporation may need to defend any challenge and participate in interference or opposition proceedings in international jurisdictions. Legal outcomes by their nature are uncertain and could prevent the Corporation, its collaborators or licensees from making, using or selling products using certain technology, or require the Corporation to obtain license rights from third parties.

Whether any prevailing party would offer a license on commercially acceptable terms is uncertain. Any such license could require the significant expenditure of time and resources and could harm the business. If such licenses are not available, the Corporation may encounter delays or prohibition of the development or introduction and commercialization of products. The Corporation may be required to modify or terminate its research and development projects or commercialization efforts of particular products because of the patent or claimed rights of others.

The Corporation may determine it appropriate to acquire additional licenses for the development of its products. If available, these licenses may obligate the Corporation to exercise diligence in the development and use of that technology and to make certain fee, royalty or other payments. These may be costly. Obligations to make royalty payments on the sales, if any, of products resulting from licensed technology may also include other related costs and costs of prosecuting patent applications.

The Corporation requires employees, contract manufacturers, consultants, advisors and collaborators to enter into confidentiality agreements with the Corporation. Protection of the Corporation's trade secrets, knowledge or other proprietary information is dependent on these agreements, the counterparty's adherence to their terms and the adequacy of the Corporation's security.

Product Development

The success of new technologies and products depend on customer and consumer acceptance, results of scientific studies and regulatory approval and should be regarded as highly speculative.

The Corporation has products under development. These new products may require clinical trials, preclinical studies and regulatory approval for commercial use and sale in the relevant jurisdictions. Even though products typically undergo thorough testing, clinical studies and significant research and development to demonstrate their safety and efficacy before submission of any regulatory applications, these products may never obtain the required regulatory approvals or licenses. Satisfactory results may not be obtained from research and development of new product for the proposed use.

The results of the required clinical trials to demonstrate that these product candidates are safe and effective are difficult to predict. Approval or consent by regulatory authorities to commence a clinical trial is not indicative that the product can or will be approved for sale. While the results of the clinical trials may be considered successful by the Corporation, regulatory authorities may not approve such product candidates for commercial use.

The results of completed preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of resources to conduct time-consuming research, preclinical studies and clinical trials may be required if the Corporation is to complete development of its products. There can be no assurance that unacceptable toxicities or adverse side effects will not occur at any time in the course of preclinical studies or human clinical trials or, if any products are successfully developed and approved for marketing and sale, during commercial use of its products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay or abort the development of any of the Corporation's products or, if previously approved, necessitate their withdrawal from the market. Furthermore, disease resistance or other unforeseen factors may limit the efficacy of its products. Should one of the Corporation's products prove to have insufficient benefit, insufficient consumer acceptance or have an unsafe profile, its development would likely be discontinued.

Product development may also be affected by a number of other factors. The ability of the Corporation to generate cash flow from operations or financings may affect funding availability. Successful commercialization of any product can also be dependant on the ability to obtain patents, enforce such patents and avoid patent infringement. The new products developed may not be novel enough to acquire IP protection.

Regulatory and Legislative Environment

The research and development, manufacturing and marketing of the Corporation's products and its ongoing operational, sales, accounting, taxation, financing and securities activities are subject to an array of rules and regulations determined by federal, provincial, state and local governmental and securities authorities in countries where the Corporation may test, manufacture or market its products. These regulations may require: the approval of manufacturing facilities, including adhering to GMPs during the production, storage, controlled research and quality testing of products; review and approval of applications to establish the safety and efficacy of the product for each marketing claim sought; and the control of marketing activities, including advertising and labelling. Accounting, taxation and securities standards are continuously evolving and may affect the Corporation.

The process of obtaining required approvals (such as from the FDA in the U.S. and Health Canada) can be costly and time consuming. The risks, problems, delays, expenses and difficulties that may be encountered by the Corporation in an extensive and changing regulatory environment which controls its business, may affect the business.

In addition, the Corporation will need to be in regulatory compliance with respect to its current and future products and activities. Regulatory authorities may change processes, laws, regulations and policies related to product development or commercialization and business operations and require the Corporation to make changes to the product, its claims or its operations.

The Corporation is also subject to complex laws and regulations with respect, and not limited to, securities, insider trading, commercial and competitive activities, environment, health and safety, privacy and personal information, taxation, product quality, processing, labelling and testing of its products. Changes to these laws and regulations could have a significant impact and can vary by country. There can be no assurance that the Corporation will be able to comply with current and future laws and regulations in a cost-effective manner.

Information

The integrity, reliability and security of information are essential to the Corporation's operational and strategic activities. Inaccurate, incomplete or unavailable information and inappropriate access to information could lead to incorrect regulatory, financial and/or operational reporting, privacy breaches and/or improper disclosure of confidential and material information.

Technology

Technology is a key enabler to the Corporation's operations. Any system inefficiency or failure could negatively affect the Corporation's performance, reputation and/or the Corporation's ability to service customers. Monitoring the availability and assessing the efficiency, stability and scalability of the Corporation's systems is vital to managing this risk and growth. This technology must be sufficiently current to ensure service to the Corporation's customers and to remain competitive in the marketplace.

Reputation

Any perceived or actual breach of corporate policy, unethical behaviour or violation of law or failure of product may cause significant risk to the reputation of the Corporation, its employees, its brands and its operations.

Acquisition of Companies, Assets or Technologies

There is the possibility that the Corporation may acquire additional assets and/or businesses principally related to or complementary to our current operations. Assets may not perform as anticipated and amounts paid may not be recoverable. Any acquisitions or mergers will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, but are not limited to: higher than anticipated acquisition costs and expenses; the difficulty and expense of integrating the operations and personnel of the companies; and the loss of key employees and customers because of changes in Management. Geographic distances may make integration and overcoming problems encountered challenging.

If significant acquisitions are made for cash consideration, a substantial portion of the Corporation's available cash, cash equivalents and short-term investments may be used. Future acquisitions may cause large one-time expenses or create goodwill or other intangible assets that are subject to impairment evaluation in the future. Where debt is used to finance acquisitions, the debt holders would have rights senior to holders of common shares to make claims on the Corporation's assets and the terms of any debt could restrict operations, including the future ability to pay dividends. Financing of the acquisition of business and assets may not be available on acceptable terms.

Foreign Currencies

The Corporation has exposure to foreign currency risk related to operations in foreign countries, foreign transactions and relative rate changes. Changes in currency exchange rates could adversely affect the value of the Corporation's monetary assets and liabilities, as well as impact revenues and earnings. The Corporation may enter into any currency contracts (forwards, futures or options) or other financial derivatives to hedge foreign exchange risk. The fair value of these instruments may experience an adverse change.

The Corporation is subject to foreign currency transaction and translation gains and losses. In 2007, the Canadian dollar has significantly strengthened relative to the U.S. dollar and has resulted in significant foreign currency gains. A weakening of the Canadian dollar is also possible. The relative strength of the currencies and proportions of assets, obligations, revenues and expenses continuously change and expose the Corporation to future foreign currency translation and transaction gains and losses.

Credit

Credit risk arises from the possibility that the entities to which the Corporation sells products may experience financial difficulty and be unable to fulfill their contractual obligations. The Corporation's customer base is primarily composed of a few well-established retailers and wholesalers that purchase and resell the Corporation's product; however, there is always some risk that their financial condition may change.

Investment, Borrowing and Interest Rate

The Corporation has exposure to interest rate fluctuations. The Corporation currently does not utilize hedging instruments to manage interest rate risk. With respect to borrowings, the Corporation has exposure to Canadian dollar prime rate fluctuations.

Debt financing would also be subject to terms available under prevailing conditions, the time of negotiation and creditworthiness of the Corporation.

Volatility of Share Price

The trading price of the Corporation's common shares has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

- actual or anticipated period-to-period fluctuations in financial results;
- announcements regarding new or existing products or services or technological innovations by competitors;
- comments or opinions by the investment community or major shareholders;
- announcements by the Corporation of significant acquisitions, strategic partnerships, joint ventures, capital commitments or financial circumstances;
- announcements by the Corporation of results of, and developments in, its research and development efforts, including results and adequacy of, and development in, clinical trials and applications for regulatory approval;
- additions or departures of key personnel;
- economic and other external factors or disasters or crises;

- limited daily trading volume;
- litigation risks;
- accuracy of media reports, rumours or Internet comments; and
- developments regarding the Corporation's patents or other intellectual property, or that of the Corporation's competitors.

The stock market in general and the market for biotechnology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Factors such as: the results and adequacy of the Corporation's preclinical studies and clinical trials, as well as those of its collaborators, or its competitors; evidence of the safety or effectiveness of the Corporation's products or those of its competitors; announcements of technological innovations or new products by the Corporation or its competitors; governmental regulatory actions; developments with collaborators; period-to-period fluctuations in operations results; and other factors not within the control of the Corporation could have a significant adverse impact on the market price of the Corporation's securities.

There is no assurance that an active trading market for the Corporation's common shares will be maintained on the TSX. Investors may not be able to sell their shares quickly or at the latest market price if the trading activity in our common shares is low.

Future issuances of common shares, warrants or options (or the perception that such issuances are likely to occur) could affect prevailing trading prices of the Corporation's common shares. Future issuances of the Corporation's common shares could also result in substantial dilution to the Corporation's shareholders. In addition, the existence of options may encourage short selling by market participants.

Sales of substantial numbers of the Corporation's common shares could cause a decline in the market price of the Corporation's common shares. Any sales by existing shareholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

Expectations about the Corporation's financial and scientific results could have a significant effect on the trading price of the Corporation's shares. Certain risks exist in the timing of scientific and regulatory reviews, filings and approvals, including the Corporation's ability to commercialize its products.

Litigation Risk

In 2007, two concurrent and coordinated class action lawsuits were commenced in Alberta and Ontario against the Corporation and certain of its directors and officers. These or other class action suits against the Corporation could result in substantial costs, potential liabilities and the diversion of Management's attention and resources.

DIVIDEND POLICY AND RECORD

The Corporation has not issued a dividend since its inception. The current intention of the Corporation continues to be to reinvest its earnings to finance the growth of its business. The Corporation does not intend to pay dividends in the foreseeable future. The Board will review this policy from time to time having regard to the Corporation's financial condition, financial requirements and other factors considered relevant.

DESCRIPTION OF CAPITAL STRUCTURE AND MARKET FOR SECURITIES

General

The Corporation is authorized to issue an unlimited number of common shares ("Common Shares") and an unlimited number of preferred shares ("Preferred Shares"), issuable in series. As at December 27, 2007, there were 104,101,006 Common Shares and no Preferred Shares issued and outstanding.

The holders of Common Shares are entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and are entitled to one vote for each Common Share held (except at meetings at which only the holders of another class of shares are entitled to vote). The holders of Common Shares are entitled to receive dividends, on a pro rata basis, if, as and when declared by the Board and, subject to prior satisfaction of all preferential rights, to participate rateably in the net assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs.

Trading Price and Volume

The Common Shares of the Corporation are currently listed on the Toronto Stock Exchange under the stock symbol "CVQ".

The volume and price range for each month in the fiscal year 2007 is as follows:

Month	***High*** *($ per Common Share)*	***Low*** *($ per Common Share)*	***Volume by Month*** *(in Common Shares)*
September 2006	3.93	3.82	1,484,218
October 2006	4.46	3.82	2,996,626
November 2006	4.	2.89	3,226,371
December 2006	3.3	2.55	4,329,620
January 2007	3.18	2.56	2,985,653
February 2007	3.48	1.77	22,492,935
March 2007	3.05	1.55	14,382,965
April 2007	1.75	1.32	7,154,934
May 2007[1]	0	0	0
June 2007[1]	0	0	0
July 2007	1.48	.85	13,078,349
August 2007	1.45	.88	5,011,866
September 2007	1.08	.88	2,876,769

Notes:

1. For a discussion of the cease trade order in effect in these months, please refer to section in this AIF on Legal Proceedings and Regulatory Actions.

DIRECTORS

The following table sets forth the names, province of residence and principal occupation of each of the directors of the Corporation and the commencement date of their service as a director as at the date hereof.

Name and Province of Residence	Office	Director Since	Principal Occupation During Past Five Years
Maurice (Ted) Bilyea Ontario, Canada	Director	August, 2007	Corporate Director; Director for MITHE-RN; Prion Research Network; Paterson Global Foods Inc., and 3G Genomex Inc. Previously Executive Vice-President of Maple Leaf Foods
Harold William Buddle, FCA, MBA (1) (2) (4) Alberta, Canada	Vice Chairman & Lead Director	July, 2004	Retired; Corporate Director Past President and CEO of Servus Credit Union, an Alberta Credit Union

Name and Province of Residence	Office	Director Since	Principal Occupation During Past Five Years
Kit Bing Chan (1) Alberta, Canada	Director	June, 2003	Corporate Director; President Al Duerr and Associates; President, Canada Education Inc. Previously President, Canada Education Inc., principal of KBC Enterprises Ltd., a management and consulting Corporation
Robert Bertram Church, PhD, B.Sc., M.Sc. (3) Alberta, Canada	Director	July, 1998	Professor Emeritus, Faculty of Medicine, University of Calgary Director of Canada Agri-Food Policy Institutes; AVAC Ltd.; AFM Net; and GangaGen LifeSciences Ltd.
Jacqueline Jie Shan, PhD, DSc Alberta, Canada	President, CEO & CSO; Director	March, 1995	President, CEO, Chief Scientific Officer of the Corporation
Gordon Guy Tallman, ICD.D(3)(5) Alberta, Canada	Chairman of the Board & Director	January, 2003	Corporate Director Director of Big Rock Brewery Income Trust; CanWest Petroleum Corp.; ECL Group of Companies Ltd.; PFB Corporation; and Trustee of Enbridge Income Fund
Patricia Ann Trottier(2)(3) Alberta, Canada	Director	February, 2004	Corporate Director
Hunter MacMillan Wight(1)(2) Alberta, Canada	Director	June, 2003	Vice President, External Relations, Mount Royal College

(1) Audit Committee (2) Compensation Committee (3) Corporate Governance and Nomination Committee; (4) Lead Director. A lead director was appointed by the Board on November 23, 2007 when it was determined that the Chairman was no longer "independent"; (5) Gordon Tallman was a member of the Compensation Committee until February 2007.

All of the directors of the Corporation serve until the next Annual General Meeting of Shareholders or until their successors are elected or appointed in accordance with the Corporation's by-laws and applicable law.

Officers of CV Technologies Inc.

Paul Bokenfohr – Vice President Human Resources and Administration – since September, 2006
Mr. Bokenfohr has an MBA with a focus in Human Resource Management from the University of Alberta and has over twenty-five years of experience in that field. He has worked in a number of different industries including education, construction, tarsands, mining, brewing, telecommunications, manufacturing and research and development. Immediately before joining the Corporation, he was employed with a major biotech Corporation in Edmonton. He is a member of the Alberta Labour Relations Board and resides in Edmonton, Alberta.

Gordon A. Brown – Chief Financial Officer – since January, 2005
Mr. Brown obtained a Certified General Accountant Alberta designation in 1991 and has a Bachelor of Science, Forestry from the University of New Brunswick. Mr. Brown was Operations Controller (1988-1991) and Senior Financial Manager (1991-1998) with Sunpine Forest Products Ltd. and Manager of Capital Budgeting (prior Financial Manager) from 1998-2004 with Weldwood of Canada Ltd. His experience includes cash management, strategic, capital and operational planning, information technologies, foreign exchange and reporting systems. Mr. Brown resides in Olds, Alberta.

Lei Ling, PhD – Vice President Product Development – since January, 2004
Dr. Ling has a PhD in chemistry from Ehime University, Japan and has expertise in (i) drug discovery and development, (ii) isolation/purification of active ingredients from natural source, (iii) quality management, and (iv) IP management. Dr. Ling resides in Edmonton, Alberta.

G. Warren Michaels – Vice President Communications – since January, 2004
Mr. Michaels has been in the public communications industry since 1966 having worked in radio, public office and television. Mr. Michaels was the department head of Broadcast Journalism at Fanshawe Community College in London, Ontario from 1971 to 1980. Before joining the Corporation, Mr. Michaels worked at CBC Radio-Television Network where he was a supervising producer for current affairs programs that offered viewers insight and understanding of trends, social and political issues. Mr. Michaels resides in Edmonton, Alberta.

Ross Montagano – Chief Operating Officer – since May, 2007
Mr. Montagano has a Bachelor of Arts, Economics from Carleton University and has extensive experience in general management, sales and marketing. He has been a senior executive with Fortune 500 companies and has led many entrepreneurial companies in their start-up and early development stages. His leadership experience comes from working in the office equipment, internet, corporate travel, managed services and consulting industries. Mr. Montagano resides in Edmonton, Alberta.

Fredrick Pittman – Vice President Sales – since July, 2007
Mr. Pittman has more than 25 years of senior executive experience in sales and marketing in the consumer packaged goods industry. Mr. Pittman has leadership experience in Canadian and U.S. retail, wholesale, distribution and broker networks. He has a proven track record of building branded and private label equity, market share, brand development and shareholder value. Mr. Pittman resides in Brantford, Ontario.

Sharla K. Sutherland, PhD – Vice President Regulatory and Scientific Affairs – since May, 2004
Dr. Sutherland has a Ph.D. in physiology from the University of Alberta and was one of the original 25 scientists involved in CVQ's early R&D activities working with Dr. Shan. She has expertise in Canadian natural health product regulations and clinical and experimental research of natural health products. She has managed numerous successful contract and collaborative research projects and has extensive experience in scientific communications, working closely with marketing and PR management. She was promoted to Vice President in February, 2007 and resides in Edmonton, Alberta.

Wallace Yit – Vice President Operations – since November, 2003
Mr. Yit has an MBA with a degree in Industrial Engineering from the Wilfred Laurier University, Waterloo, Ontario. He has worked in senior management positions for Canadian and multi-national companies in North America and has held positions in operations, sales and marketing and quality management. Mr. Yit resides in Edmonton, Alberta.

As at December 27, 2007, the directors and executive officers of the Corporation as a group beneficially owned, directly or indirectly, or exercised control or direction over 11,927,935 Common Shares, representing approximately 11.4% of the Corporation's 104,101,006 Common Shares outstanding.

Change in Senior Management

On February 21, 2007, the marketing responsibilities of P. Norman Oliver were reassigned to John Rea, who was appointed Vice President, Marketing and Communications. Dr. Sharla Sutherland was appointed Vice President,

Regulatory & Scientific Affairs. On March 26, 2007, P. Norman Oliver, Senior Vice President Sales & Customer Development departed the Corporation. On May 7, 2007, the Corporation announced the appointment of Ross Montagano as Chief Operating Officer, effective May 28, 2007. Fredrick Pittman joined the Corporation as Vice President Sales in July of 2007.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

During the past ten years, none of the directors or executive officers became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of any such director or executive officer.

Each of the directors and executive officers of the Corporation, other than Fredrick Pittman, Maurice (Ted) Bilyea and P. Norman Oliver, served in their respective roles during the period between April 19, 2007 and July 11, 2007 when the Corporation was subject to a cease trade order from the ASC, OSC and BCSC. Further details regarding this cease trade order are available in the "Legal Proceedings and Regulatory Actions" section of this AIF.

Other than as disclosed above, no director or officer of the Corporation, or a shareholder holding sufficient number of securities of the Corporation to affect materially the control of Corporation, is as at the date hereof, or has been within the last ten years of the date hereof, a director or officer of any company that, while he or she was acting in such capacity: (i) was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets.

CONFLICTS OF INTEREST

Gordon Tallman, Chairman of the Board, provided a $5 million guarantee, secured by common shares of a non-related publicly traded company, as part of the security for the new financing facility. On July 16, 2007, the Corporation began incurring monthly fees of 0.5% as consideration for the guarantee. Guaranteed fees accrued in fiscal year 2007 were CDN$63,000.

Other than as disclosed herein, there are no known conflicts of interest pertaining to directors and executive officers of the Corporation. In accordance with the ABCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Corporation are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interest of the Corporation. The Corporate Governance and Nominating Committee makes ongoing determinations of material conflicts and presents its findings to the full Board.

AUDIT COMMITTEE INFORMATION

Mandate of the Audit Committee

The mandate of the Corporation's audit committee is attached in full as Schedule "A" to this AIF.

Composition of the Audit Committee

The audit committee consists of three members, Harold William Buddle, Kit Bing Chan and Hunter MacMillan Wight, all of whom are independent and financially literate. With respect to directors serving as members of the

Audit Committee, the Corporation has adopted the definition of "independence" as set out in Section 1.4, Multilateral Instrument 52-110 Audit Committees. The relevant education and experience of each audit committee member is outlined below:

Relevant Education and Experience

Kit Chan

Kit Chan has an accounting background in her career and is experienced in business. Ms. Chan is an experienced Director with previous membership on the Human Resources, Planning and Budgeting, and Currency Advisory Committees of the Board of the Bank of Canada.

Harold Buddle

Harold Buddle is designated Chartered Accountant, former CEO of a major financial institution in Alberta and has actively supervised financial statements. Mr. Buddle has business experience, including progressive professional and management experience in finance, marketing and general management and holds an MBA.

Hunter Wight

Hunter Wight is the Vice President of an educational institution and has experience in budgeting, fund raising and general management.

All members have the ability to read, question and understand the financial statement of the Corporation, and understand the concept of Generally Accepted Accounting Principles. In addition, the Audit Committee has the authority to engage the advice of specialists and professionals on complex topics. The members understand and can evaluate internal control and procedures.

The Corporation has established an Enterprise Risk Management Sub-Committee to oversee the implementation of internal controls over financial reporting. The Committee members include Kit Chan (Chairman), Dr. Jacqueline Shan (CEO), Gordon Brown (CFO), Harold Buddle (Audit Committee member), Tanya Mastaller (Controller), and Katarine Alves, Sr. Accountant. This committee reports back to the Audit Committee and Board of Directors.

Exemptions

The Corporation has not relied upon Exemptions under MI 52-101, Section 2.4 (De Minimis Non-Audit Services), Section 3.2 (Initial Public Offering), Section 3.4 (Events Outside Control of Member), Section 3.5 (Death, Disability or Registration of Audit Committee Member), or granted under part 8 (Exemptions).

The Corporation has not relied upon Exemption under Section 3.3(2) (Controlled Companies) or Section 3.6 (Temporary Exemption for Limited or Exceptional Circumstances).

The Audit Committee has not relied upon Section 3.8 (Acquisition of Financial Literacy) for any of its members.

Audit Committee Oversight

The Audit Committee was delegated the responsibility to review and release interim financial disclosures. The Board retains the responsibility to review and release annual reports. At no time during the year did the Board overrule a decision or recommendation of the Audit Committee.

Pre-Approval of Non-audit Services

The Mandate of the Committee requires pre-approval of non-audit services provided by the Auditors of the Corporation. The Corporation also engages advisory services from other accounting firms so as to maintain the independence of the Auditors in financial reporting.

External Auditor Service Fees

Audit Service Fees: Grant Thornton LLP - Auditor to the Company in 2006. The fee increase is reflective of the increased complexity of the Company.

Audit service fees	Audit related fees (not in audit service fees):
2007 $ -	2007 $175,000
2006 $115,000	2006 $15,000

Tax fees** (not in above):	All Other Fees * (not in above):
2007 $ -	2007 $ -
2006 $17,875	2006 $9,180

* 2007 restatement of 2006 audited financial statements *2006 review of disclosure controls documentation and meeting attendance; project assignment re MI 52-109; research re: government assistance repayment and contingent liability ; valuation of Intellectual Property
** 2006 tax compliance and advice

Ernst & Young Ltd. was the auditor to the Company in 2007 and tax advisor to the Company in 2006. The fee increase is reflective of the increased complexity of the Company.

Audit service fees	Audit related fees (not in audit service fees):
2007 $293,350	2007 $99,687
2006 $ -	2006 $ -

Tax fees** (not in above):	All Other Fees * (not in above):
2007 $456,519	2007 $21,500
2006 $282,102	2006 $4,000

* 2007 tax provision *2006 stock based compensation
**2007 tax compliance, advice and planning **2006 tax compliance, advice and planning

LEGAL PROCEEDINGS & REGULATORY ACTIONS

Cease Trade Orders

On April 19, 2007, the ASC issued an Interim Cease Trade Order ("**ICTO**") halting trading of the Corporation's securities for 15 days. The action followed the Corporation's April 11, 2007 announcement that the Corporation, was planning to restate its consolidated financial statements for the year ended September 30, 2006, as well as its interim consolidated financial statements for the three-month period ended December 31, 2006.

On May 2, 2007, the ASC issued a Consent Order extending the ICTO of April 19, 2007 until the earlier of the satisfaction of the conditions set forth below and June 15, 2007.

These conditions set forth in the Consent Order were that:

1. All deficiencies, inconsistencies and omissions in the Corporation's previously delivered Financial Statements have been corrected by filing revised or amended Financial Statements pursuant to Part 4 of National Instrument 51-102 *Continuous Disclosure Obligations* (**NI 51-102**) that are in accordance with acceptable accounting principles as required by section 3.1 of National Instrument 52-107 *Acceptable Accounting Principles, Auditing Standards and Reporting Currency*;

2. The Corporation has issued a press release pursuant to Part 11 of NI 51-102 explaining the reasons for requiring revised or amended Financial Statements;

3. The Corporation is not in default of any other filing requirements under the *Securities Act* (Alberta); and

4. The staff of the ASC has confirmed in writing that the Corporation has satisfied the three foregoing conditions.

If all four conditions were not satisfied by June 15, 2007, the Corporation and staff of the ACS were directed to appear before the ASC for further advice and direction.

The Corporation was subject to a similar ICTO of the OSC dated April 23, 2007, which ceased all trading in and all acquisition of the securities of the Corporation, whether direct or indirect, for a period of 15 days from April 23, 2007. A hearing before the OSC in respect of the ICTO was held on May 4, 2007. On May 7, 2007, the OSC implemented an Order which had the effect of continuing the foregoing cease trade for an indefinite period.

The Corporation was subject to a ICTO of the BCSC dated May 24, 2007, which ceased all trading in and all acquisitions of the securities of the Corporation, whether direct or indirect, until:

1. The Corporation filed an interim financial statement for the financial period ended March 31, 2007, as required under Part 4 of National Instrument 51-102 (NI 51-102) NI 51-102, and a Form 51-102F1 Management's Discussion and Analysis for the financial period ended March 31, 2007 as required under Part 5 of NI 51-102; and

2. The Executive Director made an order under section 164 of the Securities Act revoking this cease trade order.

On June 14, 2007, the Corporation filed its restatements of the previously reported consolidated financial statements for the year ended September 30, 2006 and the interim consolidated financial statements for the three-month period ended December 31, 2006. The Corporation fulfilled certain conditions of the ICTOs when it filed these restatements and when it filed financial statements for the second quarter of 2007. The ASC, OSC and BCSC subsequently lifted their respective ICTOs and on July 11, 2007, the Corporation stock (TSX: CVQ) resumed trading on the TSX.

Litigation

In July 2007, two concurrent and coordinated class action lawsuits were commenced against, among others, CV Technologies Inc. and certain of its officers and directors, in Alberta and Ontario. The lawsuits were commenced by representative plaintiffs for a proposed group of shareholders and seeks class certification on behalf of any persons who acquired the Corporation's securities between December 11, 2006 and March 23, 2007. The lawsuits relate to allegations concerning the Corporation's audited financial statements for the fiscal year ended September 30, 2006, and its interim unaudited financial statements for the first quarter of 2007. The lawsuits allege principally that the financial statements for those periods were misleading and claim damages of $110 million.

The named defendants have been served with the claim. The matters raised in the lawsuits are, at this stage, unproven allegations that will be vigorously defended.

At present, the Ontario and Alberta Courts have not granted leave for the lawsuits to proceed as secondary market securities class actions and the lawsuits have not been certified as class actions.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation is Computershare Trust Corporation of Canada, located at 600, 530 – 8th Avenue S.W. Calgary, Alberta, T2P 3S8.

MATERIAL CONTRACTS

The Corporation has not, during the financial year ended September 30, 2007 entered into any material contracts other than contracts in the ordinary course of business.

INTEREST OF EXPERTS

Grant Thornton LLP were the auditors who prepared the auditors' report and the report on Canadian generally accepted audit standards for the Corporation's consolidated restated financial statements for the period ended September 30, 2006 and Q1 fiscal 2007. Grant Thornton LLP is "independent" from the Corporation in accordance with the relevant professional standards.

In February, 2007, Ernst &Young, LLP were appointed the Corporation's auditors and are the auditors who prepared the auditors' report and the report on Canadian generally accepted audit standards for the Corporation's consolidated financial statements for the period ended September 30, 2007. In addition, the Corporation engaged Ernst & Young, LLP to provide consulting advice in matters of taxation and accounting. PricewaterhouseCoopers ("PWC") provided advice on tax provisioning on interim financial reports and design of internal controls. The Corporation also engaged KPMG LLP to provide tax services and accounting matters. Each of Ernst & Young LLP, PWC and KPMG LLP are "independent" from the Corporation in accordance with the relevant professional standards.

ADDITIONAL INFORMATION

Additional information regarding the Corporation is available on www.sedar.com or the Corporation's web site.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's Information Circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in the Corporation's financial statements and MD&A for the fiscal year ended September 30, 2007.

SCHEDULE A

AUDIT COMMITTEE MANDATE

PART I

Establishment of Committee and Procedures

1. COMMITTEE

There shall be a committee, to be known as the Audit Committee (the "Committee"), of the Board of Directors (the "Board") of CV Technologies Inc.

2. COMPOSITION OF COMMITTEE

The Committee shall consist of not less than three and not more than five Directors, a majority of whom are resident Canadians (as defined in the "*Alberta Business Corporations Act*"), however, none of whom shall be an officer or employee of CV Technologies or any of its subsidiaries and all of whom are independent and unrelated to CV Technologies, as those terms are defined in MI 52-110 Audit Committees

3. APPOINTMENT OF COMMITTEE MEMBERS

Members of the Committee shall be appointed at the meeting of the Directors immediately following the annual meeting of shareholders, and shall hold office until the next annual meeting, or until their successors are appointed and qualified, or until they cease to be Directors of CV Technologies. Committee members and Chair may be rotated in response to changes in membership of the Board and in all cases should be rotated only if rotation is likely to increase Committee performance. Each member of the Committee shall have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues.

4. VACANCIES

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three Directors. Any member may be removed or replaced at any time by the Board. Any member shall cease to be a member upon ceasing to be a Director.

5. COMMITTEE CHAIR

The Board shall appoint a Chair for the Committee.

6. ABSENCE OF COMMITTEE CHAIR

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

7. SECRETARY OF COMMITTEE

The Committee shall appoint a Secretary who need not be a Director of CV Technologies.

8. MEETINGS

The Chair or any two members of the Committee or the external auditors may call a meeting of the Committee. The Committee shall meet at least four times per year. All committee members are expected to attend each meeting, in person or via tele- or video-conference. The Committee will meet at least twice yearly in Executive Session without management present.

9. QUORUM

Two members of the Committee, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak to each other, shall constitute a quorum. All decisions must be unanimous or referred to the Board of Directors.

10. NOTICE OF MEETINGS

Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee at least 72 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting; and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transactions of any business on the grounds that the meeting is not lawfully called. An annual schedule of meetings is to be established and maintained. The external auditor is to be advised of all meetings.

11. ATTENDANCE OF CV TECHNOLOGIES OFFICERS AT MEETING

At the invitation of the Chair of the Committee, one or more officers of CV Technologies may attend any meeting of the Committee. The Committee may request that any Director, Officer or employee of the Company, or other person whose advice and counsel is sought by the Committee, attend any meeting of the Committee to provide such pertinent information as the Committee requests. The CFO shall be a resource to the Audit Committee.

12. PROCEDURE, RECORDS AND REPORTING

The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board). Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials.

13. THE COMPANY'S EXTERNAL AUDITORS

The Secretary of the Committee shall advise the Company's auditors of the names of the members of the Committee promptly after their appointment and the auditors may be called to attend any meeting of the Committee. The Committee shall meet with the external auditors as the Committee may deem appropriate to consider any matter which the Committee or the auditors believe should be brought to the attention of the Directors or the shareholders. The external auditors will report directly to the Committee.

14. AMENDMENTS TO MANDATE AND ANNUAL PERFORMANCE REVIEW

The Committee will annually evaluate its own performance as a Committee against this Mandate. Any changes to the Mandate will be recommended annually to the Board of Directors.

Honoring the spirit and intent of applicable law as it evolves, the Committee has the authority to make minor technical amendments to this Mandate and report such amendments to the Corporate Governance and Nominating Committee at its next meeting.

15. INDEPENDENT ADVISORS

The Committee shall have the power to hire independent legal, financial or other advisors, as it may deem necessary and reasonable without consulting or obtaining the approval of any Officer of the Company in advance. Furthermore, the Committee has the authority to set and pay the compensation for any such advisors which are employed by the Committee.

PART II

Mandate Of Committee

16. SPECIFIC MANDATES

The Committee shall:

(a) review, discuss with Management and recommend to the Board of Directors for approval, the Company's audited annual financial statements, its annual report, annual information form, management discussion and analysis, all financial statements in prospectuses and other offering memoranda, financial statements required by regulatory authorities and all prospectuses and documents which may be incorporated by reference into a prospectus, including without limitation, the annual proxy circular before such documents are publicly disclosed or are filed with applicable regulatory bodies;

(b) review, discuss with Management and approve the release to the public of the Company's interim reports, including the financial statements, management's discussion and analysis and press releases on quarterly financial results and release to the public (authority delegated by the Board of Directors with a Resolution dated February 02, 2005);

(c) review with Management and report to the Board of Directors, on a semi-annual basis, the Company's obligations pursuant to warranties of performance and guarantees, securing the performance or payment by wholly owned subsidiaries of any indebtedness, liability or obligation;

(d) review the audit plans of the external auditors of the Company including the degree of coordination in those plans and the extent to which the planned audit scope can be relied upon to detect weaknesses in internal control, fraud or other illegal acts;

(e) review the external audit practices and procedures;

(f) review the annual post-audit or management letter from the external auditor and management's response and follow-up in respect of any identified weakness, and inquire regularly of management and the external auditors of any significant issues between them and how they have been resolved;

(g) satisfy itself, on behalf of the Board of Directors, that the Company has implemented appropriate systems of internal control over financial reporting and the safeguarding of the Company's assets and other "risk management" functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of Company performance in light of applicable risks) affecting the Company's assets, management, financial and business operations and that these are operating effectively.

(h) review the internal control systems and procedure (including information technology, security and control) to monitor the effectiveness of the Company's internal controls and to monitor compliance with, the Company's policies, and avoidance of conflicts of interest;

(i) review with Management plans regarding any significant changes in accounting practices or policies and the financial impact thereof;

(j) review with Management, the external auditors and if necessary legal counsel, any litigation, claim or contingency, including tax assessments that could have a material effect upon the financial position of the Company, and the manner in which these matters have been disclosed in the financial statements;

(k) review with Management and others as necessary, issues relating to legal and regulatory responsibilities to monitor the Company's efforts to ensure compliance;

(l) annually review and evaluate the performance of the external auditor and make recommendation as to the re-appointment or appointment of the external auditors to the Board of Directors; and, review and approve the basis and the amount of the external auditors' fees; it is specifically acknowledged that, pursuant to the *Business Corporations Act* (Alberta), the shareholders have the ultimate responsibility to appoint and replace external auditors and that the external auditors are accountable to the Committee and the Board as representatives of the shareholders;

(m) review and approve the Company's hiring policies regarding employees and former employees of CV Technologies' current and former auditor.

(n) monitor the independence and performance of the Company's external auditor and review and pre-approve any non-audit related services provided by the external auditors and the relevant fees, and the impact of these services on the independence of the external auditors. For greater certainty, the Committee shall annually review a formal written statement of the external auditor delineating all relationships between the Company and the external auditor;

(o) bi-annually review officers' expenses;

(p) meet separately with the external auditors and report to the Board on such meetings;

(q) review with the external auditors the adequacy and appropriateness of the accounting policies used in preparation of the financial statements;

(r) review with Management and the external auditor any disagreement regarding financial reporting;

(s) establish a procedure for the receipt, retention and treatment of complaints received by Management regarding accounting, internal accounting controls;

(t) conduct an exit interview upon resignation from the Company with any individuals in a senior position in the finance and accounting area;

(u) establish a procedure for the receipt, retention and treatment of confidential, anonymous submissions by employees regarding questionable accounting or auditing matters;

(v) annually review and reassess the adequacy of this mandate and these terms of reference; and

(w) recommend to the Board policies to safeguard Company assets, timeliness and accuracy of accounting records and investment policies and procedures.

17. OTHER MANDATES

(a) Perform other activities related to this charter as requested by the Board of Directors.

(b) Institute and oversee special investigations as necessary.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

SCHEDULE B

GLOSSARY OF TERMS

CVT-E002	The patented active ingredient of COLD-fX®. It is a unique extract of oligosaccharides and polysaccharides from *Panax quinquifolium* (North American ginseng).
dietary supplement	A supplement sold in the U.S. containing one of the following dietary ingredients: a vitamin, a mineral, an herb or other botanical, an amino acid, a dietary substance for use by man to supplement the diet by increasing the total dietary intake (e.g., enzymes or tissues from organs or glands), or a concentrate, metabolite, constituent or extract.
FDA	Food and Drug Administration; the government agency responsible for the regulation of all foods, dietary supplements and drugs in the United States.
HT1001	A patented extract of no less than 15% Ginsenosides by weight derived from *Panax quinquifolium* (North American ginseng).
NDI	New Dietary Ingredient; A new dietary ingredient is a dietary ingredient that was not marketed in the United States in a dietary supplement before October 15, 1994.
NPN	Natural Product Number; An NPN is issued by Health Canada once a product license application has been reviewed and accepted.
NHPD	Natural Health Products Directorate; as part of the Health Products and Food Branch of Health Canada, NHPD is the regulating authority for natural health products for sale in Canada.
NHPR	Natural Health Product Regulations; the regulations governing the sale of NHP's in Canada. They came into effect on January 1st, 2004.
OTC	Over-the-counter.
PHF	Parathyroid hypertensive factor; a biologically active circulating factor present in humans with hypertension. It originates from the parathyroid gland and acts by regulating the cellular calcium uptake.

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email: Gordon.brown@cvtechnologies.com; Jane.Tulloch@cvtechnologies.com

DATE: January 2, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1202307
FILING TYPE	Annual Information Form (NI 51-102)
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	Annual Information Form
FEES PAID	BC - $1000.00 CDS - $ 482.30
DATE FILED	December 27, 2007

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV TECHNOLOGIES INC.

NEWS RELEASE

For Release: 6am MT, Dec 27, 2007

CV TECHNOLOGIES ANNOUNCES FISCAL 2007 RESULTS; UPDATES CORPORATE PRIORITIES

EDMONTON, AB (CVQ – TSX) CV Technologies Inc. today released its financial results for the year ending September 30, 2007. On a consolidated basis annual net sales increased slightly to $42.0 million from restated $41.4 million for the same period last year.

Consolidated pretax loss for the year was $5.1 million, compared to restated pretax earnings of $4.1 million last year. The loss after tax was $9.8 million compared to restated earnings after tax of $0.6 million for the previous year.

Canadian annual net sales were essentially flat at $41.0 million (2006 - $41.3 million), year to year, while pretax profits were $8.5 million compared to last year's pretax profits of $7.9 million, an improvement of 6.8%. U.S. annual net sales for 2007 were $1.1 million (the first full year COLD-fX® entered the American marketplace). U.S. pretax loss was $13.6 million in 2007 compared to a pretax loss of $3.8 million in 2006.

For the three month period ending September 30, 2007, consolidated net sales have increased to $8.4 million from $8.3 million for the same period last year. Loss after tax was $1.1 million compared to restated after tax loss of $3.0 million for the previous year.

Summary of Annual Results
(in thousands)

Fiscal year 2007	**4th Quarter Sep 30, 2007**	**4th Quarter Sep 30, 2006**	**Year to date Sep 30, 2007**	**Year to date Sep 30, 2006 Restated**
Net revenue	**8,356**	8,290	**42,035**	41,387
Gross margin	**4,627**	4,213	**28,821**	28,100
Gross margin %	**55.4%**	50.8%	**68.6%**	67.9%
Earnings before tax	**(438)**	(2,982)	**(5,110)**	4,140
Earnings after tax	**(1,080)**	(2,992)	**(9,831)**	639
Earnings per share – Basic	**$(0.01)**	$(0.02)	**$(0.09)**	$0.01
Earnings per share – Diluted	**$(0.01)**	$(0.02)	**$(0.09)**	$0.01
Cash Position			**2,703**	7,913
Total assets			**41,308**	43,132
Total liabilities			**25,802**	19,607
Working Capital			**(5,757)**	16,374
Common shares outstanding			**104,101,006**	102,773,340

While this has been a year with disappointing results from the entry efforts into the U.S. marketplace, the U.S. sales efforts have been stabilized and will move forward on a controlled basis with investment in the marketing efforts aligned with revenues generated. The Company has broadly kept its U.S. retail customer base for the fall cold and flu season. On completion of the strategic plan, management recorded a write down of $ 814 thousand on deferred development costs and re-evaluated current inventories. An adjustment of $2.4 million was made for forecasted excess inventories, including packaging supplies to be rebranded.

As outlined in our July 10, 2007 news release, CV Technologies is in the process of finalizing and implementing its seven key priorities, continuing to use both strategic and legal advisors. Our focus for the next 12 to 24 months is on our core business in Canada and our goal is to create a national platform to allow our products to achieve leading market positions in their categories. Credit facilities with our new bank were completed in October.

Construction of the Company's new headquarters and research centre in Edmonton is near completion with occupancy in December. The organization has been restructured, including the hiring of a new Chief Operating Officer and Vice President, Sales. The creation of a national sales force in Canada is underway. Priorities included the formulation of a new strategic plan to maximize the value of the business, which is well underway. We have also retained financial advisors to assist us in the execution of the strategic plan and related matters.

"COLD-fX Extra Strength" and TV Campaign

In Canada our new product COLD-fX Extra Strength has been launched into the marketplace. There has been strong acceptance, with new listings from all existing customers. Shipments commenced in October. Revamped marketing and advertising programs for COLD-fX began this fall, with our first national television advertising campaign. It communicates the comprehensive treatment claims granted by Health Canada earlier this year. COLD-fX remains strongly positioned as the #1 selling cold and flu remedy in the country.

Update on Clinical Trial

The Company completed the treatment phase of a multi-centre trial, led by Dr. Gerald Predy, Edmonton's Medical Officer of Health, to test the effects of a two-fold higher dose of COLD-fX (versus the standard dose and placebo) on upper respiratory infections in vaccinated seniors. The scientific substantiation for the standard daily dose has already been sufficiently demonstrated, as was confirmed by the approval and NPN issuance by Health Canada.

The study is now in the analysis phase which is proceeding according to a normal schedule and standard industry practice for a trial of this size and complexity. Analysis includes data collection, organization, entry, and verification, all under blinded conditions. Performing analysis under blinded conditions ensures the study integrity is maintained because it is not known which subjects received COLD-fX and which received placebo. Once this is complete, the data will undergo independent numerical and statistical analysis and preparation for the scientific peer review and presentation process.

The Company recently agreed to collaborate with an internationally recognized flu expert, Dr. Albert Osterhaus, in the laboratory viral analysis component of the study. Based in the Netherlands, Dr. Osterhaus is one of the world's leading virologists and amongst the scientific achievements of his group of 100 scientists are the identification of the first human infection with avian flu H5N1 in 1997, and the identity of the SARS virus during the first outbreak in Hong Kong in 2003. The study quality will be further enhanced by this collaboration with the analysis and results expected to be completed in summer 2008.

A complete set of Audited Annual Financial Statements and Management's Discussion and Analysis will be made available on SEDAR (www.sedar.com). The financial results presented in this news release are a summary only and readers are encouraged to read the full text of the Audited Annual Financial Statements and Management's Discussion and Analysis for important additional information.

ABOUT CV TECHNOLOGIES INC.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX® - strengthens the immune system and is widely used as a leading over the counter remedy (OTC) for preventing and relieving cold and flu infections. In the United States it is marketed as an immune enhancing dietary supplement. COLD-fX continues to rank as the number one selling cold and flu remedy in Canada (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52-week period ending June 9, 2007). COLD-fX, with its unique and patented mechanism of action was standardized according to the Company's ChemBioPrint (CBP) Process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics. The CBP process also provides a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits.

MEDIA CONTACT:

Warren Michaels
Vice President, Communications
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com
www.cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-432-0022
jane.tulloch@cvtechnologies.com
www.coldfx.com

This News Release and the referenced complete set of audited Annual Financial Reports on SEDAR contain certain forward-looking information and statements within the meaning of applicable securities laws. The forward-looking information and statements are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: those comments predicting the timing and/or initiation of clinical trials, clinical trial results, and associated regulatory clearances, financing and acceptance of COLD-fX® in the marketplace. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "would", "project", "could", "should", "believe", "plans", "targets", "intends" and similar expressions are intended to identify forward-looking statements. In addition to the risks outlined in the Risks and Uncertainties section of the MD&A, the MD&A contains forward-looking information and statements pertaining to the following: the impact of competition; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; and product development. The Company believes that the expectations and assumptions reflected in the forward-looking information and statements contained herein are reasonable but no assurance can be given that these expectations and assumptions are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a more in-depth account of risks and uncertainties, please refer to documents filed with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR). Subject to its obligations under applicable law, the Company assumes no duty to update this disclosure. The Company is a 12g3-2(b) SEC registrant.

GLOBAL CORPORATE COMPLIANCE INC
850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email: Gordon.brown@cvtechnologies.com;
Jane.Tulloch@cvtechnologies.com

DATE: January 2, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1202309
FILING TYPE	News Releases
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News Release
FEES PAID	N/A
DATE FILED	December 27, 2007

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

END